MINING TO EMPOWER
PEOPLE AND ADVANCE
SOCIETIES

AngloGoldAshanti

Sustainability Report 2023



Guide to our reporting

Our reporting, which aims to facilitate better communication with a range of stakeholders, provides disclosure on certain significant aspects of our strategic, financial, operational, governance, social and environmental performance.

AngloGold Ashanti's suite of reports for the year ended to 31 December 2023, the 2023 financial year, comprises the following:

- **20-F report,** our primary report, produced in accordance with the reporting requirements of our primary listing on the New York Stock Exchange (NYSE) the US Securities and Exchange Commission (SEC) given
- **UK Annual Report,** produced in compliance with the UK Companies Act and comprising the following:
  - Strategic report
  - Directors' report
  - Directors' remuneration report
  - Annual financial statements
- **Sustainability Report,** which is aligned with guidance published by the Global Reporting Initiative (GRI) Standards 2021 and the Sustainability Accounting Standards Board (SASB)
- **Mineral Resource and Mineral Reserve Report**

Our 2023 reports have been approved by the Board of Directors.

Maria Ramos
Chairperson, AngloGold Ashanti plc
10 April 2024

Our full suite of reports



Scan the QR code to visit:

Our annual reporting suite:
www.reports.anglogoldashanti.com

The ESG Transparency Hub:
www.anglogoldashanti.com/investors/esg-transparency-hub/#tab-fundamentals



Stakeholder feedback

We welcome feedback on our reporting. Should you have any comments or suggestions on how we could improve the quality of our reports, contact our investor relations team at: *investors@anglogoldashanti.com*

Navigating this report

This document is an interactive pdf with all active hyperlinks indicated by orange, italic font.

Iduapriem, Ghana

Schedule of contents

Contents

Note:

- AngloGold Ashanti, the Company or the Group refers to AngloGold Ashanti plc and its subsidiaries (as applicable)
- Unless otherwise indicated, $ or dollar refers to the US dollar throughout
- All information is attributable unless otherwise specified
- Metric tonnes (t) are used throughout, and all ounces are troy ounces
- Moz refers to million ounces; Mt refers to million tonnes
- Rounding of numbers may result in computational discrepancies
- Unless otherwise stated, the Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied. Measured and Indicated Mineral Resource is reported separately from Inferred Mineral Resource in our reports


ANGLOGOLD ASHANTI
IDUAPRIEM MINE
INTERNATIONAL
MANAGEMENT
CODE CERTIFIED
Iduapriem, Ghana

About this report

AngloGold Ashanti's Sustainability Report 2023 provides an overview of our sustainability performance from operations within our reporting boundary, for the period 1 January 2023 to 31 December 2023.

Reporting boundary

While we seek to establish a consistent boundary for reporting across all our sustainability metrics, we also report on developments, impacts and data outside our reporting boundary where these are significant to the business and our sustainability performance. We do not report on non-financial information for Kibali mine in the Democratic Republic of the Congo (DRC), which is managed and operated by our joint venture partner, Barrick Gold Corporation.

Disclosure standards

AngloGold Ashanti's ESG reporting is informed by an annual assessment of its key ESG issues. This process is aligned with guidance published by the Sustainability Accounting Standards Board (SASB) and the Global Reporting Initiative (GRI) Standards. The assessment is reviewed annually by AngloGold Ashanti's senior leadership and approved by the Social, Ethics and Sustainability Committee (SES Committee). In addition, our reporting is informed by the United Nations Sustainable Development Goals (SDGs), the Accountability AA1000 Stakeholder Management Standard and the recommendations of the Task Force on Climate-related Financial Disclosures, the latter having been adopted as an integral part of the Company's Climate Change Strategy.

AngloGold Ashanti is a signatory to the United Nations Global Compact (UNGC) and this report serves to supplement and support our 2022 UNGC Communication on Progress (COP), which was submitted to the UNGC South Africa in January 2023. We aspire to contribute to Agenda 2063, which is aimed at transforming Africa into the global powerhouse of the future by delivering on a set of seven aspirations, each with its own set of goals.

We also report against the Voluntary Principles of Security and Human Rights (VPSHR) and the Extractive Industries Transparency Initiative (EITI).

Our reporting is aligned with the Sustainable Development Framework of the International Council on Mining and Metals (ICMM), of which AngloGold Ashanti is a member.

During 2023, AngloGold Ashanti completed self-assessments of conformance to the ICMM Performance Expectations (PEs), and the World Gold Council's (WGC) Responsible Gold Mining Principles (RGMPs). We have assessed the applicability of each mining principle at the corporate and operational site (asset) levels.

We engage with several third-party entities that rank our sustainability or environmental, social and governance (ESG) performance, according to their own methodologies, including MSCI, S&P Global Inc., Responsible Mining Index (RMI) and Sustainalytics. The resultant rankings are based on our ESG-related disclosures, and ESG risks and performance, and provide useful external feedback on our performance, and benchmarks against our peers. Some of these ESG rankings are reflected on our website, in our dedicated *ESG Transparency Hub*

External assurance

IBIS ESG Consulting Africa (Pty) Ltd (IBIS) was appointed as the external validation and assurance service provider for both sets of self-assessment. The process of external validation commenced in September 2022 and will be completed across all assets over a three-year period. In planning for the on-site validation engagements, we reviewed our asset prioritisation and decided to align these engagements with the combined assurance audit cycle.

Key data illustrates our performance against our sustainability metrics. Where possible, we present data for five years to show trends and to emphasise that our sustainability performance is built over time. Historical data in this report has been restated to exclude divested operations, unless otherwise stated in this report.



Obuasi, Ghana

Safe harbour statement

Inclusion of information in this report, including any discussion, analysis or assessment of "material", "significant", "key", or similarly described information, is not an indication that we deem such information to be material to an investment decision related to our securities or important to an understanding of our business more generally.

This report also contains certain forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In particular, these include, among other statements, forward-looking statements relating to the Company's future performance, goals and objectives, as well as future regulatory developments, with respect to sustainability and other environmental, social and governance matters. Such statements are often, but not always, made through the use of forward-looking words, phrases and expressions such as "believe", "expect", "aim", "anticipate", "intend", "foresee", "forecast", "predict", "project", "estimate", "likely", "may", "might", "plan", "seek", "would", "should", "could", may", ""scheduled", "possible", "continue", "potential", "outlook", "target", or other similar words, phrases, and expression.

These "forward-looking statements" may involve estimates and assumptions that are subject to risks, uncertainties and other factors. These and other statements made in this report may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated, including the risk factors set forth in our annual report on Form 20-F for the year ended 31 December 2023 to be filed with the SEC.

About AngloGold Ashanti

Headquartered in Denver, in the United States, AngloGold Ashanti plc (AngloGold Ashanti) has its primary listing on the NYSE and secondary listings in South Africa and Ghana. The Company is registered in England and Wales.

While focused primarily on gold mining, we pursue value-creating opportunities involving other minerals when we can leverage our existing assets, shareholdings, skills and experience. A geographically diverse shareholder base includes some of the world's largest financial institutions.

Our purpose

Mining to empower people and advance societies

Our mission

To create value for our shareholders, employees and business and social partners by safely and responsibly exploring for, mining and marketing our products.

Our values

Our six values guide all decisions made and actions taken in the conduct of our business. These values link our activities to our environmental, social and governance (ESG) goals and commitments.

2023 – a snapshot

- Produced 2.635Moz of gold, our principal product, and 4.4Moz of silver as a by-product (2022: 2.742Moz of gold; 3.6Moz of silver)
- Employed an average of 33,658 people (including contractors) (2022: 32,594 people)
- At 31 December 2023:
  - Reported a total gold Measured and Indicated Mineral Resource of 59.9 Moz, a gold Inferred Mineral Resource of 46.4Moz and a total gold Mineral Reserve of 28.1Moz
  - Included a gold Measured and Indicated Mineral Resource of 5.4Moz and a gold Inferred Mineral Resource of 11.2Moz for the Beatty District in Nevada
- Recorded a market capitalisation of $7.8bn at 31 December 2023 (2022:$8.1bn)
- Included in the JSE Top 40 Index, the S&P Global CSA, the FTSE/JSE Responsible Investment Index Series (the FTSE4Good Index), the Responsible Mining Index and the Bloomberg 2023 Gender-Equality Index


Legend
Operations
Projects
Exploration
Office
1
2
3
4
5
6
7
8
9

Americas

1. **Argentina**
   Cerro Vanguardia (92.5%)
2. **Brazil**
   Serra Grande
   AGA Mineração
3. **Colombia**
   La Colosa
   Quebradona
4. **United States of America**
   Expanded Silicon[(a)], North Bullfrog[(b)], Mother Lode Sterling

Africa

5. **Guinea**
   Siguiri (85%)
6. **Ghana**
   Iduapriem
   Obuasi
7. **Democratic Republic of the Congo (DRC)**
   Kibali (45%) [(d)]
8. **Tanzania**
   Geita

Australia

9. **Australia**
   Sunrise Dam
   Tropicana (70%)

Notes:
[(a)] The Expanded Silicon Project incudes the Merlin deposit
[(b)] Sterling includes the Crown Block
[(c)] Kibali is operated by Barrick Gold Corporation (Barrick)

	Group	Americas	Africa	Australia
Gold produced	2.635Moz	0.532Moz	1.541Moz	0.562Moz
People employed [(1) (3) (4)]	33,658 people	8,565 people	21,734 people	1,741 people
Net cash inflow from operating activities [(2) (3)]	$1,061m	$1m [(5)]	$1,043m	$380m
Capital expenditure [(3)]	$1,127m	$282m	$710m	$135m
Total Mineral Reserve [(3)]	28.07Moz	6.16Moz	19.29Moz	2.61Moz
Total community investment [(3)(4)]	$18.84m	$5.01m	$12.60m	$0.85m

Note:
All the numbers for Group and the Americas include AGA Mineração's Córrego do Sítio (CdS) operation that was placed on care and maintenance in 25 August 2023.
[(1)] Average employed, includes contractors
[(2)] Includes joint ventures but excludes corporate and other costs
[(3)] Includes projects
[(4)] Includes corporate and non-gold producing subsidiaries
[(5)] The sum of net cash inflows from operations offset by net operational cash outflows associated with the projects

2023 at a glance

Our people

33,658
Average number of employees and contractors 2022: 32,594

Zero
Fatalities at Company-managed operations (including contractors)
2022: Zero

1.09
Total Recordable Injury Frequency Rate (TRIFR) 2022: 1.26

$551m
Salaries, wages and benefits paid to employees 2022: $534m

$7.76m
Training and development expenditure 2022: $8.94m

Our communities

$18.84m
Community investment
2022: $18m

94%
Expenditure with local suppliers
2022: 94%

99.92%
Security personnel trained on human rights policies 2022: 99.9%


Obuasi, Ghana

Our environment

1
Reportable environmental incident 2022: 3

1,469kt
Scope 1 and 2 greenhouse gas (GHG) emissions
2022: 1,475 kt

4,104ha
Cumulative amount of land rehabilitated 2022: 3,861ha


Iduapriem, Ghana

Our governance

1,444
Employees that completed ethics-related training 2022: 5,390

Conformance to Global Industry Standard on Tailings Management

$833m
Payments to government
2022: $880m


Obuasi, Ghana

Creating and sharing value

We create and distribute value in tangible and intangible ways. One measure of value creation and distribution is illustrated below.

Economic value generated

US dollar millions	%	**2023**	%	2022	%	2021
Gold sales and by-product income	93	4,582	95	4,501	92	4,029
Interest received	3	127	2	81	1	58
Royalties received	—	1	—	2	—	2
Profit from sale of assets	—	14	—	8	1	22
Income from investments *	4	207	3	161	6	245
Other income	—	20	—	—	—	—
Total economic value generated	100	4,951	100	4,753	100	4,356

** 2021 and 2022 figures restated.*

Economic value distributed (1)

US dollar millions	**2023**	2022	2021
Provider of capital	248	330	364
Finance costs and unwinding of obligations	157	149	140
Dividends	91	181	224
Employees (2)	551	534	515
Government	697	674	656
Current tax (3)	217	231	248
Royalties (4)	164	152	149
Employee taxes (4)	201	182	167
Production, property and other taxes (4)	115	109	92
Community (5)	17	16	15
Suppliers and services (6)	2,777	2,175	1,836
Total economic value distributed	4,290	3,729	3,386

(1) Economic value distribution involves providing human, financial, social, natural and manufactured capital, guided by business objectives and key issues identified through the operating process to ensure sustainable long-term value retention for stakeholders, underpinned by our key behavioural programme operational excellence, implemented at every step of the business from exploration through the entire chain to divestment/disposal

(2) Payments to employees include salaries, wages and other benefits

(3) Current taxation includes normal taxation and withholding taxation on dividends paid per jurisdiction in which the Group operates

(4) Employee, production, property and other taxes and royalties are reported on a cash basis and exclude equity-accounted joint ventures and projects of a capital nature

(5) Community and social investments exclude expenditure by equity-accounted joint ventures

(6) Suppliers and services excludes capital expenditure

Total economic value distributed


5.79%
12.84%
16.25%
0.40%
64.72%
%
Provider of capital
Employees
Government
Community
Suppliers and services

Message from the Chairperson of the Social, Ethics and Sustainability Committee

This report has been structured to focus on the most significant ESG matters affecting the business today, which were identified through a 'double materiality' process.



Dr Kojo Busia
Chair of the Social, Ethics and Sustainability Committee

As 2022 was a year of recovery, refocus and consolidation for AngloGold Ashanti, so 2023 was a transformative one. The Company's domicile shifted from South Africa to the United Kingdom and the primary listing moved to the New York Stock Exchange (NYSE), reflecting the truly global nature of our operations and leadership and further strengthening this foundation of this leading global gold company.

While this move had profound impacts on our corporate structure, and will change our reporting and disclosures, it will not change the fundamental values and ethos of our business, which at root remains to responsibly and respectfully conduct our mining operations and contribute to our host countries, for the good of all stakeholders.

Disclosure regulations, especially in respect of ESG matters, differ between regions, and so our quarterly and annual reporting may be a little different to our reporting in the past. However, from a sustainability reporting perspective, we remain fully committed to leading disclosure practices and will continue to report in line with the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) standards, the Task Force on Climate-related Financial Disclosures (TCFD), the Extractive Industries Transparency Initiative (EITI) and the Voluntary Principles on Security and Human Rights (VPSHR). We subscribe to and report against the principles and requirements of the International Council on Mining and Metals (ICMM) and the World Gold Council (WGC). We also support and align our reporting with the UN Sustainable Development Goals (SDGs).

Role of SES Committee in shaping ESG governance

I am pleased to chair the Social, Ethics and Sustainability (SES) Committee, and recognise the significant interest and commitment of my fellow committee members, and the Board as a whole in all matters relating to ESG. What has become very clear in recent years is that ESG is increasingly central to the effective functioning of the business.

The revised Board charter, now even more explicitly ESG-centric, underscores our commitment to governance and integrity. The SES Committee has long been instrumental in steering and overseeing our ESG initiatives and performance in the broadest sense, including core operational aspects like health, safety and security, while also overseeing diversity, equity and inclusion progress, risks related to our tailings storage facilities (TSFs) and our social investments performance across our operating jurisdictions.

The key governance challenge for the Board is how to straddle the various jurisdictional legal and social norms by keeping our corporate purpose in focus, all while keeping a balance between shareholder value and stakeholder interests.

Fostering active engagement by the Board on ESG matters is key for the SES Committee, which included a detailed work plan and transparent engagement with members of the senior management team on a diverse range of topics that affect all aspects of sustainability, governance and the Company's legal and social licence to operate (SLO). The close interplay with the Audit and Risk Committee, which oversees assurance – including some ESG topics – is an invaluable aspect of the overall governance matrix.

Double materiality

This report has been structured to focus on the most significant ESG matters affecting the business today, which were identified through a 'double materiality' process. The Company sought to identify those issues that have or may have an impact on the cash flows and financial viability of the business in the short, medium and long term, as well as the impacts that we as a company have on our environment and society in the short, medium and long term. As would be expected, these issues are often inter-dependent and cannot always be precisely categorised.

Our long-standing track record in linking corporate citizenship to maintaining our social licence to operate is the guiding principle for the SES Committee in executing its fiduciary responsibility in this context.

Artisanal mining: a continued focus

In 2023, the SES committee deliberated extensively on illegal and small-scale mining activities and their impact on our operations and the communities that surround them. As ever, this remains a delicate and complex issue for gold mining companies across most developing countries, requiring initiatives not only to secure our own assets and people from illegal mining activities, but also to support the formalisation of legitimate artisanal and small-scale mining (ASM), often a centuries old economic pursuit, to improve the health and safety of those engaged in it and to mitigate its often-devastating impact on the environment.

Nowhere is this difficult balancing act more evident than in West Africa, where the precipitous increase in the cost of living, alongside endemic unemployment and macroeconomic strain, make artisanal gold mining an attractive way for a growing number of people to keep food on the table.

Our approach has been to help create or support multi-stakeholder initiatives to formalise ASM, which aims not only to improve safety, working conditions and environmental outcomes, but also to end exploitation of the most vulnerable members of the ASM value chain. We are working simultaneously to create alternative livelihoods in order to divert as many people as possible into less hazardous endeavours, like small business and agricultural projects, all the while we are working to ensure our people, sites and assets are properly secured, in line with our VPSHR commitments, to create a safe environment for the development of our ore bodies.

Our work in this area is underpinned by our commitment to fostering stability and positive socio-economic contributions in the regions where we operate.

Message from the Chairperson of the Social, Ethics and Sustainability Committee

As we navigate the change that inevitably comes with a new organisational structure and corporate domicile, ESG considerations remain intrinsic to our operations. The story of AngloGold Ashanti's progress in 2023 is one of resilience, adaptation, and an unwavering commitment to our values.

Climate change, decarbonisation and the pathway to net zero Scope 1 and 2 GHG emissions

The world continues to feel the impacts of climate change, both in terms of physical impacts as well as in the tremendous social and regulatory pressure to decarbonise value chains, and transition to net zero Scope 1 and 2 GHG emissions. It is known that Africa, where we currently have most of our mining operations, stands to bear a disproportionate level of impact from changing weather, not only because of climatic factors but because the continent is in many cases ill-equipped to deal with them. This matters to us, climate is just as much, if not more, about people than the environment. Physical risks, therefore, will continue to require our focused attention in our climate change strategy.

Our investment in a range of projects to reduce GHG emissions from our operations is a strategic priority enshrined in our target announced in 2022 to achieve a 30% reduction in GHG emissions by 2030, from a 2021 baseline.

Our milestone renewable energy project at Tropicana, in a partnership with Pacific Energy, involves the construction and operation of a 62MW wind and solar generation facility, combined with battery storage system. This project, well underway at the end of 2023, will supplement natural gas power generation, reducing natural gas consumption by half. GHG emissions from Tropicana are expected to drop by an average of 65,000t per annum over the 10-year life of the agreement with Pacific Energy. At Geita, the switch is underway from predominantly diesel-generated power to the national grid which has a higher proportion of hydro-electric power.

These projects will assist us in meeting our 2030, medium-term emission reduction commitments and are important milestones on our journey to net zero Scope 1 and 2 GHG emissions by 2050.

We recognise that accounting for and reducing Scope 3 GHG emissions – those emissions that occur upstream and downstream of our operations – are critically important, notwithstanding the fact that gold's emissions from the value chain are significantly fewer than for many other commodities. In partnership with value chain partners, we expect to continue to work on Scope 3 GHG emissions accounting and to explore opportunities, where feasible, to address Scope 3 GHG emissions consistent with our commitment, as an ICMM member, to set Scope 3 emissions reduction targets.

Significant step forward in tailings management and disclosure

The year also heralded a milestone in the vitally important area of tailings management and disclosure. We are proud of our long tailings management track record and, in August 2023, published our commitment to full implementation of the Global Industry Standard on Tailings Management (GISTM) at all our TSFs by August 2025. The GISTM is an important step for the industry in improving governance, transparency and ultimately, safety.

This disclosure is available here: https:/www.anglogoldashanti.com/wp-content/uploads/2023/08/aga-gistm-conformance-statement-aug2023.pdf.

The progress achieved to date has been significant, especially given the scale of auditing, governance and administrative processes required by the standard, and the continuing global skills shortages in this area. We currently expect to achieve full conformance at all of our TSFs by August 2025.

A new era of nature and biodiversity reporting

As an industry, our activities and processes both depend on and impact nature. We are on a journey to continually improve the understanding of environmental impacts and the initiatives needed to mitigate them, while seeking the best ways to leverage our own knowledge, resources and connections within and outside our industry, to create nature positive outcomes.

While the Taskforce on Nature-related Financial Disclosures (TNFD) ushers in a new regime of nature-related disclosures, understanding and mitigating biodiversity impacts, and planning for rehabilitation and closure have long been part of how we operate.

The standards replicate many aspects of the widely adopted Taskforce on Climate-related Financial Disclosures and we are committed to the process of integrating nature related considerations into our decision-making processes as we develop a roadmap to becoming nature net positive.

Along with other ICMM members we have committed – where practical – to ensuring no net loss in biodiversity as a result of our operations versus a 2020 baseline. This collective commitment, from some of the industry's largest companies, will help promote the health, diversity and resilience of species, ecosystems and natural processes.

Inclusion, diversity and equity

The persistent challenge of discrimination and sexual harassment within the mining industry underscores the importance of our inclusion, diversity and equity (ID&E) efforts. At AngloGold Ashanti, our zero-tolerance policy towards discrimination, and our progress in gender parity initiatives are testament to our commitment. However, we acknowledge the evolving nature of these challenges, recognising the need for continual vigilance and improvement – our work in this regard is an ongoing journey.

A restructured organisation and ongoing commitments

As we navigate the change that inevitably comes with a new organisational structure and corporate domicile, ESG considerations remain intrinsic to our operations. The story of AngloGold Ashanti's progress in 2023 is one of resilience, adaptation, and an unwavering commitment to our values.

As we grapple with new and ongoing challenges, our commitment to sustainability, transparency, and responsible governance remains steadfast. We express our gratitude to our shareholders, partners, and stakeholders for their continued support and engagement on this transformative journey.

Kojo Busia

Dr Kojo Busia
Chair of the Social, Ethics and Sustainability Committee
10 April 2024

CEO's review and outlook

We recognise the important accountability we have to a broad range of stakeholders interested in the social and environmental impacts of our business, and how we respond to them.



Alberto Calderon
Chief Executive Officer

AngloGold Ashanti has for more than two decades produced a separate sustainability report, aligned with the primary environmental, social and governance (ESG) standards and voluntary compacts to which we subscribe. This is an important report that highlights the very different circumstances and challenges of the various jurisdictions in which we operate, and the important projects and interventions we invest in to ensure there are tangible benefits that accrue to our host communities, so that we can help deal with some of the more difficult challenges they face, and that our business remains sustainable over the long term.

We see sustainability and the ESG metrics that guide our strategy and targets, and what we monitor, manage and disclose, as an integral and critical pillar of our business. Just as our annual report is primarily aimed at financial stakeholders, we recognise the accountability we have to a broad range of stakeholders interested in the social and environmental impacts of our business on society, and how we respond to them. This, we seek to address through this report through a qualitative and quantitative accounting of our performance across a number of areas that we see as most significant to our business and those it affects.

New purpose and values

The year in review was a seminal one for the Company. Alongside the move of our headquarters to the US and primary listing to the NYSE, we took time for introspection, to consider 'why' AngloGold Ashanti exists. This was the next, important step in the engaging and participative culture journey that we started in 2022, to review, refresh and recommit to our values.

The outcomes of this process have been both profound and reassuring; profound in that they have clarified a common purpose for the company as a whole; and reassuring in that they are fully aligned to the direction of the journey we have been pursuing.

Our purpose statement: **Mining to Empower People and Advance Societies** places people at the heart of what we do, both within and outside of the organisation. This simple statement demonstrates the power that this company has to leverage the development of a scarce natural resource to give skilled and purposeful individuals the tools to develop themselves and advance, this business and their communities. The statement captures the importance of the enormous direct and indirect contributions – whether financial or otherwise – that this business and its partners can make to infrastructure, business and rural development, healthcare and education, among others. This report and its case studies are rich in examples of how this purpose is brought to life time and again.

Our refreshed values: **Safety, Respect, Integrity, Sustainability, Excellence, and Collaboration** are the north star that guide all we do. Placing sustainability as a core value highlights our long-standing commitment to building a business that brings economic, social and environmental benefits to our stakeholders.

This report is structured to demonstrate our performance on the most significant sustainability matters facing the business. It is concise and focused to ensure it is accessible and useful to a broad range of stakeholders. It should be read in conjunction with our Annual Report and our *ESG Transparency Hub*, which contains a wealth of detailed information and performance data.

Record safety performance

Our continued focus on safety has continued to bear results. Our TRIFR, at 1.09 per million hours worked as of 31 December 2023, is a record performance for the company, and remains well below the average of that of our mining peers.

Our strategy has involved a determined approach to reduce and mitigate risk and, what is sometimes not fully appreciated, are the very real trade-offs that need to be faced.

By way of example, we were confronted with a challenge toward the end of the year at Obuasi mine in Ghana, where difficult ground conditions in high grade areas were causing significant challenges. Access to high grade stopes was either impossible or significantly slower than planned due to difficult ground conditions, making the safety risk of proceeding as usual, unacceptably high.

The decision for us was simple – immediately change the approach in order to reduce the safety risk. That meant rebasing production for our most important growth asset, an infinitely preferable outcome compared with knowingly placing people in harm's way.

Climate change, decarbonisation and nature

Climate change remains the dominant issue of our time. Our goal is to achieve net zero Scope 1 and Scope 2 GHG emissions by 2050, with an interim target of a 30% reduction by 2030 (as compared to a 2021 baseline) through a combination of renewable energy projects and initiatives which improve efficiency or use lower-emission power sources.

Our agreement with Pacific Energy to construct 62MW of wind and solar generation capacity at the Tropicana mine in Australia is an important step in our decarbonisation journey, as is our move at the Geita mine in Tanzania to transition from predominantly diesel-generated power to the national grid which has a high proportion of hydroelectric power.

In line with our membership of the ICMM, we have committed to setting Scope 3 emissions reduction targets. We continued working in-house and with targeted suppliers to explore the feasibility of addressing the most significant sources of Scope 3 GHG emissions.

Developing a realistic, achievable climate response plan has been one of my priorities since joining AngloGold Ashanti. We have conducted intensive work within our operating and environmental teams to design a robust, practical programme that adds value. Importantly, our current GHG emission reduction pipeline of projects is in its entirety net present value positive, which reinforces my mantra, that you can 'do well, by doing good'.

We are strengthening our governance of climate change by improving knowledge sharing, both internally and externally, and have further embedded considerations of climate risks into key decision-making and reporting processes.

We know that climate and nature are two sides of the same coin. As a responsible mining company, AngloGold Ashanti has always placed a strong emphasis on recognising, and minimising our impact on biodiversity, during both project

CEO's review and outlook

development and operational phases, prioritising avoidance of any impacts wherever possible.

In 2023, we collaborated with the ICMM in developing its new Nature Position Statement which was launched in January 2024. It is a collective commitment for a nature positive future. It outlines five points for action to guide members' contributions to stopping and reversing nature loss, including a commitment not to mine or explore in World Heritage Sites, to respect all legally designated protected areas; and to ensure no net loss of biodiversity at all mine sites by closure, wherever possible, against a 2020 baseline.

Tailings management and disclosure

In August 2020, we along with other ICMM members committed to full conformance with the GISTM at all of our TSFs, and to achieve and report conformance for tailings facilities with the highest potential consequences in the event of a failure by August 2023.

The Standard was developed through an independent process convened by the ICMM, the United Nations Environment Programme (UNEP) and guided by Principles for Responsible Investment (PRI), and contains 77 requirements integrating social, environmental, local economic and technical considerations which strive to achieve the goal of zero harm to people and the environment.

We are very proud of our track record in constructing, managing and maintaining our TSFs to highest levels of integrity and safety, ensuring that we were able to disclose the status of conformance for each facility within the two highest consequence categories, and establish a summary of time bound measures to address any gaps.

As was intended through the implementation of the standard, we can most assuredly say that it has resulted in transformative improvements in tailings governance, accountability and transparency. It has further promoted extensive and meaningful collaboration with the broadest range of potentially affected stakeholders.

In addition to this report, further disclosures on tailings management, and our conformance to the GISTM may be found in our *ESG hub*

Artisanal and small-scale mining

Another area of progress during the year has been in our engagements in respect of ASM. For many reasons, ranging from cost of living and climate impacts, to displacement as a result of conflict and difficult economic conditions, we have seen a significant increase in ASM activity as well as illegal mining in some of the countries in which we operate.

This remains an incredibly complex challenge that does not lend itself to ready solutions, but rather there is a need for careful and deliberate action across a number of different fronts with many partners and also some trial and error. Our key measures to address this include the development of alternative livelihoods, educating and sensitizing stakeholders to the dangers of ASM and also building capacity to ensure and advocating for a comprehensive, multi-stakeholder approach to formalisation of this important economic activity.

In 2024 we intend to complete the review of our ASM standard, to increase our collaborative efforts through inclusive stakeholder engagement, progress our formalisation programmes and to improve our ASM safety awareness training programme.

Securing and maintaining our social license to operate

Mining and economic growth enables us to make the most of our resources, skills, and knowledge and to strengthen and support the resilience of our local and host communities.

Our approach is guided by the principles outlined in our Sustainability Policy and directed by our Social Performance Management Framework. It revolves around inclusive stakeholder engagement, proactive risk and impact management, and the implementation of programmes that foster mutual value creation.

Respect for human rights is vitally important, ensuring our employees, contractors and supply chain understand how to respect these in all cases, and to remedy violations wherever possible. The ongoing process of embedding our human rights due diligence process at each of our sites is essential to secure our right to operate.

Securing and maintaining our SLO underpins our business. This SLO is effectively the tacit approval from our stakeholders to continue doing business. It is earned not acquired or bestowed. There are a number of diverse factors that contribute to this approval being granted or withdrawn:

- Safety is of course paramount. People are reluctant to work in or be associated with an unsafe environment.
- Being a responsible custodian of the natural environment is a clear priority. This means not only being responsible today but caring for tomorrow. Reducing our footprint, whether it comes to GHG emissions, water use or disturbance of nature, is becoming a bigger and bigger issue.
- Governments and communities want to see benefits from the development of their natural resources. So, procuring locally where possible is important, creating high-quality jobs in our host communities is vital, and ensuring we have a profitable business that can reliably pay tax to our host governments is essential.

In closing, we ensure that we have the right people in place at all levels of the business, we are governed by the right values, we are guided by our overarching strategy, and we are focused on strengthening our license to operate. It is important that we remain humble in that process, seeking areas for improvement and correcting course when we have not done as well as we should.

Alberto Calderon
CEO
10 April 2024

Sustainability strategy and framework

Our approach to sustainability

At AngloGold Ashanti, we have a long standing commitment to enhancing our sustainability performance. This involves addressing ESG impacts arising from our operations, actively engaging with governments and communities, and striving to equitably distribute the benefits of mining among our stakeholders.

Sustainability is a fundamental aspect of our business ethos and strategy, and is deeply ingrained in our corporate values, all with the aim of securing our SLO. The sustainability strategy encompasses safety and health, community benefit on a broad scale and fostering vibrant business operations.

In addition to paying taxes and employing and procuring locally to the greatest extent possible, our sustainability initiatives are shaped by an annual materiality assessment identifying material sustainability issues. We then allocate our sustainability investments and actions towards our material sustainability issues. **Further details on our materiality assessment process can be found on page** *15*.

Our initiatives focus on safeguarding people and communities, fostering relationships based on open dialogue and trust, responsible environmental stewardship, running a sustainable business and committing to climate action and resilience.

Our attention to certain material sustainability issues reflects current concerns of both internal and external stakeholders, and these priorities evolve over time. Our sustainability strategy, however, covers a broader spectrum of issues and extends over a longer time frame.

Fundamental to our sustainability strategy is robust governance. We pride ourselves on transparent reporting – both within the company and to external parties – working to ensure that management and shareholders are well-informed about operational effectiveness at all levels and can rapidly address challenges or shortcomings that may arise.

Governance begins with proactive oversight and involvement from our Board. We uphold a world-class set of policies and standards, forming the foundation of our management systems across various disciplines.

These policies are implemented through rigorous engagement and oversight by our Executive Management team, ensuring comprehensive identification and management of risks, impacts, and opportunities. Our systematic approach to both internal and external assurance adds another layer of scrutiny and oversight to our organisational system.

We also seek to provide all stakeholders, including ESG rating agencies, communities, and civil society, with the necessary information for an accurate evaluation of our social and environmental activities and performance.

To maintain effective systems across the Group, we have updated our information system architecture to enhance internal reporting and integrate sustainability activities more seamlessly into our broader business operations. Over the past year, we continued to roll out iSIMS across the Company.

We endeavour to remain attuned to the global geopolitical landscape and stakeholder perspectives on pressing issues. Accordingly, we adapt and advance our sustainability approach, targets, goals, key performance indicators (KPIs), and reporting methods to address these concerns.

Sustainability strategy framework

Our sustainability journey at AngloGold Ashanti enables the Company to respond to a dynamic global environment in order to maintain our SLO.

As we strive to generate value for our shareholders and stakeholders, we understand that this cannot be achieved in isolation. Collaboration is not just beneficial but essential for our success. Therefore, our strategy acknowledges the interplay between people, politics, the environment, and the economy. It is adaptive and dynamic, allowing us to respond effectively to changes in the regions where we operate.

Our commitment to sustainability is a strategy that continually evolves, mirroring the changing global landscape and underlining our dedication to making a positive impact in the world.

Case study

iSIMS

The Integrated Sustainability Information System (iSIMS) was introduced for all sustainability disciplines in 2021. This year in review saw ongoing implementation of core modules and discipline-specific modules across functions. The system aims to effectively integrate sustainability business processes, KPIs and operational risk management at all levels of the organisation, enhancing business unit and operational-level reporting. The software platform provides both desktop and mobile user accessibility, improving efficiency and allowing for real-time data collection.

Click here to read more

iSIMS serves as a centralised platform offering a high-level view of standarised reports capable of pinpointing threats and risks across five sustainability disciplines, enabling proactive management across the board. The platform supports multi-layered dashboards displaying valuable insights for key metrics in each discipline, their associated risks, and overall performance.

iSIMS: Knowledge and data empowers sustainability processes and decision making

iSIMS facilitates advanced workflow processes across five sustainability disciplines, alongside providing site-specific sustainability risk and performance data.

SAFETY	COMMUNITY	SECURITY	HEALTH	ENVIRONMENT
• Safety interactions / Interventions	• Stakeholder engagement • Complaints and grievances • Community investment • Land identification and resettlement • ASM management • Socio economic development • Project Management	• VPSHR register • Technical systems management • Threat management • Surveillance management	• Community health • Primary healthcare and wellness • Occupational medicine • Occupational environment	• Permit tracking • Compliance management • Chemical register • Environmental monitoring which includes, Water, Air, Waste, Noise, Land, Biodiversity, Heritage and Vibration

iSIMS framework assists Anglogold Ashanti in decision-making and problem-solving processes

Analysis: the gathering and evaluating of data relevant to various functional risks

Action: setting objectives, developing strategies, allocating resources, assigning responsibilities, and establishing timelines for implementation

Accountability: monitoring progress, tracking performance metrics, evaluating results against established goals, and holding regular reviews or assessments to ensure accountability and make any necessary adjustments

Contributing to the SDGs

Our contribution to the SDGs

AngloGold Ashanti is committed to making a meaningful contribution to the United Nations Sustainable Development Goals (SDGs).

The SDGs provide a useful framework against which our impacts on the environment and society, both positive and negative, can be measured and reported.

We have mapped our material sustainability issues against the SDGs and selected nine priority SDGs which are primary to our sustainability strategy, and where we can make a positive contribution.

There are six SDGs which are secondary to our business, but where we still strive to make a positive contribution through our business activities including corporate social investment, repurposing of land and environmental practices and policies.

SDGs which are primary


3 GOOD HEALTH AND WELL-BEING
5 GENDER EQUALITY
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
17 PARTNERSHIPS FOR THE GOALS

SDGs which are secondary


1 NO POVERTY
4 QUALITY EDUCATION
6 CLEAN WATER AND SANITATION
10 REDUCED INEQUALITIES
15 LIFE ON LAND
16 PEACE, JUSTICE AND STRONG INSTITUTIONS

Priority SDG targets:

SDG3: Ensure healthy lives and promote well-being for all at all ages

3.3 By 2030, end the epidemics of AIDS, tuberculosis, malaria and neglected tropical diseases, and combat hepatitis, waterborne diseases and other communicable diseases

3.b Support the research and development of vaccines and medicines for the communicable and non-communicable diseases that primarily affect developing countries, provide access to affordable essential medicines and vaccines

See page 26

SDG5: Achieve gender equality and empower all women and girls

5.1 End all forms of discrimination against all women and girls everywhere

5.2 Eliminate all forms of violence against all women and girls in the public and private spheres, including trafficking and sexual and other types of exploitation

5.5 Ensure women's full and effective participation and equal opportunities for leadership at all levels of decision-making in political, economic and public life

5.b Enhance the use of enabling technology, in particular information and communications technology, to promote the empowerment of women

5.c Adopt and strengthen sound policies and enforceable legislation for the promotion of gender equality and the empowerment of all women and girls at all levels

See page 30

SDG 7: Ensure access to affordable, reliable, sustainable and modern energy for all

7.2 By 2030, increase substantially the share of renewable energy in the global energy mix

7.3 By 2030, double the global rate of improvement in energy efficiency

7.a By 2030, enhance international cooperation to facilitate access to clean energy research and technology, including renewable energy, energy efficiency and advanced and cleaner fossil-fuel technology, and promote investment in energy infrastructure and clean energy technology

See page 43

Contributing to the SDGs

Priority SDG targets:

SDG 8: Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all

8.2 Achieve higher levels of economic productivity through diversification, technological upgrading and innovation, including through a focus on high-value added and labour-intensive sectors

8.3 Promote development-oriented policies that support productive activities, decent job creation, entrepreneurship, creativity and innovation, and encourage the formalisation and growth of micro-, small- and medium-sized enterprises, including through access to financial services

8.5 By 2030, achieve full and productive employment and decent work for all women and men, including for young people and persons with disabilities, and equal pay for work of equal value

8.7 Take immediate and effective measures to eradicate forced labour, end modern slavery and human trafficking, and secure the prohibition and elimination of the worst forms of child labour, including recruitment and use of child soldiers, and by 2025 end child labour in all its forms

8.8 Protect labour rights and promote safe and secure working environments for all workers, including migrant workers, in particular women migrants, and those in precarious employment

See pages *19 - 22*

SDG 9: Build resilient infrastructure, promote inclusive and sustainable industrialisation and foster innovation

9.1 Develop quality, reliable, sustainable and resilient infrastructure, including regional and transborder infrastructure, to support economic development and human wellbeing, with a focus on affordable and equitable access for all

9.a Facilitate sustainable and resilient infrastructure development in developing countries

See pages *34 - 36*

SDG 11: Make cities and human settlements inclusive, safe, resilient and sustainable

11.3 By 2030, enhance inclusive and sustainable urbanisation and capacity for participatory, integrated and sustainable human settlement planning and management in all countries

11.4 Strengthen efforts to protect and safeguard the world's cultural and natural heritage

See pages *34 - 36*

SDG 12: Ensure sustainable consumption and production patterns

12.2 By 2030, achieve the sustainable management and efficient use of natural resources

12.6 Encourage companies, especially large and transnational companies, to adopt sustainable practices and to integrate sustainability information into their reporting cycle

See page *60*

SDG 13: Take urgent action to combat climate change and its impacts

13.1 Strengthen resilience and adaptive capacity to climate-related hazards and natural disasters in all countries

13.3 Improve education, awareness-raising, and human and institutional capacity on climate change mitigation, impact reduction and early warning

See page *43 - 45*

SDG 17: Strengthen the means of implementation and revitalise the global partnership for sustainable development

17.1 Strengthen domestic resource mobilisation, including through international support to developing countries, to improve domestic capacity for tax and other revenue collection

17.5 Adopt and implement investment promotion regimes for least developed countries

17.11 Significantly increase the exports of developing countries, in particular with a view to doubling the least developed countries' share of global exports by 2020

17.16 Enhance the Global Partnership for Sustainable Development, complemented by multi-stakeholder partnerships that mobilise and share knowledge, expertise, technology and financial resources, to support the achievement of the SDGs in all countries, in particular developing countries

17.17 Encourage and promote effective public, public-private and civil society partnerships, building on the experience and resourcing strategies of partnerships

See page *2*

Engaging with our stakeholders – summary

Listening to and engaging with a diverse range of stakeholders supports trust in AngloGold Ashanti. Open, honest and transparent stakeholder engagement helps us to better understand our external operating environment, stakeholder expectations, and risks and opportunities. Effective stakeholder engagement and management underpins our ability to deliver on our strategy and create sustained long-term value.

Stakeholder engagement in 2023

Stakeholder group	Key topics and areas of interest	How we engage	Relevant material sustainability issue
Investors, analysts and financial media	• Financial and operating performance – Obuasi ramp-up and inflationary cost pressures • Remuneration policy • ESG performance, in particular the impact of climate change and our approach to decarbonisation • Cash lock-up challenges • Inflation and impact of geopolitical conflicts (Ukraine and Middle East) on supply chain • Regulatory and legal compliance • Corporate restructuring and redomiciliation	• Results presentations • Quarterly updates • ESG transparency hub on corporate website • Investor presentations and one-on-one engagements	• Navigating political and regulatory changes • Business ethics and transparency • Security • Climate action and resilience • Environmental stewardship • TSF management
Employees	• Remuneration • Inflation and cost of living pressures • Training and development; career opportunities • Health, safety and wellbeing • Employment, business continuity/future of AngloGold Ashanti • Organisational culture and values	• Official company communications • Company-wide town hall meetings • In-house presentations and awareness campaigns on safety, health, business performance, diversity and human rights • Emails, newsletters • Employee briefs • Video bulletins • WhatsApp • The intranet • Social media platforms like LinkedIn • Personal communication with line management	• Attracting and retaining talent • Health, safety and wellbeing • Inclusion, diversity and equity • Respecting and upholding human rights
Government and regulators	• Compliance • Regulatory changes • Political changes • Project updates • Taxation • Repatriation of funds • Localisation • Explaining the benefits of mining • TSF management	• Regulatory submissions • Formal and informal discussions • Service delivery collaborations. • Direct engagement by corporate and site teams with national governments occurs alongside engagement through industry bodies	• TSF management • Navigating political and regulatory changes • Security • Respecting and upholding human rights • Environmental stewardship
Suppliers	• Compliance • Responsible sourcing • Local content and procurement opportunities • Capacity building and localisation • Supply chain risks	• Host community procurement forums • Supplier events • Regional regulatory forums in certain jurisdictions • Supplier capability initiatives and responsible sourcing programmes	• Business ethics and transparency • Self-sustaining communities • Respecting and upholding human rights

Engaging with our stakeholders – summary

Board oversight and accountability

Ultimate responsibility for stakeholder engagement lies with the Board, which is assisted by the SES Committee.

The committee has responsibility for and oversight of our stakeholder engagement framework and structures, which it reviews annually. In all its dealings with stakeholders, AngloGold Ashanti aims for engagement that is open, honest and transparent.

Stakeholder engagement in 2023

Stakeholder group	Key topics and areas of interest	How we engage	Relevant material sustainability issue
Society (communities)	• Employment and procurement opportunities and local enterprise and economic development programmes • Environmental and social impact of mining activities on communities (noise, dust, water, land, biodiversity issues and mine rehabilitation) • Community consultation and consent • Legacy projects in South Africa (post asset sale in 2020/1) • Human rights • Potential business interruptions • Climate change • Evolution of ESG requirements/expectations • Explaining the benefits of mining • TSF management	• Community forums • Grievance mechanisms and resolution procedures	• Self-sustaining communities • Environmental stewardship • TSF management • Climate action and resilience • Respecting and upholding human rights
Industry partners and peers	• Climate change • Evolution of ESG requirements/expectations • Explaining the benefits of mining • TSF management	• Local forums • Global bodies	• Climate action and resilience • Environmental stewardship • TSF management


KLV
KAI RHO
Contractin
Tropicana, Australia

Materiality and material sustainability issues

Each year we review and consider our material sustainability issues to ensure we are focusing and reporting on those matters most important to our stakeholders and the company's ability to create and sustain value.

In 2023, we undertook a 'double materiality' assessment that assessed these matters through the lens of:

- Impact materiality, that is considering whether the company's undertakings have (or have the potential to have) positive or negative impacts on people or the environment over the short, medium or long term.
- Financial materiality, that is whether a sustainability matter triggers (or has the potential to trigger) financial effects on the Company that may influence future cash flows and/or enterprise value of the company in the short, medium or long term.

Our process

Engagement:

In 2022, we undertook an extensive materiality assessment, including interviews with and a survey of a wide range of stakeholders, to understand those issues that were considered important by the company and stakeholders in influencing the company's ability to create, sustain or erode social, environmental and economic value. This resulted in the identification of 10 material sustainability issues. These issues formed the starting point for our 2023 assessment.

Peer and standards review:

These issues were then reviewed and amended following a review of peer reporting, current and emerging disclosure standards and feedback and assessments by ratings agencies. They were also informed by the company's risk assessment process and identified principal risks. This resulted in a list of 26 material sustainability issues, which we ultimately narrowed down to 16 issues most relevant to our business.

Survey:

An online survey was conducted amongst leadership (including members of the SES Committee and ExCo) and discipline leads to assess each issue through the lens of impact and financial materiality. For financial materiality, participants were asked to indicate whether the matter represented a risk and/or opportunity.

Determining outcomes:

To determine the outcomes of the assessment, we

- Developed a materiality matrix 'heat map' to identify the most relevant material sustainability issues.
- Combined the top 10 material sustainability issues from an impact and financial perspective.

The outcomes were analysed, resulting in the identification of 16 most relevant sustainability material issues illustrated below.

Confirmation:

The process and outcomes were presented to and confirmed by our Sustainability Reporting Steering committee. This was then presented to the SES committee for confirmation.

Integration:

Consideration was given as to whether the assessment should result in modifications to our sustainability strategy and framework, and the structure of this report. The strategy and framework remained valid, but the structure of the report was amended to reflect the updated list of material sustainability issues.


IDUAPRIEM

Iduapriem, Ghana

Materiality and material sustainability issues

	Material sustainability issue	Description	Risk Opportunity	Time horizon
1	**Ensuring the safety and integrity of our TSFs**	Maintaining TSF safety is critical to avoid events that could endanger the lives of employees and communities, cause water and soil contamination, and/or damage to downstream ecosystems.	Risk	Short term Medium term Long term
2	**Operational performance and financial sustainability**	Driving operational excellence (operating at the bottom of the cost curve) is essential to our ability to create value and deliver returns to shareholder and other stakeholders in the long term.	Risk Opportunity	Short term Medium term Long term
3	**Managing water as a finite and at-risk resource**	Accessing the required quantity and quality of water that our operations depend on, while being respectful of the water needs of other stakeholders, is vital.	Risk	Short term Medium term Long term
4	**Political and regulatory changes**	Navigating political and regulatory changes is a significant challenge as failure to adapt can lead to trust deficits with our stakeholders, hampering our ability to plan for long-term growth and/or threatening business continuity.	Risk Opportunity	Medium term Long term
5	**Cyber safety**	Cyber safety can threaten the continuity of our business, and lead to a trust deficit with stakeholders.	Risk	Short term
6	**Employee health, safety and wellbeing**	Ensuring our employees are safe, well and not harmed by working at the company. This is aligned with our commitment to zero harm.	Risk	Short term
7	**Upholding business ethics and transparency**	These are core to establishing and maintaining stakeholder trust, which are prerequisites to achieving and maintaining our social licence to operate, and vital to the success and sustainability of our business.	Risk	Medium term Long term
8	**Stakeholder engagement and relations**	Maintaining positive relations with stakeholders in support of our licence to operate – both legal and social.	Risk Opportunity	Short term Medium term Long term
9	**Human capital – skilled workforce**	Attracting, retaining and developing the right skills within our workforce are essential to support delivery of our business strategy and secure the company's long-term future.	Risk Opportunity	Short term Medium term
10	**Ensuring the security of our employees, our communities and our assets and product**	The threats faced across our operational footprint are complex, escalating risk due to growing political instability, poverty, terrorism and the rise of ASM and illegal mining activities. Protecting our people, assets and products is vital to our business continuity and sustainability as is the security and well-being of host communities.	Risk	Short term Medium term
11	**Energy security and decarbonisation**	A reliable supply of energy is essential to our business. Investing in a cost-effective, reliable supply of low carbon energy is essential for our business to successfully transition within a decarbonising world, improve our long-term energy security and progress our own decarbonisation journey to net zero Scope 1 and 2 GHG emissions.	Risk Opportunity	Medium term Long term
12	**Land management, rehabilitation and responsible closure**	By its very nature, mining has transformative impacts on land resources. Limiting land disturbance to the minimum extent possible is critical to containing and managing this impact, as are efforts to progressively rehabilitate disturbed land into a safe, stable condition. This also limits the liabilities and costs associated with final closure and rehabilitation of operations, while supporting the continued viability of biodiversity and connectedness with surrounding ecosystems.	Risk Opportunity	Long term
13	**Supply chain security**	Managing and mitigating disruptions and ensuring the resilience of both our operations and our response to changing demand. Global pressure on supply chains, tied to geopolitical uncertainty, may lead to production delays, higher input costs of goods and reduced quality of supplies. Supply chain due diligence is an integral part of our approach.	Risk Opportunity	Short term Medium term
14	**Addressing ASM**	ASM has complex geopolitical, socio-economic, environmental, and governance challenges such as loss of gold-bearing ore, environmental degradation, use of dangerous chemicals, and potential human rights violations against vulnerable groups.	Risk	Short term
15	**Respecting human rights**	Respecting the rights of employees, contractors, suppliers and the communities who live close to, or are affected by, our operations which supports our social licence to operate.	Risk	Short term Medium term
16	**Inflationary pressures**	High inflation and oil prices are placing pressure on our costs and revenues, impacting our profitability and its outlook.	Risk	Short term

AngloGold Ashanti defines a risk as something that could significantly negatively affect our ability to deliver on our strategy. Opportunities are defined as impacts that could positively effect our ability to deliver on our strategy.

Governance of ESG matters

Board oversight

AngloGold Ashanti's Board, which has ultimate responsibility for corporate governance, is guided by its commitment to ensuring sound governance principles and practices. These underpin value creation and the long-term sustainability of our Company and are crucial to achieving our business objectives and delivering on our business strategy. The Company's governance structures and the Audit and Risk Committee processes demonstrate our commitment to high standards of business integrity and ethics in all activities. They are supported by our values-driven culture and *Code of Business Principles and Ethics*.

The Board is committed to promoting good governance and providing ethical leadership. It is supported by four committees to which it delegates certain functions without abdicating any of its own responsibilities. These are the SES Committee, the Compensation and Human Resources Committee, the Nominations and Governance Committee and the Audit and Risk Committee.

SES Committee

The key responsibility of the SES Committee is to assist the Board in monitoring matters relating to safety, health, the environment and ethical conduct, and to seek to ensure that AngloGold Ashanti develops and behaves as a responsible corporate citizen. It also helps ensure that our sustainability strategy positions AngloGold Ashanti as a leader in responsible mining practices and that our sustainability objectives are effectively integrated into the business. In addition, the SES Committee oversees the integrity of and approves the sustainability report.

More information on our approach to governance is available in the UK Annual Report and 20-F report.

"Our governance structures and processes demonstrate our commitment to high standards of business integrity and ethics in all activities."


Sustainability governance framework
Board
The principal role of the Board is to provide oversight on the long-term sustainability and success of the business, for the mutual benefits of all stakeholders. The Board is supported by its committees and oversees the implementation of the sustainability strategy.
Board sub-committees
Social, Ethics and Sustainability Committee
Compensation and Human Resources Committee
Nominations and Governance Committee
Audit and Risk Committee
Executive leadership
Primary responsibility for managing sustainability matters rests with AngloGold Ashanti's leadership, in particular with the Chief Sustainability & Corporate Affairs Officer who is responsible for executing the sustainability strategy. Other responsible positions are shown below:
Chief Executive Officer
Chief Financial Officer
Chief Operating Officer
Chief People Officer
Chief Sustainability & Corporate Affairs Officer
Chief Development Officer
Chief Technology Officer
Chief Legal Officer
Functional departments
Group Corporate Affairs and Sustainability is responsible for the development of management frameworks and supports the implementation of the sustainability strategy.
Site general managers
General managers are accountable for the on-the-ground implementation of the sustainability strategy.

Our people – employees and communities


IDUAPRIEM MINE CLUB HOUSE

Central to our business ethos is the vital role of people – from our employees and their families to the communities in which we operate.

Ensuring the safety of our workforce, contractors, and the broader mine communities remains our first priority.

Constructive relationships with employees and their union representatives are integral, aligning with our company values. We follow applicable labour legislation across our global footprint.

Recognising the broader social context in which each operation exists, our host communities are not just neighbours but partners in mutual development. Our commitment to building resilient, self-sustaining communities hinges on mutual respect, transparency and trust.

Iduapriem, Ghana

Attracting and retaining talent

Material sustainability issue

Human capital - skilled workforce

Related SDGs






Kibali, DRC

Our commitment

We remain committed to implementing best-practice talent management initiatives to enhance the capabilities of our employees. Through these initiatives we strive to cultivate an appealing people value proposition.

Our approach

Effective people management practices continue to be the foundation for ensuring the long-term viability of our operations and bolstering our competitiveness.

In 2023, we employed an average of 33,658 people, including 19,615 contractors. The voluntary turnover rate was 8% (2022: 1.9%).

Progress in 2023

In 2023 AngloGold Ashanti introduced refreshed values and completing the implementation of OneHR, a unified human resources information system. These developments provided a more holistic view of the Stratum IV and Stratum III talent across the business, highlighting areas of progress and identifying ongoing action points.

Internal moves in 2023 were aligned with the 2022 review and succession plans, resulting in improved management of critical roles. All critical roles now have a ready-now and/or potential successor, with measures in place to mitigate retention risks. The overall percentage of female successors increased from 21% in 2022 to 24% in 2023, with an 8% increase in female representation among successors for ExCo roles.

8 Average number of hours spent on training

15 Average number of hours spent on development

Number of employees


14,043
19,615
Permanent
Contractors

Training and development expenditure ($ million)


1.45
4.38
1.90
0.02
Americas
Corporate Office
Australia
Continental Africa

Number of days lost to industrial action


2019
3
1
2020 0
2021 0
2022 0
2023 0
Total number of days
Days lost due to industry action

$7.76m Training and development spend

92% Employees participating in collective bargaining agreements

8% Voluntary turnover rate

Attracting and retaining talent

While progress has been made, female representation and succession will remain a focus in the future, addressing key areas such as recruitment, external talent pipelines, graduate programmes, and the development of high-potential women.

Leveraging the benefits of OneHR in 2023 provided greater visibility of talent across the business, leading to improved insights into successors, their readiness levels and demographic details.

Comprehensive training and development programmes are in place at all levels of the organisation. Our training and development expenditure amounted to $7.76m in 2023 (2022:$8.94m). The average number of hours of training per employee in 2023 was 15 (2022: 8.1).

Our new values

People are at the centre of our business and AngloGold Ashanti is determined to create an inclusive and collaborative environment based on trust, respect and dignity. In 2021, the Company conducted a culture and values assessment survey which attracted an 80% participation rate.

The survey's findings have been used to evolve the business, culture and values in line with the views expressed by our employees. A key outcome from the culture assessment has been the ***refreshed organisational values***, which focus the priorities of the business on improving safety, and promoting a culture of respect, integrity, sustainability, excellence, and collaboration.

This was followed by our values launch in the beginning of 2023, which was led by the Executive Committee. Plans are in progress to embed the values into our policies, processes, and programs. This work includes:

- Monthly circulation of factsheets to the global workforce, providing a description of each value and the behaviours that illustrate that value in action.
- Toolkits and collateral to guide leadership conversations about the refreshed values and behaviours, and to raise awareness.
- Implementation of site culture action plans and the embedding of the values is in progress (these include videos of site leadership team, values posters and banners, newsletters to highlight the values, HR Value sessions to explore each value, and integration of the new values into onboarding/induction programmes).
- Finalisation of the Company's purpose statement.

AngloGold Ashanti maintains its zero tolerance approach to sexual harassment and assault and our Careline offers employees a range of support including specialised assistance for people seeking information about, or impacted by, sexual harassment or sexual assault. In conjunction with this initiative we rebranded our whistleblowing channels as "Speak up".

Retention risk of our talent is determined by considering individual retention risk i.e., likelihood to leave the organisation and the organisational impact of the loss. For employees who have been identified as high risk, we conduct a retention assessment and decide on a risk mitigation strategy. During 2023, our assessment indicated that retention risks are moderate for most successors.

Individual Development Planning (IDP) is receiving increased attention, and in 2024, it will be linked to clearly-defined experiences, skills, and capabilities essential for target roles. This will be mapped against clear timeframes and undergo continuous reviews to track progress. Making development planning a core expectation of every leader is a key initiative set for 2024.

In 2023, the finalisation of the EdCast learning platform marked a significant milestone. Various learning academies were developed and piloted to support global AngloGold Ashanti strategies and focus areas, with plans for cascading these initiatives throughout 2024. The academies cover Inclusion, Diversity & Equity, Leadership, Supervisory, Project Management, Future Skills, and various Technical Academies in alignment with our health of discipline framework.

From a leadership perspective, our goal is to cultivate values-led leaders and lifelong learners who contribute to a safe high-performance culture. Our approach to leadership is underpinned by key competencies and behaviours, forming the foundation for a new global leadership development strategy set to roll out in 2024.

At the operations level, various fit-for-purpose learning and development programmes, including graduate development programmes, safety training, and supervisory training, are in place.

Constructive labour relations

The foundation of AngloGold Ashanti's approach to employee relations rooted in a relationship-based model. Our commitment is to foster positive relationships with employees and their union representatives, aligning with our values and a dedication to embedding interest-based collective bargaining. In collaboration with our sites, we prioritise compliance with local legislation and regulatory obligations, and will finalise and Employee Relations Standard in 2024.

In unionised settings, we strive to cultivate and sustain positive relations with representative unions; 92% of employees were covered by collective bargaining unit agreements in 2023.

In Australia, Colombia, and the United States, where unionisation is not present, the Company upholds robust employee relations by adhering to labour legislation, implementing fair Company policies and procedures, and fostering healthy relationships through effective line management practices. The right to freedom of association and collective bargaining is upheld at all our operations.

Employees* covered by collective bargaining agreements	
Argentina	91 %
Brazil	100 %
Ghana	86 %
Guinea	93 %
Tanzania	87 %

** Includes management*

Wage negotiations were concluded successfully at all sites in Ghana, Tanzania and Guinea and within the official inflation ranges.

In Brazil, all three collective agreements (Nova Lima/Sabará, Santa Bárbara and Crixás) were signed with the unions and implemented effective August 2023.

There were no strikes or labour-related stoppages in 2023.

The minimum notice period regarding operational changes varies from country to country. We comply with all relevant legislation.



Geita, Tanzania

Attracting and retaining talent

Looking ahead

Key next steps for talent development, succession planning and building an inclusive culture:

- A strong focus on tangible Development Plans outlining the experiences and skills needed for targeted roles
- Identification of specific personnel moves and targeted external recruitment
- Identification of roles for targeted external recruitment
- Implementation of ExCo sponsorship for Stratum IV females and top 15 females in each ExCo member's team
- Global expansion of the graduate program to introduce a future pipeline of young diverse talent
- Ensuring alignment between the values of the organisation and behaviours of leaders and employees
- Implementation of Leadership Development Programmes to equip leaders with the competencies and behaviours to effectively lead their people, curate the right employee experience and enable our desired culture
- Align our values to our people processes
- Follow up cultural assessment – a further measure of our culture will be conducted in 2024 to assess how the strategic direction, operating model, leadership, and culture initiatives have contributed to the experiences of employees and leaders globally

Case study

Values relaunch to build an inspiring and inclusive culture

In March 2023, AngloGold Ashanti introduced its core values to all employees in global town hall sessions led by the CEO and supported by ExCo. The Executive leadership team shared personal stories of moments of where they had re-modelled our values and times where they had been challenged by the values. This was an authentic and meaningful start to a dialogue approach to embedding the values. Safety, Respect, Integrity, Sustainability, Excellence and Collaboration guide our behaviour and help build our inspiring and inclusive culture.

A values pocketbook – a reference tool has been made available to all employees and is designed to help us to think about our own behaviour and to look for opportunities to honour our values in our work.

All Business Units have developed action plans to make the values visible. All Executive Leadership Team members, Senior Vice Presidents and each mine site General Manager have led value discussions with their teams.

Each month, we spotlight one value globally and ensure that all team members have resources to effectively talk to the value, expected behaviours and how to live the values practically. The values are also being integrated into the organisation through rituals such as values moments at the start of team meetings where team members can share lived experiences and recognition of others' behaviours that support the values.

In December 2023, we hosted an employee Values Check-in event where we heard first-hand from a diverse group of colleagues speaking about what a particular value meant to them and how they are living the values. This event provided an opportunity to pause, reflect on our journey so far, assess our actions and renew our collective dedication to further embed the values into how we show up every day at AngloGold Ashanti. This is part of our commitment to build a values-driven workplace culture at AngloGold Ashanti.



Sunrise Dam, Australia

Ensuring health, safety and well-being

Material sustainability issue

Employee health, safety and wellbeing

Related SDGs


3 GOOD HEALTH AND WELL-BEING
8 DECENT WORK AND ECONOMIC GROWTH





Our commitment is to safeguard the well-being of our employees, contractors, and broader mine communities.

Our commitment

Maintaining the safety, health and well-being of employees and contractors, and contributing to that of communities is an important aspect of maintaining our SLO. AngloGold Ashanti acknowledges that the wellbeing of our people, both internal and external, is central to operating a responsible and sustainable mining company that creates value for its stakeholders.

Our approach

Aligned with global best practice, our operating standards proactively identify and mitigate potential safety and health risks. Our health and safety risk management practices and critical control monitoring systems play a pivotal role in quantifying and managing impacts.

We are driven by the objective of creating workplaces that are free of injury and harm. This means we continuously adapt and implement our safety and health strategies. Our primary focus revolves around fostering a culture rooted in individual and collective accountability. This involves instilling a sense of care and trust while engaging in ongoing learning regarding current and future risks. We are committed to ensuring that activities are undertaken only when they can be executed safely, with no compromise to safety, health or wellbeing.

Recognising the interconnectedness of safety and health and the broader operating context, AngloGold Ashanti's approach encompasses occupational, environmental, and social determinants of health. We view these aspects through the lens of our Health and Safety strategy and initiatives.

AngloGold Ashanti's commitment to safety and health is achieved through complying with applicable laws, regulations and the voluntary commitments we have adopted. These are unique to each of the countries we operate in, and we develop specific processes to meet requirements.

In 2023, minor adjustments have been adopted at various operations. For example, regulations within Australia are bringing psycho-social health to the forefront of health commitments and we have witnessed emerging issues around occupational health in Tanzania.

We consistently monitor laws and regulations specific to the countries we operate in. Simultaneously, we conduct both external and internal audits to help ensure ISO45001 conformance, as well as with AngloGold Ashanti policies at each site.

A strong safety and health culture is ensured by providing effective and accountable leadership. This begins with our CEO cultivating a culture of prioritising safety and health. Secondly, the *AngloGold Ashanti Health, Safety and Security policy* sets clear expectations for leadership, using a number of metrics to hold leadership accountable across our operations. Thirdly, safety culture is cascaded down by the messaging and actions of leadership – Visible Felt Leadership provides first-hand evidence of leadership's safety commitment and accountability, including:

- Continually improving occupational safety and health performance and management systems, as evidenced by the year-on-year improvement in TRIFR.
- Seeking to ensure that we have competent and capable people in roles, fit-for-purpose equipment, appropriate systems and procedures.
- Proactively identifying, assessing and mitigating employee and contractor safety and health risks and opportunities.
- Mitigating community safety and health risks associated with our operations by ensuring that our operations do not affect the health and safety of the communities around us.
- Adopting a stakeholder-inclusive philosophy by applying a consultative, participative and constructive approach in interaction with stakeholders.
- Making our *Health, Safety and Security Policy*-related objectives and targets available to employees, contractors and other relevant stakeholders.
- Using data, research and employee feedback in order to make informed, data-driven decisions and continually improve performance.

Our operating standards ensure that we proactively identify and mitigate risk, while our health and safety risk management practices and critical control monitoring helps us measure and manage our impacts.

Our risk management approach is based on the ISO 31000 model, consisting of seven steps:

1. Identify hazards / threats
2. Assess the risk
3. Determine controls / critical controls
4. Implement controls
5. Inform and create awareness
6. Monitor compliance
7. Review integrity of the system

Ensuring health, safety and well-being

To ensure that the focus and level of detail of the health and safety risk assessment is appropriate, AngloGold Ashanti has adopted a four-layered model:

Level 4 – Baseline or full-site risk assessment (includes bow-tie assessment):

At this level, we take a holistic view of the entire site. Key geographical areas are identified and main processes are mapped out, forming the foundation for a hazard inventory. Potential hazards associated with each process are scrutinised and a risk value, combining likelihood and consequence, is assigned. Major hazards, categorised with consequences of major and extreme, undergo bowtie assessments. The outcome is a comprehensive risk and critical control framework.

Level 3 – Project, change or issue-based risk assessment (can include bow-tie assessment)

Operating similarly to Level 4 but on a smaller scale, Level 3 focuses on specific projects or significant changes within processes.

Level 2 – Routine and non-routine task planning assessments

Shifting from risk management to hazard management, Level 2 concentrates on identifying and controlling hazards associated with routine and non-routine tasks. Unlike Level 4, which addresses major and extreme consequences, Level 2 handles the spectrum of unwanted events, from insignificant to high-risk scenarios.

Level 1 – Individual or continuous risk assessments

This level helps to ensure day-to-day operations occur as safely as possible, with the ability to halt work if safety standards cannot be maintained. Operators use continuous risk assessment tools, such as pre-start inspections and stop cards, to verify the safety of ongoing work. Supervisors employ similar tools to ensure critical controls are in place and inspect work processes.

SAFETY

Progress in 2023

Strategy

In 2023, we reviewed and revised our health and safety strategy. While our fundamental strategy remains unchanged, we have reassessed the specific actions required within each of those pillars. Our safety strategy focuses on five pillars:

a. Leadership and People: A streamlined safety induction process was developed for new safety leadership recruits, ensuring alignment with key safety initiatives. Work is progressing on a standardised induction pack for operations.

b. Simplified and Clear Working Process: A monitoring process was implemented to ensure the timely submission of significant incidents, enhancing overall learning from incidents.

c. Risk and Opportunity Management: The critical control monitoring process, introduced in late 2022, was further integrated at the operational level, with KPIs ensuring supervisors maintain a consistent level of verification interactions monthly. Initial steps were taken to define an AngloGold Ashanti fatigue management strategy for future implementation.

d. Information Technology and Innovation: The iSIMS project now reaches all operations. As part of the Major Hazard Management Process, a virtual reality animation was explored to improve understanding and learning from incidents. This innovative approach allows individuals to experience a virtual danger situation first hand without being exposed to actual risk.

e. Stakeholder Engagement and Partnership: The High Potential Incidents (HPI) Review Committee continued to evolve, showcasing and addressing HPI incidents to prevent recurrence. This committee has proven highly knowledgeable in proposing preventive actions across the organisation. Additionally, an operational review committee was established to enhance the quality of the critical control verification (CCV) process, with line supervisors actively contributing to checklist content improvement.

Our commitment

Our objective to achieve zero harm and eliminate fatalities at our operations is driven by a comprehensive safety strategy. Safety is the outcome of everything we do, and it is vital that line managers take full ownership of the process.

As a responsible mining company, we follow best practices in global safety standards and are seeing improvements in injury frequency rates and a long-term reduction in fatal accidents.


HA | Total Recordable Injury Frequency Rate
(per million hours worked)
2019
4.38
2.13
2.22
2020
3.12
1.74
1.76
2021
1.70
2.42
2.14
2022
1.70
1.01
1.26
2023
0.88
1.20
1.09
Employees
Contractors


HA | Fatal Injury Frequency Rate
(per million hours worked)
2019 0
2020
0.10
0.05
0.03
2021
0.04
0.02
0.03
2022 0
2023 0
Employees
Contractors


HA | Fatal injuries at mines operated by AngloGold Ashanti (number of fatalities)
2019 0
2020 0
2
2
2021
1
1
2
2022 0
2023 0
Employees
Contractors


HA | High potential incidents
(actual number)
2019
65
2020
75
2021
91
2022
71
2023
63

Note: Employee and contractor split includes sold off assets, totals exclude sold off assets

Ensuring health, safety and well-being

Major hazards

The enhanced Major *Hazard Management Process*, implemented in 2023, heightens awareness of both the major hazards and critical control requirements. Supervisors perform in-field CCVs, ensuring compliance and fostering safety interactions with operators and team members. This approach has contributed to notable improvements in lagging indicator metrics, maintaining AngloGold Ashanti's fatality-free record at mines operated by the Company for over 900 days as at 31 December 2023.

iSIMS and critical controls implementation update

The deployment of iSIMS is continuing across all operations. Safety was the first to spearhead iSIMS modules, particularly the inspection module used for CCVs. As with the roll-out of any new initiative, teething problems were experienced, requiring enhancements to enable mobile device CCVs, the development of dashboard tools, and the establishment of KPI compliance measures. Connectivity issues and network security conflicts added complexity. Overcoming resistance to change, familiarising users with the process flow, and setting monitoring criteria for KPIs were additional hurdles. By mid-year, many challenges were addressed and CCVs surpassed expectations. The latter part of the year focused on data quality management and further refining KPI monitoring mechanisms. All operational supervisors are now mandated to conduct 12 CCVs per month, with managers required to perform six CCVs monthly. Compliance scores are published monthly.

The health team has initiated its major hazard management journey, building on the processes established by the safety team.

High potential incidents (HPIs)

The HPI Review Committee continued to grow from strength to strength. HPI incidents are reviewed quarterly and solutions to prevent occurrence are determined by the committee. The collective membership of this committee comes with years of cumulative experience and has proven extremely knowledgeably in actions to prevent the repeat of similar HPIs.

The committee raised the importance of establishing a register of learnings to build an institutional memory of already identified learnings and a complete HPI portal was developed to this extent. The committee will also focus on repeat HPIs in 2024 so as to understand what mechanisms have failed for the repeat incident to have occurred.

Certification

All contractors maintain at least the same level of safe work practices as AngloGold Ashanti operated areas, and every operating entity holds ISO 45001:2018 certification. Mandatory safety training is conducted at each site, ensuring that employees and contractors comprehend and adhere to our process expectations. Topics covered include operational hazard risk management and incident management. While no new training interventions were introduced in 2023, existing programmes are maintained.

Innovation is fostered through a Zero HARM Award system, acknowledging proactive and innovative measures aligned with our vision of injury- and illness-free workplaces. The goal is to reduce reliance on administrative controls, favouring engineering and higher-order controls.

The Zero HARM Award recognises individuals or teams contributing to organisational culture, strategic safety objectives, risk reduction, equipment/work environment design, and the introduction of engineering or higher-order controls. Nominations, validated by site managers, are scored against set criteria. Entries meeting the threshold receive trophies, while others receive letters of appreciation. Any employee or contractor is eligible for nomination.

Case study

Mindful Momentum: Elevating Employee Wellbeing

AngloGold Ashanti is promoting mental health through various self-care initiatives and educational programmes. We consistently prioritise mental health and wellbeing, integrating them into the core focus of our health policies and diverse initiatives. These efforts are tailored to support the unique needs to of each region in which we operate.

Click here to view the case study

Looking ahead

There are a number of priorities we will focus on in 2024, as aligned to our five-pillar safety strategy:

- Leadership and People: we will be conducting an assessment of Safety Leadership Stratum III roles
- Simplified and Clear Working Process: we plan to revise the Safety Management System Framework, including key Group procedures, and implement the repeat HPI monitoring process.
- Risk and Opportunity Management: we will implement key routines to further embed and enhance the quality of the critical controls, CCVs and systemic verifications
- Information Technology and Innovation: Finalise the virtual reality training strategy
- Stakeholder Engagement and Partnership: Leadership refreshment process on key health and safety processes



Geita, Tanzania

Ensuring health, safety and well-being

HEALTH AND HYGIENE

Our commitment

Employee, contractor and community health are central to our business. AngloGold Ashanti acknowledges that safeguarding the health and safety of our workforce and contractors, as well as actively contributing to the wellbeing of communities, constitutes a crucial element of our SLO. This commitment is underscored by our proactive and concerted efforts in preventative initiatives central to all our operations.

In 2023, the substantial progress was made in implementing our five-pillar health strategy.

In terms of Risk and Opportunities Management, the first pillar, a comprehensive approach has been adopted. This includes baseline and periodic risk assessments, along with the development of a Major Health Hazard Management Standard, which is crucial for driving and verifying critical control management for major health hazards. There is a strong emphasis on enhancing both physical and psychological wellbeing. In our Africa operations, we have successfully concluded a comprehensive review of baseline occupational hygiene risk assessments. Progress is also evident in silica dust control and reduction objectives. Furthermore, the implementation of mental wellbeing procedures is underway, including baseline mental wellbeing surveys and the development of awareness, education, and capacity building in psychological risk management.

The Leadership and People Management pillar has also seen developments. The focus has been on line management ownership and a strategy review aligned with new values. Health and safety metrics have been incorporated into both operational and leadership performance targets. Moreover, the health strategy has been reviewed and updated for the period 2024 to 2026, reflecting a commitment to continuous improvement.

In Information Technology and Innovation, there's a focus on data and evidence-based monitoring, reporting, and evaluation of health data to facilitate risk management and track progress on health indicators. Our digital technology colleagues play a key role in guiding and project-managing the introduction of iSIMS, marking a significant step forward in leveraging technology for health management.

We are also working on Simplified and Clear Work Processes, the fourth pillar of the health strategy. This involves a review and implementation of group standards and guidelines, as well as the development of compliance self-assessment and assurance tools. The Health, Hygiene, and Wellbeing Standard has received sign-off from the CEO and is being executed to ensure compliance. Additionally, the group *Major Health Hazard Management Standard* has been approved. This outlines systematic critical control requirements as well as integrates health hazards into routine CCVs processes at operations. This standard focuses on workplace risks with potential for fatal and significantly life-altering outcomes in the immediate- or -future term.

Lastly, in Stakeholder Engagement and Partnership, there is an ongoing effort to implement health standards and procedures. This includes inductions on standards and processes and collaboration with key internal and external stakeholders for health risk management execution. A multidisciplinary approach is being applied to the implementation of critical controls for major health hazards. There is continuous collaboration with external stakeholders and partners in implementing community health programmes and for optimal medical emergency preparedness, and response capacity.


HA | New cases of silicosis
(number of new cases)
2019 0
2020 0
2021 0
2022 0
2023 1


HA | All occupational disease frequency rate (AODFR)
(per million hours worked)
2019 0.15
2020 0
2021 0.08
2022 0.04
2023 0.08


HA | Noise-induced hearing loss (NIHL)
(number of employees)
2019 8
2020 0
2021 5
2022 2
2023 2


Sunrise Dam, Australia

Ensuring health, safety and well-being

Occupational health and hygiene

Occupational health and hygiene involves minimising exposure to workplace health hazards, and specific airborne pollutants like silica dust, welding fumes and diesel particulate matter. Our preventative strategy is focused on reducing short- and long-term occupational health impacts.

We continue to implement critical engineering and administrative controls, provide appropriate personal protective equipment (PPE), and undertake close personal monitoring and medical surveillance of the workforce to screen and facilitate early detection of any such diseases. We place substantial focus on working to minimise exposures with potential to cause fatalities or significantly debilitating disease in the short- and long-term. In line with this, we ensure we have the right systems for detecting, mitigating or managing deterioration in the health environment.

Throughout the year, we recorded six occupational health diseases across our operations (2022: 3), including musculoskeletal disease, noise-induced hearing loss, silicosis, heat stroke and pulmonary siderosis (welder's lung disease). We also observed reductions in measured exposures to priority health hazards, particularly dust, reflecting our systematic implementation of critical controls.

While performance varies among operations, we have recorded significant reductions in the number of people exposed to silica levels above allowed occupational exposure limits. These are the result of concerted and systematic activities undertaken to implement specific critical controls to reduce silica. Ongoing efforts are directed toward reducing high-risk groups exposed to high levels of silica dust, with all operations have met the annual reduction target from the baseline for 2023.

Health management standard

In 2023, we focused on aligning current work processes to the new operating model which includes the recently approved Health, Hygiene and Wellbeing standard. The review of procedures, assessment tools, and guidelines aimed to align with corporate standard documents, with special attention given to physical and mental fitness and wellbeing as well as the implementation of critical controls for reducing occupational health exposures.

We are currently preparing for the implementation of iSIMS Health modules across the company to facilitate a data-driven and evidence-based approach to manage health risk across the operational portfolio.

We remain vigilant in assessing gaps in capacity and skills needed for the successful implementation of our health strategy while also ensuring the security and protection of confidential personal and medical information. Self-assessment and assurance tools were implemented at three operations to conduct audits, ensuring the effective implementation of our health standards.

Monitoring

AngloGold Ashanti monitors 10 major occupational and non-occupational hazard categories included in the Company's risk management platform. These include:

1. Health Policy and Regulation
2. Non-occupational disease – communicable
3. Non-occupational disease – non-communicable
4. Occupational ergonomics
5. Occupational disease – biological
6. Occupational disease – chemical
7. Occupational disease – physical
8. Occupational disease – psychological
9. Operational – health systems
10. Social and community health impacts

We continue to improve oversight of our contractors' medical surveillance, as well as managing the emergence of musculoskeletal (ergonomic) disorders and psychosocial wellbeing risk. During 2023, we completed quantitative ergonomic studies in Iduapriem, Argentina and Australia, and are currently conducting a study in the US. These will help us understand the scale of the challenge and take the necessary preventative action.

Mental health and wellbeing: Prevent, Promote, Respond

In 2023, we strengthened implementation of mental wellbeing programmes, using an integrated approach to prevent, promote and respond to psychological challenges within a strategic framework:

a. Strengthening systematic governance frameworks for psychological wellbeing

b. Building capacity and skills for leaders, managers and supervisors to prevent, identify and respond effectively

c. Providing continuous information, education, and awareness programmes across operations to increase knowledge, build resilience and coping skills, as well as reduce stigma

d. Modelling and promoting behaviours that align with our values, policies and standards

All employees and dependants have access to Employee Assistance Programmes (EAP) as well as on-and off-site clinical support services where necessary. Baseline mental wellbeing surveys ensure targeted prevention and response initiatives, and enable effective monitoring of wellbeing programmes. These surveys help us understand diverse socio-cultural settings and therefore customise these operation-specfic programmes to become adequately responsive to contextual local requirements.

Additional efforts to integrate psychological fitness to work into our occupational health programmes are underway at operations with Brazil and Ghana (Iduapriem) operations having already initiated the use of formalised psychological screening tools for depression, anxiety and stress into their periodic medical surveillance processes to ensure regular screening and quantitative assessments of psychological fitness for duty amongst workers.



Iduapriem, Ghana

Ensuring health, safety and well-being

COVID-19 and infectious diseases

The COVID-19 pandemic has been declared over by the World Health Organization (WHO) and it is now considered an established and ongoing disease entity. It is against this background that COVID-19 has transitioned into our long-term infectious disease risk management strategy which is integrated into the overall health risk management systems and processes at our operations. There were no significant disease outbreak cases or disruptions during 2023.

Public health strategy

Our Health standard outlines key requirements including the establishment of community health baselines that attempt to understand the status of community health systems and potential impacts from our operations. These baselines inform various community health plans that are implemented through our community departments to mitigate potential impacts from our operations. These community plans are reviewed and revised based on a spectrum of risk and need.

In 2023, there were outbreaks of Marburg and Ebola in close neighbouring countries. There were no cases of Ebola or Marburg reported at AngloGold Ashanti operations and no disruptions resulting from these outbreaks.

"We have sustained our partnership with the Global Fund to Fight Aids, Tuberculosis and Malaria through the government of Ghana as the principal recipient and implementer of indoor residual spraying for 2024 to 2026."

Our sites in Africa continue to implement malaria control programmes to manage this endemic risk. In the year 2023, 2,237 new malaria cases were reported in the region, representing an annual incident rate of 2.8% of our Africa region workforce. We have observed a plateau in the number of new malaria cases reported over the past few years. Despite this, the Obuasi Indoor Residual Spraying programme continues with good coverage made in 2023. Our Ghana AGA Malaria Control project (AGAMal) was once again selected by the Ghana Health Department to continue to be the principal recipient of the 2024 - 2026 Global Fund grant for indoor residual spraying (IRS) programmes in 16 districts and 45 national prisons. This public-private-partnership between AngloGold Ashanti, the national malaria control programme and the Global Fund has been sustained for more than a decade and has consistently performed above target. AGAMal was further selected as a recipient of additional community system strengthening funds from the Global Fund aimed at building capacity within six local civil society organisations.

The programme successfully managed to cover more than 219,000 households during the year, protecting more than 1.2 million people from malaria. Iduapriem, Geita and Siguiri also collaborated with authorities to extend their education, awareness, and mosquito control initiatives to host communities.

Looking ahead

Moving into 2024, we:

- Have established a refined operating model that has separated health and safety from sustainability. This strategic separation enables us to allocate a more precise focus on critical areas of inquiry and development.
- Will focus on implementing and embedding our health management standard requirements into operational management routines.
- Will execute the updated strategy seeking to eliminate health harm, enhance wellbeing and fitness for work as well as mitigate overall health risk including community health impacts.
- Focus on the implementation of iSIMS for health.



Obuasi, Ghana

Driving inclusion, diversity and equity

Material sustainability issue

Human capital - skilled workforce

Employee health, safety and wellbeing

Related SDGs


5 GENDER EQUALITY
10 REDUCED INEQUALITIES





With operations and projects spanning nine countries, AngloGold Ashanti is a dynamic and diverse employer. Our commitment is to ensure proper representation of the people within our global footprint.

We recognise the need to be an equitable employer who honours the unique needs, perspectives, and potential of all team members. Workplaces that foster ID&E not only gain deeper trust but also elicit greater commitment from their employees.

Our approach

Aligned with the SDGs and the United Nations Global Compact (UNGC), our approach to ID&E is rooted in global sustainability initiatives. As early signatories to the UNGC's Women's Empowerment Principles (WEPS), we actively participated in the Target Gender Equality Programme. These principles reinforce our commitment to SDG5, advocating for equal female representation, participation, and leadership in the global business landscape.

As a member of the ICMM, we uphold its performance requirements which focus on eliminating all forms of workplace harassment and unfair discrimination while taking proactive steps to achieve gender equity and emphasising psychological safety alongside physical health and safety. A comprehensive review of our ID&E policies is in progress, taking into consideration the agreed ICMM member practical actions.

Launched in 2019, *AngloGold Ashanti's Global Diversity and Inclusion Framework* guides our objective to empower all staff, irrespective of race, gender, ethnicity, religion, or sexual orientation. Supported by our *Diversity and Inclusion Policy*, this framework serves as a foundation for applying ID&E principles across our operations.

Our commitment

Our commitment is to cultivate and nurture a diverse and inclusive workforce. Fundamental to our corporate culture is a deep respect for all ethnicities, genders, sexual orientations, cultures, and religious beliefs, fostering an environment of inclusivity and equity.

Adhering to both local legislation and our specific ID&E policies, we utilise change management practices to address assumptions and unconscious bias. Our performance incentives are structured to drive and reinforce the right behaviours.

A key focus remains on increasing the representation of women in leadership roles and throughout the talent pipeline. To this end, we've set a target of achieving 26% female representation in senior leadership by 2025. Additionally, targets are established for recruitment, talent management, and succession planning.

We approach ID&E in three ways:

1. Ensuring **diversity** in our workforce including race, ethnicity, gender, and sexual orientation.
2. Eliminating barriers to **inclusion** in the workforce so that we can improve retention and progression of diverse employee populations. Barriers to inclusion can be either physical, such as appropriate accommodation and change rooms for women in mining, or psychological. We focus on creating an environment where all employees are physically and psychologically safe and able to speak up, and are free from harassment, victimisation, and bullying.
3. Removing **systemic** biases that are built into traditional processes and systems, such as recruitment and promotion. For example, we have implemented a 50/50 gender requirement for all vacant roles and are educating our recruitment teams, hiring managers and workforce globally about unconscious bias.


Tropicana, Australia

Driving inclusion, diversity and equity

Leadership

Integration of ID&E into our business is contingent on the commitment of our leadership, overseen by the Board. The Board approved our Global Diversity and Inclusion Framework in 2019, which outlines the role of the Board SES Committee in ID&E. The SES committee sponsors our ID&E initiatives, with identified Executives serving as champions.

In keeping with the Diversity and Inclusion Policy adopted in 2021, AngloGold Ashanti remains committed to working towards a balanced representation of gender and race groups across senior management levels. In this regard we have established metrics to guide and inform our progress. This year our DSP metrics include a target of 23% female representation in our senior and executive management levels (Stratum IV and above). We have made steady progress towards this goal, and since 2021 female representation within this cohort has improved from 15% to 17% as at end December 2023.


Our inclusion, diversity and equity journey
2018
Developed Inclusion and Diversity Framework, and the Sexual Harassment and Bullying Policy
Established Global Women's Forum centrally, and Inclusion and Diversity Committees in the business units
2019
Unconscious bias training for Board, Executives and senior leadership
Update of policies to incorporate and address ID&E
2020
Started participating in Bloomberg Gender-Equality Index
Became a signatory to the UN Women Empowerment Principles
2021
Member of 30% club, a global campaign to increase gender diversity at Board and Executive levels
Participated in Leader's Walk and Board Walk series event
2022
Global participation in the South Africa-based Voices of Change movement conference
Global culture survey completed
2023
Refreshed Company values launched
Developed and Implemented ID&E Strategy


Gender representation (Board)
Number
7
5
Percentage
58%
42%
Male
Female


Gender representation [1] (Executive management)
Number
5
3
Percentage
62%
38%
Male
Female


Gender representation (Employees)
Number
11,832
1,520
Percentage
87%
13%
Male
Female

[1] Ludwig Eybers was Chief Operating Officer from 1 January 2023 to 30 June 2023. Richard Jordinson took over as Chief Operating Officer on 1 October 2023.

Driving inclusion, diversity and equity

Our progress in 2023

In 2023 we achieved a milestone in our commitment to fostering an inclusive, diverse and equitable workplace. Through extensive collaboration with stakeholders we successfully developed an ID&E strategy. This involved engaging with each Business Unit to finalise three-year action plans, guiding our journey toward a more inclusive future.

Strategic pillars of the ID&E strategy

The IDE strategy, shaped by input from the Human Resources Leadership team, IDE employee committees and senior women in leadership, aligns with our Human Resource Strategy and considers the external context within and outside the mining industry.

Four strategic pillars guide

Medium to long-term action plans:

Pillar 1: Understand root causes

- Leverage assessment tools to identify root causes at different stages of the ID&E journey, using existing insights
- Acknowledge that each operation and business unit are at different baseline levels

Pillar 2: Ensure the basics are in place

- Align with AngloGold Ashanti's vision and strategy
- Identify and celebrate best practices and eliminate barriers to inclusion, facilities, PPE, signage, and language
- Improve awareness and understanding, beginning with top leadership
- Address discrimination, harassment and violence related to gender and other minorities
- Establish visible senior leader-led ID&E Committees

Pillar 3: Improve representation, sponsor, develop and hire diverse talent, and create inclusive experiences

- Provide experiential development for inclusive leadership skills
- Implement targeted development plans and programmes for diverse talent
- Leverage diverse hiring slates and inclusive job posts to attract a diverse candidate pool
- Establish sponsorship programs for diverse talent and leverage Employee Networks

Pillar 4: Design and enable inclusive and equitable talent and business systems

- Ensure inclusivity in the succession process
- Review and communicate transparent promotion processes
- Establish inclusive global standards for benefits
- Develop a supplier diversity programme in partnership with the supply chain
- Partner with the sustainability and communications teams to implement an annual external branding and partnerships plan

Continuing our commitment to education, the EdCast experiential Virtual Learning Academy designed for leaders underwent pilot testing in South Africa, Ghana, Tanzania and Australia. Plans are in motion to further expand the pilot project to the rest of the Group.

Our **"Women of AngloGold Ashanti"** campaign in 2023 enhanced visibility and engagement on our ID&E position and interviews with women across the Company are currently being shared globally as part of the campaign. Additionally, a global ID&E community of practice consisting of the ID&E leads has been developed to share learnings and celebrate our ID&E achievements globally.

Efforts to eliminate barriers to inclusion, including harassment and discrimination, progressed with the development of an audit tool. Business Unit-specific "Don't Cross the Line" initiatives - related to sexual harassment - are ongoing, reflecting our commitment to a workplace free from such barriers.

Our participation in the Bloomberg Gender-Equality Index reaffirms our commitment to benchmarking against key performance indicators.

While striving for 50% female representation in candidate slates for new roles, we achieved 24% representation globally. There was a two percentage point improvement in female representation in Stratum IV and above roles, reaching 18% - an increase from our 16% performance at the end of 2022.

Transformation and employment equity in South Africa

In South Africa, progress toward our 2022-2024 equity targets has been notable. Currently, 94% of our staff are local nationals. The current workforce shows 41% HDSA representation for senior management, 65% representation at middle management level, and 95% representation at junior management level.

We achieved a Level 8 certification status in April 2023. This certification reflects our commitment to transformation, even though there are no legal obligations for AngloGold Ashanti (Pty) Ltd. to continue this process.

Business unit highlights: South Africa and the UK

The values rollout to all employees in the Johannesburg Office and the AngloGold Ashanti Holdings offices in the UK were well received. We also completed the roll-out of the Don't Cross the Line Anti-Discrimination and Sexual Harassment Awareness Training for the employees based in South Africa.

In South Africa, 26 learners living with disabilities were recruited to a learnership programme in December 2022. This programme will allow the candidates to achieve a Business Administration NQF Level 4 qualification. We are currently in the process of renewing the contracts of the 2023 successful learners and bringing onboard new learners for the 2024 programme.

Colombia

In Colombia, we conducted a pay gap analysis and took actions aimed at reducing the pay gap between men and women in equivalent positions. The team has developed the "Women Who Inspire" programme to promote and encourage leadership, freedom, equality, participation and above all to strengthen women.

Colombia also introduced a programme to develop and strengthen local suppliers focusing on vulnerable populations and have implemented projects for recognition and incentive programmes with a gender focus, such as UN Women's WECONNECT, UN Women's Agenda and the woman entrepreneur initiative.

Africa

We made menstrual hygiene products available for female employees in Ghana and Tanzania. Appropriate PPE is provided to all employees with special designs for pregnant women. Our Ghana operations received five awards at the third Women in Mining and Energy Awards in September. This included the 2023 Outstanding Technical Expert Award and the Community Engagement & Social Impact Award.

The Business Unit launched the Executive Impact Forum 2023 which includes mentoring sessions to empower female leaders with strategies to enable them to excel in their roles advance their careers.

In Ghana, we also implemented the 2023 Youth Apprenticeship Programme (Obuasi) - 100 community apprentices graduated in October.

Australia

We launched three new initiatives supporting employees through menopause-friendly policies.

Initiatives also focused on addressing family and domestic violence. During the year, they developed and implemented the Family Domestic Violence Guideline, which is available on the Family and Domestic Violence page on InfoOne. Assistance offered to employees – regardless of gender identity or location – includes paid leave, referral to support services and tailored plans to support the individual's safety and security.

Brazil

We implemented development programmes focused on women, including the Female Leadership Programme with more than 200 participants aimed at increasing female representation in management positions to 30% (currently 6.7%) and empowering women already in leadership positions.

Driving inclusion, diversity and equity

The Local Professional Qualification Programme is focused on training women within local communities for entry-level technical positions. In 2023 100 women were enrolled in the programme and 16 graduated in September. The Golden Women Programme is focused on recruiting women for technical entry-level positions. The first cohort of women will be equipped with the necessary skills for 22 vacancies.

The United States

We provided menstrual hygiene products for female employees and established a wellness room in Denver in support of employee wellbeing. We also established working partnerships with the Metropolitan State University, serving under-represented student populations and organisations that assist with providing employment opportunities for under-employed groups in the Denver area.

The 16 Days of Activism Campaign to end violence against women and girls

Between 25 November to 10 December, we joined the global community to commemorate the international 16 Days of Activism Against Gender-Based Violence (GBV) initiative under the theme "UNITE! Invest to Prevent Violence against Women and Girls".

As part our of collective effort to unite and invest in preventing violence against women and children during the campaign, AngloGold Ashanti employees participated in various activities, including participating in educational awareness training and volunteering activities.

Challenges

Despite the progress made, overall representation by women in the organisation remains low, especially in technical roles and senior management levels. Technical disciplines are mainly dominated by men. However, there has been positive improvement since 2021 and there is commitment from HR Departments to reinforce the 50% recruitment goal in hiring practices and the 30% succession goal which is beginning to bear fruit. People with disabilities are also under-represented in all occupational levels and categories in the organisation. Currently our diversity reporting is mainly focused on gender diversity as this is the common diversity component across the group. We have identified the need to improve our diversity reporting to include race, ethnicity, age, language, sexual orientation, physical and mental abilities, and other components and to leverage the OneHR system to produce analytic reports that allow for deep dive assessments and learnings.

Looking ahead

We remain resolute in the pursuit of our ID&E targets, and will continue to intentionally and systematically improve our diversity profile through:

- Visible leadership, with each Executive member expected to communicate and actively own their ID&E goals of 26% female representation.
- Working towards a minimum of 50% female representation with ID&E a mandatory consideration when recruiting or promoting across all functional areas and business units
- Ensuring at least 30% female representation is mandatory for successors identified (preferably internal) for critical roles
- Continuing to identify and eliminate barriers to inclusion, including harassment and discrimination, and the provision of basic amenities
- Continuing education on diversity, equity, and inclusion across the business globally



Sunrise Dam, Australia

Case study

ID&E Strategy as a Catalyst for GBV Prevention and Gender Inclusivity

In 2023, we continued to focus on cultivating an inclusive, diverse, and equitable workplace environment and corporate culture. Our emphasis on education, empathy-building, and generating awareness has played a vital role in advancing a safer and more inclusive space for all. This included campaigns such as *Don't Cross the Line, 16 Days of Activism* and *The Women of AngloGold Ashanti* which unfolded throughout 2023.

Click here to view the case study

Supporting community resilience

Material sustainability issue

Stakeholder engagement and relations

Related SDGs







Acknowledging the interconnectedness between mining and economic growth helps us utilise our resources, skills and knowledge to strengthen and support the resilience of our local and host communities.

We recognise the complexity and diversity within the cultural, economic and social environments where our operations are located. Most communities are faced with persistent socio-economic challenges – rising poverty, unemployment, sluggish economic growth, inflationary strain, insufficient infrastructure and limited access to basic services - and we are committed to contributing to a more sustainable society by supporting host communities to tackle these challenges.

Our commitment

In recognition of the broader social environment in which each of our operations are located, AngloGold Ashanti actively participates in the development of communities. Our goal is to create value and leave a lasting positive impact on communities and host-countries.

We understand that our operational viability is intricately tied to the relationships we foster with communities and are committed to mutually beneficial partnerships with both host and local communities. Our approach is guided by the principles outlined in our *Sustainability Policy* and directed by our Social Performance Management Standard. It revolves around inclusive stakeholder engagement, proactive risk and impact management, and the implementation of programmes that foster mutual value creation.


Community investment expenditure ($ million)
2019
24.06
2020
18.73
2021
18.11
2022
18.03
2023
18.84


Complaints and grievances
2021
399
447
2022
95
146
2023
100
109
Received
Resolved

Our approach to stakeholder management

Our approach to stakeholder management, based on constructive, collaborative and respectful relationships with stakeholders, is purposefully set up to foster mutually beneficial community relations and, consequently, build trust.

Through meaningful engagement with our stakeholders, we aim to gain a deeper insight into our operating environment, enabling informed decision-making and contributing to sustainable development in our areas of operation. This, in turn, secures and preserves our SLO, reflecting stakeholders' willingness to support the continued operation of our sites and mining activities.

All our sites maintain close collaboration with local communities and their leaders, and work to address a spectrum of issues. Our operations implement Stakeholder Engagement Plans that stem from comprehensive stakeholder analysis processes, guided by our *Stakeholder Engagement Management Standard* and site-specific procedures. This process is a cornerstone of our operations, and we evaluate and update our plans each year to adapt to a dynamic operating environment.

Progress in 2023

In 2022, we initiated a process to assess and update our social risks across the Group, in line with our *Enterprise Risk Management System*. During 2023, we have expanded the number of risks captured on our social risk scorecard based on input from our operations. We are developing risk libraries in iSIMS to improve social risk management and reporting by integrating all our social performance management processes with the operational and functional risks of each of our sites.

Monitoring of the SLO of our sites remained a key focus of our social performance. This involves tracking the levels of acceptance, legitimacy, and trust between operations and our local communities, using internal and external mechanisms. The SLO assessment matrix, introduced in 2021, an internal mechanism that evaluates factors influencing stakeholder relationships, was updated during the year. To gauge acceptability, legitimacy, and trust from an independent point of view, we undertake perception surveys, seeking the opinions of local community members, taking into account

Supporting community resilience

the evolving landscape and community dynamics. These community perception surveys, a new initiative for many of our sites, provide management with an objective view of each site's social performance and allow for more effective targeting of resources to specific areas in order to address specific community concerns and aspirations. The outcomes of the surveys conducted in 2023 in Siguiri, Australia, Obuasi, Brazil, and Colombia, allow us to focus our efforts and resources to further improve our SLO. Actions to address concerns identified by the survey are being implemented by the relevant operations.

Community grievances

A total of **109** (2022: 146) complaints and grievances were received in 2023, the majority of which related to mining impacts on communities, including noise, dust and environmental concerns. Some of the high-impact grievances were reported in Brazil and Ghana, and these were related to environmental incidents and accidental activation of TSF alarms. Our target is to investigate all logged grievances which will enable us to address, remediate, and prevent recurrence. Frequent review of the grievance mechanisms across the Group remains a focus area as this enables our mechanisms to remain relevant to the changing stakeholder preferences and demands.

Complaints and grievances continue to be managed in iSIMS, which provides a central platform for recording, investigating and mitigating impacts, as well as for reporting and resolving complaints. Certain complaints and grievances require longer timelines to resolve, particularly when third parties are required to participate in their resolution. 92% of grievances were resolved by year end.

100%

Performance target: Sites with stakeholder engagement plans

Operation	Number of complaints and grievances received in 2023	Number of unresolved complaints and grievances as at 31 December 2023
Australia	1	0
Iduapriem (Ghana)	24	4
Obuasi (Ghana)	6	2
Geita (Tanzania)	4	2
Siguiri (Guinea)	10	0
Quebradona (Colombia)	1	0
AGA Mineração (Brazil)	42	0
Serra Grande (Brazil)	21	1

Community incidents

As part of our social impact management approach, we track and monitor community incidents as these can affect our SLO. These incidents require careful management and prompt resolution because they are linked to our ability to continue operating. Community incidents can have adverse social effects, and may lead to the withdrawal of support from the community or other key stakeholders. These are mostly reported and managed in iSIMS and are reported by operations or third parties.

Our *Community Incident Management Standard*, aligned with AngloGold Ashanti's company-wide standards, classifies incidents based on severity. Collaboration within the organisation and with the relevant local authorities, community leaders and the affected community members is our main focus when responding to and managing these incidents.

In 2023, 54 community incidents were reported (2022: 48), mainly occurring at Siguiri and Obuasi mines. The majority of these incidents were again related to illegal miners trespassing on operational sites. A multi-stakeholder response approach to these incidents is being put in place in collaboration with community leaders, local authorities, and other relevant stakeholders.

Our incident management processes involve our key stakeholders in the formulation and implementation of long-term impact management strategies designed to minimise incident recurrence.

For example, at Geita Gold Mine, AngloGold Ashanti has since 2015 collaborated with the Tanzanian Police Force and local communities to hire and train people living near the mine as part of the community policing initiative. This initiative has improved safety both in the community and around the mine, and contributed to skills development and employment. The community policing team's scope expands to help prevent illegal deforestation in Geita, to reduce environmental harm.

$4.31bn

Performance target:
Local procurement spend



Siguiri, Guinea

Inclusive employment and procurement

Our sites offer valuable employment and procurement opportunities to our host communities. We support inclusive procurement practices and actively collaborate with local businesses and communities, prioritising the employment of people from the communities surrounding our operations. In 2023, AngloGold Ashanti's commitment to sourcing goods and services locally resulted in a total expenditure of ~$4.3 billion, encompassing both operational and capital expenditure (2022: $4.0 billion). This accounted for 94% of the total procurement spend for the year.

At Siguiri and Obuasi, local suppliers were trained and helped to register on our supplier database. We are also working with local NGOs in the region to connect suppliers with national and international opportunities.

Iduapriem Mine partnered with the German Development Corporation to conduct a two-day workshop on Pandemic Preparedness Planning for 40 contractors within the Tarkwa Nsuaem Municipality. The workshop was aimed at supporting small and medium enterprises (SMEs) to develop Pandemic Preparedness and Business Continuity Plans to help them remain resilient in the event of a crisis or future pandemic.

We follow local employment procedures and programmes, and seek to ensure we meet the regulatory requirements in our employment practices across the Group. One of our main value-sharing initiatives, which has improved both the quality of life of our host communities and our SLO, is the utilisation of talents from nearby areas. Our hiring efforts are only one aspect of our employment localisation initiatives; we have also made a deliberate effort to use our contractors in order to uphold our commitment to using locally available skills. Our efforts in Ghana, Tanzania, and Guinea have shown a greater beneficial impact, with a greater number of local youths consistently securing temporary jobs.

Supporting community resilience

Community Investment Focus Area (Percent)


42%
11%
11%
8%
7%
5%
5%
5%
4%
2%
%
Social Infrastructure
Specified Contributions
Education
Health
Sports, Arts, and Culture
Social Welfare and Donations
Environment
Training and Skills Developmnent
Small Medium Enterprises
Enterprise Development

Socio-economic contributions

We are committed to sharing the benefits derived from mining with our communities and host governments. Our socio-economic investments are mostly directed towards infrastructure and community development, as well as bolstering community health and economic resilience. This aligns with our overarching objective of leaving communities in a better state by enhancing the livelihoods and living conditions of our host communities.

In order to have a positive impact on the socioeconomic development of host communities, we are committed to working and engaging with key stakeholders in co-designing and joint implementation of our socioeconomic development initiatives. We engage and foster partnerships with stakeholders to develop and implement comprehensive site-specific socio-economic development plans. These plans, which are required under our *Socio-Economic Contribution Standard*, align closely with the national development priorities of our respective host countries.

The Community Investment module on iSIMS was modified to improve functionality and enhance governance processes associated with the selection and implementation of social investment projects. Refresher training was conducted and system utilisation will continue to be monitored in 2024.

In 2023, we spent $18.8 million on community development projects spanning education, social infrastructure, income generation initiatives, and health.

100%

Performance target: Sites with socio-economic development plans

Argentina

We continued to offer low-interest business loans to local SMEs in support of business improvement in the town of Puerto San Julian thereby offering a cushion against prevailing inflationary impacts. In 2023, 23 businesses received loans to improve and sustain their businesses which span a variety of industries, including dentistry, hospitality, beauty, catering and recycling. We also contributed $2.5million to the province of Santa Cruz's UniRSE fund. This is a public trust fund funded by mining companies operating in Santa Cruz, that works to implement socio-economic development programmes.

Australia

We partnered with the St Bart's Reconnecting Lives Programme (RLP) to enable individuals who have experienced homelessness to transition into the community and sustain their own accommodation therein. AngloGold Ashanti Australia's funding enabled support of 101 individuals in 2023. As at the end of 2023, 26 individuals had successfully exited the programme and integrated back into the community, with employment and accommodation. In support of inclusive health care systems, we funded the appointment of an Aboriginal Health Research Facilitator at the Perth Children's Hospital. This support was aimed at developing a pathway into research at the Child and Adolescent Health Service (CAHS) for Aboriginal people and culturally safe paediatric Aboriginal health research that involves Aboriginal communities as key stakeholders.

Brazil

The Environmental Education Center, located in Nova Lima, protects 147ha of the Atlantic Forest and continues to educate the public on issues related to climate change, clean energy, water reuse, and healthy eating. During the year, 100 programmes and campaigns were implemented with over 17,000 individuals, including but not limited to schools, universities, and social organisations, visits to the Centre and participation in educational programmes. Nova Vila project, a sustainable mine closure initiative aimed at transforming the former AngloGold Ashanti industrial area in Nova Lima, is in its planning phase. The project will offer leisure, promote the rescue and preservation of heritage, and promote socioeconomic development. The project is undergoing the licensing process with relevant authorities, including environmental and heritage agencies, and was approved by the Municipal Advisory Council for Historical and Artistic Heritage.

Colombia

We implemented various social infrastructure projects including the construction of roads to improve traffic between the rural area and the urban area of Jericó, and improvements to the infrastructure of rural schools, sports infrastructure, and community halls where communities meet to celebrate and engage in activities. Additionally, we continued to support a project to offer English lessons to school-going children. In 2023, the programme benefitted 782 children who attend 23 schools in Jericó.

Ghana

In Obuasi, we have undertaken initiatives aimed at enhancing education, health, agriculture, and supporting SMEs. At Sanso Basic School, we've invested $600,000 to construct and furnish a state-of-the-art educational facility comprising classrooms, ICT labs, libraries, and more, benefiting students and teachers. We've collaborated with the Otumfuo Osei Tutu Foundation to provide 80,000 textbooks to public schools, and trained over 500 teachers in instructional leadership to elevate the quality of education in Obuasi.

In healthcare, we have worked to improve accessibility and quality. Through mobile clinics and health outreach efforts, 6,000 individuals have been screened and tested, and we have donated medical equipment and supplies to health facilities, to improve patient care. Our support was also extended to menstrual hygiene; we have provided 17,000 sanitary pads to schoolgirls. Concurrently, we've facilitated the enrolment of 20,000 individuals in the National Health Insurance scheme, promoting health security among vulnerable populations.

Recognising the importance of sustainable agriculture and economic empowerment, we've launched initiatives like the Climate Resilient Oil Palm Project, which distributes seedlings to farmers and provides training and support for sustainable farming practices. Furthermore, our Community Farming Support Project has empowered 150 farmers with essential resources, fostering economic growth in host communities. Complementing these efforts, our SME support programs have equipped hundreds of entrepreneurs, including women and tradesmen, with skills and knowledge, laying the groundwork for resilient local economies.

At Iduapriem, we completed the construction of a 160 capacity Early Childhood Development Centre in Teberebie inclusive of the necessary teaching and learning material required to facilitate quality learning.

The Iduapriem Community Trust Fund completed the construction of a Teachers' Quarters at New Techiman community school to increase accommodation for teachers at the school.

Supporting community resilience

Income generating projects that promote alternative livelihoods continued with support towards the New Tokunaso soap factory, Teberebie Aquaculture project, and the vegetable and rice farms at Teberebie. The piggery project at New Mankessim benefited a total of 79 community members. The aqua culture, rice, soap and piggery projects yielded positive financial returns with income generated from proceeds after harvesting and marketing funding the projects' operational costs for the first time. We have also trained 10 women in baking as part of the livelihood restoration programme for the Beposo Tailings Storage Facility (BTSF) project.

As part of the mine's local employment strategy, 40 youth were selected from host communities. They received training on the use of heavy-duty equipment. A one-year training contract was awarded to MacPartners Training Institute to train 40 youth from our host communities in welding and fabrication, mechanical and electrical engineering, and operating dump trucks. The training includes industrial attachment and Minerals Commission Certification for all trainees.

Guinea

In Guinea, community projects range from agricultural development to educational support and water access improvements. The construction of a cashew nut warehouse at Balato, covering 4.5 hectares, is an example. With storage capacity for 300,000 tonnes of cashews, this initiative supports 529 farm across 21 producer organisations. This project promotes sustainable local employment and farming opportunities targeting 500 direct and indirect job opportunities.

In addition to agricultural ventures, the mine has focused on community infrastructure and educational facilities. The Foulata youth centre, equipped to accommodate 150 individuals, serves as a hub for youth initiatives and community gatherings. The construction of teacher accommodation in Foulata, a bakery in Fatoya providing employment to 62 individuals, and an amphitheatre at a vocational school, all serve as examples of community development.

Water accessibility projects, such as the installation of solar-powered boreholes in Kamagan, Korekore, Alahine, SELA, and Kamatiguiya, have profoundly improved the quality of life for thousands, ensuring safe and accessible water sources.

The construction of the Balato Mosque and Boukaria bridge reflects our commitment to respecting and integrating with local cultures, while enhancing safety and connectivity for the communities.

South Africa

Support towards education and skills development programmes remained a key focus for the Corporate CSI Fund. NGO funding partners implemented various programmes aimed at keeping girls in school through the provision of 24,240 sanitary towels to 2,020 pupils. In addition, we provided skills development and vocational training for youth and the facilitation of an adult-based education training for 183 direct beneficiaries. A career day was hosted at the South African office which educated 40 learners from three different high schools in Diepsloot to various careers available in the mining industry.

Tanzania

Geita focused on public road infrastructure with the completion of the Nyawilimilwa and Nyakaduha box culverts, alongside the refurbishment of the Geita Bukoli road and the initiation of tarmac road construction connecting to the main Geita-Mwanza Road. Improvements to the Katoro cattle auction access road and the construction of the Nyakabale bridge further support community mobility and access.

In the agricultural sector, we progressed with the development of the Bulela and Bunegzi Sunflower Factories. A memorandum of understanding with the Geita Town Council included a significant investment in 2023, leading to the delivery of 23.5 tonnes of sunflower seeds. This initiative supports over 7,000 farmers in Geita, promoting sustainable agriculture through subsidised seed pricing and the forthcoming installation of sunflower seed processing machines.

The revival of the Magogo Multi-Purpose Industrial Complex, in conjunction with the Small Industrial Development Organisation provides training and helps develop production skills, particularly benefiting women and youth.

The Saragulwa Rice Project is another agricultural investment by AngloGold Ashanti for infrastructure improvements. The project included procurement of equipment for a rice warehouse and a water tank tower.

In the health sector, the mine donated medical equipment to the Geita District and Town Council for the rehabilitation of maternity wards and the mortuary unit. We helped complete 12 dispensary staff rooms and two reproductive and child health care centres in Katoma and Rwamgasa.

In terms of education initiatives, we helped construct and refurbish 10 primary and secondary schools and distributed 8,822 desks to various primary schools in Geita.

United States

At our Nevada Project, we established and provided funding for the Beatty Foundation in 2023, a community-controlled non-profit organisation. The Foundation was established to provide funds for community development projects that will improve the socio-economic wellbeing of the Beatty neighbourhood. This Foundation will be crucial for gathering community feedback and enabling community inputs to the design of Beatty's socio-economic development plans supported by AngloGold Ashanti.

World Gold Council collaboration

The WGC awarded $300,000 to AngloGold Ashanti's NGO partners for the implementation of community health and welfare projects in South Africa and Tanzania, the host country of our Geita Gold Mine. This grant follows a successful application process in which WGC selected non-profit organisations to receive financial support from the council's Community Support Programme. These funds will benefit victims of abuse, the needy and poverty eradication projects in the communities where the council's member companies operate.

Grant recipients from AngloGold Ashanti's catchment are as follows:

- The Frida Hartley Shelter in South Africa is implementing a Community Outreach Programme & Empowerment project to help homeless women in Yeoville, Johannesburg.
- In Tanzania, the Moyo Wa Huruma Orphanage Centre is promoting awareness about disabilities, providing educational materials, and counselling services.
- The AICT Jubilee Hope Mission is funding an HIV/Aids program to improve livelihoods for HIV-positive individuals on ten Lake Victoria islands in Tanzania.

374 Employee Volunteers

Number of initiatives: 15

With more than	Benefiting over
425 hours	**540** people

Responsible land access and resettlement

Land is an essential resource for our communities as it is deeply ingrained in their cultures and significant to their way of life. As we expand our operations, we may need to acquire land from communities, which we aim to do with care and responsibility. We undertake resettlement as a last resort and in all instances we strive to ensure land acquisition processes comply with applicable laws and regulations, and conform to international standard practices, including the IFC Performance Standard #5.

Our approach is guided by the framework laid out in our *Land Access and Resettlement Standard*. In cases where resettlement is unavoidable, our objective is to empower affected communities to make informed decisions, minimise and mitigate adverse impacts and restore or improve livelihoods. Our management standard necessitates the development of Resettlement Action Plans (RAPs) and Livelihood Restoration Plans (LRPs), with active involvement from the project affected people (PAPs) and relevant stakeholders. Prior to resettlement, these plans must

Supporting community resilience

identify and mitigate potential physical displacement and economic impacts.

Land-related actions and developments in 2023 included:

Brazil: Serra Grande

The Brazil Santos Reis voluntary resettlement project was closed during 2023, with the last three of the 51 families having taken occupation of their new homes. Livelihood restoration programmes will continue as per the commitments made to the PAPs.

Ghana: Iduapriem

The Beposo Tailings Storage Facility (BTSF) Resettlement Project involving 121 households at Iduapriem was concluded during the year. The implementation of the Livelihood Restoration Plan, which includes support inputs, is ongoing.

The Teberebie Resettlement Project planning phase began during the year. Stakeholder engagement and consultation programs were augmented by consultation and approval processes with all key stakeholders, including community leaders and local authorities.

Ghana: Obuasi

Livelihood restoration programmes related to past resettlement projects, including Sansu community, are ongoing and supported through our socio-economic development initiatives.

Guinea: Siguiri

The IFC's Compliance Advisor Ombudsman conciliation process for Area 1 resettlement project continued during the year. Agreements on human rights, consultation and information sharing, water, education and rental allowances commitments have now been implemented. Engagements relating to the remaining agreements are still in progress, including the completion of the market areas, compensation and livelihood restoration, health and roads.

Protection and preservation of culture, heritage and sacred sites

Our commitment to collaborate with local communities in locating, respecting, protecting, and avoiding unintentional disturbance of cultural heritage assets resulting from mining activities is outlined in our *Cultural Heritage and Sacred Sites Standard*, *Indigenous People Standard*, and *Human Rights Standard*. These guiding principles shape our approach to the preservation and enhancement of cultural heritage in our operations. Additionally, our actions and responsibilities are strictly governed by the regulatory frameworks and laws in the countries where we operate. Our sites continue to develop new plans and update existing plans based on the outcomes of environmental and social impact assessments that are undertaken for our projects and mine expansion processes.

Culture and heritage actions during 2023 included:
Australia
Heritage Protection Agreement (HPA) negotiations continued via the Cape York Land Council (CYLC) and our HPA draft is being finalised ahead of breaking ground. In 2023 we remained in a planning phase.
Brazil
Our commitment to the State Institute of Historical and Artistic Heritage to preserve material and immaterial goods and mitigate adverse impacts remains in place and progressed well in 2023.
Colombia - Quebradona
The Preventive Archaeological Plan has been implemented in accordance with the requirements set by the Colombian Institute of Anthropology and History (ICANH). Petroglyph finds are part of a management plan that was submitted to the ICANH with a conservation measure to keep the rock in its natural condition.
Guinea - Siguiri
Management plans for one of the two sacred sites in Block 2 of the Siguiri concession were finalised and asset monitoring is in progress. The Allah Kolon Nin Da sacred site in Foulata, has a management plan in place and plans to preserve and enhance this site are underway. Discussions regarding the management plan for Sayin Lake in Saraya are in progress.
US - Nevada Project
Notable strides were made toward engaging and working with local Native American tribes in southern Nevada. This included a first-of-its-kind Tribal Monitoring training program where individual members of tribes were trained to support and monitor the cultural baseline survey work required as part of the mine permitting process.

Mitigating current and legacy impacts

Addressing both current and historical impacts is crucial in the mining industry, as operations can affect communities by impacting on their livelihoods, access to natural resources, and health and safety. AngloGold Ashanti recognises the responsibility to address these impacts promptly and transparently when reported to or identified by our mines.

Our social impact management approach is designed to proactively identify and mitigate the effects on communities, whether they are related to the past, present, or potential future impacts. This commitment is rooted in our dedication to fair and transparent practices.

To ensure a rapid response to community concerns, we implement grievance mechanisms across the group that are in line with our *Management Standards on Human Rights*, *Community Complaints and Grievances*, and *Community Incident Management*. These standards adhere to the guidelines set by the International Finance Corporation's (IFC) Performance Standards and the United Nations Guiding Principles on Business and Human Rights (UNGP). By aligning with these global standards, we aim to uphold the highest ethical and human rights standards in our operations, fostering trust and accountability in our relationships with the communities we operate in.

South African legacy projects

In October 2020, our South African operations assets were sold to Harmony Gold. Founded in 1998, AngloGold Ashanti's operations contributed significantly to South Africa's socio-economic development and its people over the past two decades. While we are no longer operating mines in South Africa, we have carefully considered how our legacy can endure, and do so by making a positive contribution to resilient communities of former host and labour source areas in South Africa. In consideration of our South African heritage, and in line with commitments made to the government of South Africa, three projects have been approved in the areas of education and agriculture. Our focus in 2023 extended to identifying potential partnerships, as we work to ensure that AngloGold Ashanti's legacy as one of South Africa's largest gold producers is one of positive community development and impact.

In the agricultural space, we aim to give back to former mine workers in the Eastern Cape. Our research to date has included tracking the post-employment locations of individuals to ensure any intervention reaches as many former mineworkers and their beneficiaries as possible, by enhancing our understanding of the broad landscape in the Eastern Cape and migration patterns in communities.

We have identified, and are reviewing an agronomy project related to crop farming, focusing on maize and soya, which is expected to provide the requisite experience, capacity, and capability to also help realise our objectives over a five-year period.

In the educational space, AngloGold Ashanti engaged with the University of Witwatersrand (WITS) and the University of Fort Hare. At the University of Fort Hare, based in the Eastern Cape, our focus is to support the establishment of an endowed research chair in Dairy Science and Technology, which aims to drive advancements in dairy science and technology in South Africa and the continent. This will help address food security challenges through the defined initiatives. A donation of ZAR12.5 million is committed towards this five year partnership. At WITS, based in Johannesburg, our educational programme focuses on students from disadvantaged backgrounds, primarily from the Eastern Cape. Our approach is holistic, extending beyond disbursement of scholarships; it includes mentoring, soft-skills training and work-based exposure, helping learners achieve success. Recognising the importance of rare skills in responding to the global economy, we're incorporating courses in health and advanced medicine, education, AI and robotics to improve employability on completion of degrees. Our commitment is ZAR87.5 million over five years.

Multi-stakeholder engagement forum

Our Brazil operations continued to implement and strengthen the Good Neighbourhood engagement programme which brings together community members and other interested parties to discuss and consult on matters related to TSF management, emergency preparedness and response plans. At Iduapriem mine in Ghana, a multi-stakeholder engagement forum was held to socialise the mine's updated Community Employment Procedure, which was later approved for implementation by various stakeholders.

Supporting community resilience

In Colombia, the Projericó Foundation continues to assist local economic development programmes that encourage alternative livelihoods in Jericó. These initiatives are being implemented in conjunction with numerous stakeholders and associations from the agriculture, education, commerce, and tourism sectors. As part of this initiative, the Productive Transformation Fund agreement with Comfenalco has now provided 101 financing awards totalling $417 000.

Case study

Empowering SMEs for Sustainable Growth in Obuasi

AngloGold's Obuasi Mine joined forces with ABSA Bank Ghana Limited to boost local economic growth and sustainable development. A recent Memorandum of Understanding (MoU) delineates this collaboration, highlighted by the launch of a two-day Industry/Business Exposure Tour. This emphasises our dedication to promoting entrepreneurial skills, expanding market opportunities and stimulating job creation for local SME's within the Obuasi community.

Click here to view the case study

Looking ahead

To ensure that we share the value of gold in a meaningful and impactful way with local communities, in 2024 we will focus on:

- Continuing the revision of our social performance management standard and group management procedures
- Strengthening existing socio-economic development programmes to boost resilience in our communities
- Continually improving our management and timeous resolution of complaints and grievances within targeted grievance closure rate
- Finalising and operationalising the iSIMS modules on cultural heritage and supporting operational sites to utilize this new model
- Continued support for the implementation of the GISTM



South Africa

Respecting and upholding human rights

Material sustainability issue

Respecting human rights

Related SDGs

5 Gender equality | 10 Reduced inequalities | 16 Peace, justice and strong institutions | 6 Clean water and sanitation





AngloGold Ashanti supports the vision of a world where everyone can enjoy their universal rights, and where business plays its part in upholding these rights.

AngloGold Ashanti has a responsibility to respect human rights and, where practically possible, to leverage its position and influence to ensure that state actors, as well as our suppliers and other partners, protect human rights.

Our values are underpinned by a respect for human rights and are enshrined in our Human Rights Standard. AngloGold Ashanti is committed to the United Nations Guiding Principles on (UNGPs) and other international initiatives, including the United Nations Global Compact and the VPSHR.

The implementation of comprehensive Human Rights Due Diligence (HRDD) processes underpins our commitment to the UNGPs and effective management of human rights risks. The implementation of our HRDD processes, which includes internal HRDD and Social Licence to Operate (SLO) assessment tools, supports AngloGold Ashanti's values to respect and promote fundamental human rights where we do business and to contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. The ongoing refinement of appropriate methods of redress, through a properly functioning set of grievance mechanisms, remains a priority.

Our commitment

Our human rights commitments are aligned to international human rights standards, including the Universal Declaration of Rights, the International Covenant on Civil and Political Rights, the International Covenant on Economic, Social and Cultural Rights and the International Labour Organization Standards.

We seek to ensure that our governance structures and processes are human rights-compliant, and that they respect the laws of the countries in which we operate. We recognise that our responsibility to respect human rights applies to all operations and all communities.

Our material human rights issues remain unchanged.
They include:

- Considering environmental impacts including access to clean water
- Avoiding damaging, to the extent possible, the right to livelihoods, including those historically reliant on artisanal mining
- Operating with respect for human rights in post-conflict and weak governance zones
- Seeking to ensure respect for human rights in the deployment of security forces
- Considering society's most marginalised individuals and groups, including Indigenous Peoples
- Embedding the HRDD process across the Company
- Promoting external partnerships
- Respecting the resources, values, traditions and cultures of local and indigenous communities
- Supporting access to land

Our approach

Our approach is primarily informed by the UNGPs on Business and Human Rights, the current leading standard. The UNGP's framework of Protect, Respect, Remedy places the responsibility of monitoring, upholding and managing our human rights impacts as a business, no matter where we operate.

AngloGold Ashanti has in place a Human Rights Governance Framework supported by a Sustainability Policy, Health, Safety and Security Policy, People Policy and the AngloGold Ashanti Human Rights Standard, which are aligned to the UNGPs and all our memberships, associations and voluntary commitments.

AngloGold Ashanti is committed to maintaining an accessible grievance mechanism to receive concerns and grievances from our employees, communities, suppliers, partners and associates, including through our Speak-up channels. Site-specific grievance processes exist for employees and communities to report concerns related to human rights infringements, amongst other matters. These mechanisms are guided by our Management Standards on ***Complaints and Grievances*** and ***Community Incident Management***, both of which are aligned with the International Finance Corporation and the UN's Guiding Principles on Business and Human Rights (UNGPs).

Our KPIs

- Number of human rights incidents and allegations: 0.00
- 99.92% security personnel trained in human rights policies and procedures
- 86% suppliers screened using human rights criteria: labour practices, human rights; environment; impact on society

Progress in 2023

In 2023, we continued work on embedding our Human Rights framework, to ensure that our work to respect human rights is tangible and understood across our business. This work included the review of a comprehensive range of polices, standards, procedures and guidelines, which set minimum requirements for conducting human rights due diligence and respecting human rights.

In addition, we reviewed and implemented the Human Rights (HuRi) online training which was successfully rolled out and is expected to be completed by all staff by Q2 2024, as part of our ongoing efforts in educating our workforce and stakeholders on human rights.

A comprehensive review of the HRDD assessment results from 2022 was conducted to ensure that any gaps identified and necessary management actions have been adequately addressed. The outcome of this review can be found in the table below.

We also published our annual ***Modern Slavery Statement*** in line with the Australian Modern Slavery Act 2018, and our third annual ***Human Rights Report***.

Our Human Rights Working Group was revitalised during the year, leading to the decision that security managers will be responsible for driving and coordinating human rights initiatives at a site level. They coordinate the HRDD assessments as a part of the combined assurance process, involving all cross-functional staff who form part of these assessments.

Our commitment to human rights extends beyond our employees to how we perceive and uphold communities' rights in the areas in which we operate. Respecting the rights and customs of all stakeholders is key to respecting human rights in and around our operations. We continued to engage with a broad cross section of community members and leadership, including traditional leaders, local and national governments, women's groups, youths and people with disabilities, civil society, indigenous communities, vulnerable groups and human rights defenders in and around our operational areas. Engagements took place at internal and external forums at site, country and corporate levels.

Respecting and upholding human rights

Our aim is to secure and strengthen our SLO and this cannot be achieved without demonstrating respect for human rights.

	HRDD Assessment Component	Progress	Comment
1	**ASM**	Fair	Potential human rights impacts associated with ASM / illegal mining at Geita, Obuasi and Siguiri require focused attention.
2	**Child rights and labour (modern slavery)**	Fair	More focused attention relating to potential human rights impacts associated with children at Obuasi, Siguiri and Geita, specifically the health and safety hazards children are exposed to as a result of ASM activities. Resettlement risks to the wellbeing of children must be prioritised in any resettlement / relocation process.
3	**Conflict management**	Good	Observed potential human rights violations associated with conflict, not attributable to our operations, being reported to management. All known potential and actual conflict issues reported and analysed to help ensure no potential human rights risks manifest, also are a part of complaints and grievance mechanisms to facilitate mitigation and/or remedy where required.
5	**Employment practices (modern slavery)**	Fair	Despite employment practices being prioritised from a safety, health and wellbeing perspective, reports of unfairness and discrimination do occur through the Speak-up process and grievance mechanisms, and are recorded, investigated and addressed appropriately.
5	**Inclusion, diversity, equity**	Good	Campaign rolled out across the Company with improved results and awareness raised. Any known issue of gender discrimination is dealt with through Company governance processes.
6	**Indigenous peoples**	Good	Only applicable in Australia, and improved compliance in this regard.
7	**Governance and compliance**	Good	Governance, ethics and compliance are at the forefront of operational processes. EITI compliance regularly tracked and monitored, and external expenditures, for example community project contribution, governed through robust processes.
8	**Supply chain, relations with partners**	Fair	As per our 2022 Modern Slavery Report, implementation of modern slavery principles and compliance requirements are ongoing. We achieved progress toward ensuring supply chain and contractors are not involved in potential human rights risk.
9	**Relations with host governments**	Good	Open and transparent relations with host governments are in place, promoting adherence to Company governance and compliance standards. Human rights issues in and around our mine sites remain a topical agenda item in government engagements and are receiving our attention.
10	**Resettlement management**	Fair	Potential human rights risks associated with resettlement practices remain a priority, and systems and processes are in place to improve compliance. Legacy issues remain at some mine sites, which are being addressed with relevant stakeholders.
11	**Security management**	Good	VPSHR is a key component of our security management practices, and all known potential human rights violations are identified, recorded, investigated and addressed.
12	**Environmental management**	Good	Through our environmental management practices, potential human rights violations associated with our mining activities are reported, investigated, recorded and addressed. Work is ongoing to improve emergency preparedness for unwanted environmental events.

Indigenous people

We respect the values, traditions, and cultures of the local and Indigenous People where we operate. Our commitment to Indigenous Peoples' rights is mandated by our management standard framework, which is inclusive of the *Human Rights*, *Indigenous People*, *Cultural Heritage and Sacred Sites Management Standards*. These standards are in line with the IFC's Performance Standard #7 on Indigenous Peoples. In Australia, we operate on land that indigenous people have traditional connections with, and we strive to uphold the highest levels of respect for their social, economic, and environmental concerns and aspirations. The company promotes indigenous peoples' cultures and support their socio-economic development through supplier development initiatives and contracts. We supported the Wangka Kanyilku, Wangkawa Decolonising First Nations Languages Conference aimed at addressing linguistic rights and providing new spaces for First Nations languages. Kai Rho Contracting, a women-owned light fleet contractor, partnered with AngloGold Ashanti Australia eight years ago at Tropicana Gold Mine and has expanded into waste management, fuel distribution, earthworks, civil works, and dust suppression services at the mine. Negotiations with host communities and indigenous peoples follow the free, prior, and informed consent (FPIC) principles. We will continue to follow this approach as we negotiate relevant agreements with Aboriginal Corporations connected to our Australian operations. Both the Sunrise Dam and Tropicana mines are within areas that are subject to native title and have Aboriginal corporations representing the the native title parties - being Wangkatja Tjungula Aboriginal Corporation RNTBC in relation to the Nyalpa Pirniku areas, and Barra Parrapi (Aboriginal Corporation) RNTBC in relation to the Nangaanya-Ku areas, including areas determined by the Federal Court of Australia. We collaborated with the ICMM to review and update the position statement on Indigenous People to work toward an inclusive approach that integrates and streamlines Indigenous peoples' issues into mining projects.

Looking ahead

In 2024, we will:

- Continue to embed the Human Rights framework, especially requirements as per the new Human Rights Standard, which complement our Sustainability and HSS Policies.
- Focus on refining our Modern Slavery principles implementation, in conjunction with the Supply Chain function, including the implementation of a third-party service provider to conduct assessments on high-risk suppliers.
- Increase training and awareness efforts across the business in the form of online training, media, communication and attendance of in-country Human Rights events.
- Support the review of the ICMM's Position Statement on Indigenous People.

Monitor compliance to the internal HRDD and SLO assessments using the developed tools.

0 Incidents or violations involving the rights of indigenous peoples

2 Sites adjacent to indigenous territories

100% Sites conducted HRDD processes

Addressing ASM

Material sustainability issue

Addressing artisanal and small-scale mining

Related SDGs


1 NO POVERTY
8 DECENT WORK AND ECONOMIC GROWTH
16 PEACE, JUSTICE AND STRONG INSTITUTIONS





Artisanal and small-scale mining (ASM) continues to pose a multifaceted challenge with complex social, economic, environmental, and governance dynamics that requires inclusive solutions. These informal operations serve as a crucial livelihood and income source for local populations who are often affected by poverty. According to estimates from the World Bank, up to 20 percent of newly-mined gold originates from ASM sources, and 15 to 20 million people predominantly make their living from ASM.

The prominence of ASM has grown in recent years, drawing increased global attention from a broad range of stakeholders who seek to find mutually acceptable solutions. Governments, industry bodies, communities and mining companies, including AngloGold Ashanti, have actively sought ways to mitigate health, environmental and human rights impacts while providing socio-economic and legal protection, and technical support for these miners.

In 2023, this challenge persisted, with a notable increase in ASM activities observed in Siguiri, Obuasi, Iduapriem, and Geita. Factors such as the high gold price, access to mining areas, and prevailing economic and geopolitical challenges contributed to this upswing.

Given that illegal mining and the majority of ASM activities operate informally and are unregulated, they remain a key material sustainability risk for AngloGold Ashanti, as these activities are conducted adjacent to or near eight of our operations. Our primary concerns include environmental degradation, the use of hazardous chemicals, and human rights violations against vulnerable groups. Our commitment to responsible practices remains integral to navigating these challenges collaboratively.

Our commitment

At AngloGold Ashanti, we advocate for a comprehensive, multi-stakeholder approach to address the challenges posed by ASM. We believe that effective solutions necessitate the active involvement of governments, artisanal miners, major mining groups, NGOs, and development agencies, with governments taking a leading role.

Recognising that the risks associated with unregulated ASM and illegal mining around our tenements often are beyond our direct control, our sites adhere to the *ASM Framework* and *Artisanal and Small-scale Mining Management Standard*. These guiding procedures are designed to promote the coexistence of our operations with legal ASM activities, emphasising the safety and security of our employees, communities, assets, and tenements.

We regularly review site-based strategies to deal with ASM and illegal mining. We are also collaborating with other partners who can assist in the management of ASM and more especially in the formalisation of ASM.



Iduapriem, Ghana

Addressing ASM

Number of operations/sites adjacent to ASM:	8
Number of countries across footprint with formalised ASM:	2

Ghana and Tanzania

Number of ASM engagements:	8

Our engagement with ASM stakeholders is on-going and occurs on a daily basis through our security and community disciplines. The issues discussed include illegal mining into operational areas, ASM formalisation, sensitisation on safety and environmental impacts.*

Number of co-operation agreements in place with ASM:	0

Prevailing legislation does not provide for ASM within our concessions in Ghana, Tanzania and Guinea. However, we have supported ASM with emergency rescues, training and awareness and environmental education such as the zero mercury campaign in Tanzania.

Number of livelihood projects:	8

AngloGold Ashanti implements inclusive growth and local economic activity-promoting Socio-economic Development Plan initiatives across the group, and these are aimed at tackling some of the issues that lead people to mine illegally.

All eight sites adjacent to ASM operations have socio-economic plans which include alternative livelihood projects.

Our approach

We endorse coordinated strategies for regulating and managing ASM where it exists and where it is still being developed, recognising the varied dynamics and regulatory landscapes in different countries. We follow a co-existence framework to allow us to best navigate these challenges.

Aligned with the principles of the International Council on Mining and Metals (ICMM), the Intergovernmental Forum on Mining, Minerals, Metals, and Sustainable Development (IGF) and the WGC, we are working towards a sustainable ASM industry. This involves building capacity through local institutional partnerships, promoting the formation of cooperatives and associations among miners, enlisting larger mining companies to support capacity building, and enhancing access to cleaner technologies.

Seven overarching principles guide our approach:

- Contribute to the formalisation and regulation of legal ASM, integrated into broader social and economic activities.
- Advocate for policy frameworks and practices that foster a viable and sustainable legal ASM sector, collaborating with ICMM and the WGC to enhance industry practices in dealing with ASM.
- Consider geological research to identify suitable zones for legal ASM, a consideration now applied to Obuasi, Siguiri, and Geita within broader land access discussions, with increased resources allocated to this process.
- Develop programmes to promote the transfer of knowledge, skills and technologies to the legal ASM sector, with a particular focus on safety and environmental practices. Both Siguiri and Obuasi projects will intensify efforts in this area, linking it with the ASM formalisation programme.
- Identify potentially viable legal ASM operations for targeted support, a core aspect of our coexistence and formalisation efforts at Geita, Siguiri, and Obuasi, aiming to enhance access to markets, better mining technology, and mercury-free processing methods.
- Promote downstream value addition in legal ASM, supporting inclusive growth and economic activities through SEDP initiatives in Ghana, Tanzania, and Guinea.
- Contribute to the development and strengthening of legal ASM associations, providing an interface for meaningful engagement with the sector.

Progress in 2023

We maintained active engagement with external and internal stakeholders, fostering a collaborative approach to formalising the ASM sector. These interactions included participation in forums and knowledge-sharing sessions organised by the WGC and the ICMM.

Our commitment extended to supporting host governments' formalisation initiatives and we helped achieve significant progress at Siguiri, where we secured a $5 million funding for a planned ASM formalisation initiative from the United Nations Environmental Programme (UNEP). This will be jointly utilised by AngloGold Ashanti and the government of Guinea. In Obuasi, planning for the formalisation project is underway as part of the site’s 10-year Social and Economic Development Plan (SEDP), with growing government and stakeholder support.

We intensified sensitisation campaigns addressing illegal ASM practices, with an emphasis on the risks associated with the use of cyanide and mercury and fall-of-ground incidents. These campaigns were widespread across Ghana, Guinea, and Tanzania. In Ghana, a national workshop on the Mercury-Free campaign further enhanced awareness and understanding. Safety awareness training programmes were implemented to reduce third-party fatalities and injuries and we strengthened health and emergency services to mitigate potential risks. In Guinea, the Siguiri mine holds safety awareness training sessions with the ASMs during the rainy season when most fall-of-ground incidents occur.

To address illegal mining in AngloGold Ashanti’s operational areas, we actively engaged all relevant stakeholders to prevent incursions. Demarcating AngloGold Ashanti operational zones is another key initiative to prevent incursions into our concessions. This has proven successful for Tanzania, and our Siguiri mine is currently relaunching a more robust demarcation effort over all of its operational areas. We also received support from government authorities. In some instance this was achieved by jointly monitoring Special Mining Leases (SML) with military, police, and local communities to enhance security and prevent unauthorised activities.

See page 63 for a discussion on security.

Looking ahead

In 2024, we intend to:

- Complete the review of the ASM standard
- Increase collaboration with inclusive stakeholder engagement
- Advance formalisation programmes
- Enhance ASM safety awareness training programmes



Iduapriem, Ghana

Climate action and resilience



Climate change extends beyond environmental implications; it impacts nearly every facet of our business

We work to identify and address climate-related risks, collaborating with stakeholders in business, government and communities. Together, we undertake climate action to fortify our resilience against future impacts.

Our commitment involves more than reducing greenhouse gas (GHG) emissions. We consider and plan for the broader implications of climate change, encompassing the effects of an evolving climate. Our goal is to not only navigate these challenges but also contribute to enhancing resilience across these dimensions.

Concrete pour for wind turbine foundation (January 2024, Tropicana, Australia)

Charting a pathway to net zero Scope 1 and 2 GHG emissions

Material sustainability issue

Energy security and decarbonisation

Operational performance and financial sustainability

Related SDGs





We understand our role and responsibility in identifying and addressing climate-related risks, collaborating with diverse stakeholders to take climate action, and enhancing our resilience against future climate impacts.

With the physical effects of climate change manifesting at a global scale, the frequency of extreme weather events in many of our mining regions is under increased scrutiny. This has helped grow site-level awareness of predicted weather-related impacts on mining infrastructure, workforce, surrounding ecosystems and host communities.

Our commitment

Recognising the substantial and increasing risks climate change poses to the global economy and socio-economic development, we are committed to minimising current and future climate risks.

Our goal is to achieve net zero Scope 1 and Scope 2 GHG emissions by 2050, with a parallel focus on strengthening climate resilience across our business, value chain, host communities, and operational environments.

Our approach

Our Climate Change Strategy is grounded in **five key principles**, ensuring alignment with our core values and maintaining external commitments, including those of the ICMM, WGC, and UNGC:

a. Seeking to ensure that our core values are upheld through actions arising from the Climate Change Strategy

b. Maintaining external commitments where we are a signatory, including the ICMM's Mining Principles, the WGC's Responsible Gold Mining Principles and the UNGC

c. Taking a holistic, long-term, life-of-mine and systemic approach to managing climate risks that includes those beyond the fence line, supply chains, communities and ecosystems

d. Using the latest science-based data, information and knowledge to support decision-making

e. Disclosing in line with the recommendations of the TCFD

Progress in 2023

We continued to execute our Board-approved Climate Change Strategy, working to enhance operational and community resilience to climate risks and sustained our strong focus on developing and executing energy decarbonisation projects. The latter is a vital component of our objective of reducing Scope 1 and 2 greenhouse gas emissions by 30% by 2030 from a 2021 baseline, as announced in 2022. This medium-term target remains a key milestone en route to net zero Scope 1 and 2 GHG emissions by 2050, in line with the Paris Agreement. In December, a ***Scope 3 Target Setting Guide*** was released by the ICMM, which we will draw upon in framing our Scope 3 emission ambitions.

Climate resilience

Physical climate risks identified during the site-by site climate risk assessments in 2021, using worst case scenario climate models (RCP8.5), were reviewed at a desktop level and the validated risks were incorporated into each operation's Enterprise Risk Management register. The review confirmed that while many of the identified physical climate risks are being mitigated, it remains vital to regularly assess whether additional adaptation may be needed.

To enhance the resilience of local communities, our operations have implemented site-specific programs as part of community development and community safety programs that range from awareness-raising to adaptive business and agricultural projects.

Considerable contributions to strengthening community safety and health resilience have been achieved, including through partnering with international, local governmental, and community agents. Iduapriem mine updated its Community Safety Plan by working with nearby communities to identify and address their climate-related risks and vulnerabilities. Continued support from the Company and its partners, like the Global Fund, for our malaria prevention campaigns in the African region, is playing a major role in enhancing the health resilience of our local communities.

Obuasi mine's 10-year Socio-economic Development Plan includes projects for increasing community resilience to climate change impacts, such as the Climate Resilient Oil Palm Project which is being developed in collaboration with stakeholders and Solidaridad West Africa. It will deliver climate adaptation and mitigation benefits while also contributing to community economic growth. In Brazil, our Environmental Education Centre undertakes awareness-raising initiatives and works toward implementing local programmes. The community is educated on effects related to climate change and how local action may contribute to the global agenda for climate change as well as waste management, recycling, and other environmental issues. In Tanzania, our Geita mine has partnered with the Tanzania Forest Service to combat intensified deforestation and illegal charcoal production, which stems from increased encroachment activities on the mine's concession, that overlaps with the Geita Forest Reserve.

Emissions

In 2023, our absolute Scope 1 and 2 GHG emissions were 1.469MT, 6.4% over our 2021 baseline and 1.5% over the forecasted carbon budget of 1.447MT, which was based on the energy we estimated would be required to deliver our 2023 Business Plan. When accounting for the use of explosives (0.011Mt), our final Scope 1 and 2 emissions amounted to 1.480Mt. While most operations performed well against their carbon budget, delays in connecting to the Tanzanian national grid resulted in Geita mine exceeding its carbon budget by 33% (0.073Mt), which also negatively impacted the Company metrics.

Our 2023 direct and indirect energy consumption was 0.5% under budget and the carbon intensity of our energy increased to ~68kg from ~65kg of carbon dioxide equivalent (CO_2e) emitted per GJ of energy, a 5.5% increase on 2022.

Scope 3 GHG emissions estimates are inherently complex and in 2023 the ICMM published a ***Scope 3 Emissions Accounting Guide*** for members. We began and will continue using the guide to refine our Scope 3 accounting.

Charting a pathway to net zero Scope 1 and 2 GHG emissions

Pathway to net zero Scope 1 and 2 GHG emissions

As we continue our journey towards reducing carbon emissions and building a greener planet, we are leveraging global collaboration to create a sustainable and resilient world for generations to come. We are therefore committed to work with our sites to target areas of potential reduction to achieve our maximum potential.

We maintain momentum in delivering on our commitments through advancing the implementation projects:

Carbon emissions reduction pipeline

A pipeline of initiatives are being tracked to help ensure successful implementation with the majority delivering benefits by 2027


Conceptual
Pre-feasibility
Feasibility
Execution
Target emissions reduction
100t CO_2e
25t CO_2e
Australia
Africa
Latam
Growth
Australia BEV
Siguiri Increased Solar/ BESS
Siguiri Solar
Ghana Solar
Tropicana Hybrid Renewables
Obuasi VSD
Obuasi UG rail
Geita Star & Comet to Grid Iduapriem DGB
Obuasi Compressors
Geita Tanesco Grid Swap
Brazil Clean Grid
CVSA Increased Wind Farm
CVSA Battery
CVSA Wind
Col. Electric UG Equip
Cuiabá BEV
Nevada Rail-Veyor considered post 2030
Nevada BEV
Nevada Trolley Assist
Nevada Green Grid (2027)
Col. 100% Green Grid

Australia

At Tropicana, we signed an agreement with Pacific Energy to construct the renewable wind and solar project, while continuing to operate the combined renewables-gas power station under a 10-year build-own-operate contract. The renewables integration is expected to almost eliminate Tropicana's diesel consumption for power generation and reduce gas consumption for power generation by approximately 50%, cutting carbon emissions by more than 65,000 tonnes per annum on average over the life of this agreement.

A three-party agreement between AngloGold Ashanti, Barminco and Sandvik was reached to trial the world's largest battery-electric underground mining truck at Sunrise Dam. This technology will produce zero emissions and generate 80% less heat.

Tanzania

The work at Geita to switch over to the national utility is progressing toward completion in 2024. The project team is working closely with the national utility to ensure alignment of work streams ahead of the switch over.

The Statcom containers, transformers and heat exchangers were installed on site, a key milestone for 2023. To increase the stability of the national grid (largely hydro and natural gas powered) during the dry season, we have factored in the need to supplement grid electricity and have made provision for additional diesel to power our gensets in 2024.

Ghana

In Ghana we are currently advancing a 100MW solar plant in conjunction with the Volta River Authority, our current service provider. Key priorities include agreeing power tariffs that will be incorporated into a 10-year Power Purchase Agreement and definition of the methodologies to be used in Carbon Credit Certificates.

Guinea

In 2023 we identified a preferred 150 Ha location for a planned c.40MW solar project. A multi-disciplinary team is currently identifying the most suitable candidate to build, own and operate the project. In 2024, we will start environmental studies and applications for the required government permits.

Brazil

By replacing existing diesel power load haul dumpers (LHDs) and light vehicles with battery electric equivalents (BEVs) at our Cuiaba mine, we can reduce heat load and diesel particulate matter. BEVs also serve to reduce ventilation required to cool the underground mine. A trial to test the viability of an electric loader began in December and is set to last 18 months. The results of this trial will be shared across the Group to build a solid knowledge base for the further roll out of BEVs.

Argentina

We are in the process of completing a strategic asset review to maximise the long-term value of CVSA. This analysis will consider the additional resources and potential for regional exploration opportunities to increase the life of mine at CVSA. The outcome of this study will inform the viability of installing wind turbines at the site.



AGA Cuiabá Complex, Brazil

Charting a pathway to net zero Scope 1 and 2 GHG emissions

United States

In 2024 we will expand the scope of the Expanded Silicon project pre-feasibility study to include trade-off studies to consider various clean energy solutions, including trolley assist versus normal haulage, solar power versus grid to generate power and rail-veyor options.

Colombia

The Quebradona project presents a unique opportunity to source 100% renewable electricity from the national grid and use it to electrify both the underground mining activities and TSF transport. The Colombia project team has recently completed a small-scale test to prove the viability and benefits of green hydrogen. If successful, this could be leveraged to provide power to much larger trucks for the sites logistics needs.

HA | GHG emissions intensity (kilograms of GHG per tonne treated)


2019 31
2020 31
2021 31
2022 33
2023 34

HA | Energy intensity (gigajoules per tonne treated)


2019 0.51
2020 0.49
2021 0.50
2022 0.52
2023 0.53

Looking ahead

In 2024, we will continue to:

- Work with targeted value chain partners to better understand our Scope 3 GHG emissions and the feasibility for targeted reductions.
- Deepen our understanding and, where relevant, strengthen our response to climate change
- Strengthen our governance of climate change, by improving knowledge sharing, both internally and externally
- Further embed considerations of climate risks into key decision-making and reporting processes

HA | Scope 1 & 2 GHG emissions (kilotonnes of CO_2e)


2019 1,268
2020 1,304
2021 1,380
2022 1,475
2023 1,469

HA | Energy consumption (petajoules)


2019 20.69
2020 21.00
2021 22.04
2022 22.74
2023 22.63

HA | Energy Mix Carbon Intensity (kg of CO_2e per GJ)


2019 61.29
2020 62.10
2021 62.62
2022 64.84
2023 64.91



Obuasi, Ghana

Tailings management



Safely and effectively managing tailings storage facilities (TSFs) is a critical part of responsible mining operations – not just for operational efficiency but also for environmental protection and public health.

AngloGold Ashanti is committed to managing TSFs from design and construction to closure and post-closure. We adhere to the Global Industry Standard on Tailings Management and regularly report to key stakeholders on the governance, management and oversight of our TSFs.

Iduapriem, Ghana

Tailings management and conformance with the GISTM

Material sustainability issue

Ensuring the safety and integrity of our TSFs

Related SDGs

6 Clean water and sanitation

12 Responsible consumption and production







Sunrise Dam, Australia

Safely and responsibly managing our mineral waste, typically stored in TSFs, is an integral part of responsible mining operations and is crucial to maintaining our licence to operate.

Tailings is the waste residue which remains after extracting minerals and metals from mined ore. This residue is usually composed of finely milled ore, water and trace quantities of metals and additives used in processing. While some tailings residue may be placed as backfill (that is, returned to the excavated area underground in carefully contained paddocks), most residue is deposited in surface TSFs.

Designing, constructing and managing these TSFs to the highest regulatory and industry standards is a business imperative for AngloGold Ashanti. In doing so we avoid any structural failures or tailings overtopping that could result in significant adverse impacts on the environment and human health and safety.

Our commitment

We are committed to the responsible governance and management of our TSFs throughout their lifecycle, from design to closure and post-closure. We recognise that this is not only a business imperative, but an integral part of our SLO.

As a member of the ICMM, we subscribe to and have committed to implementing the GISTM at all our TSFs by August 2025. The GISTM complements our own Tailings Management Framework that sets our principles, standards, guidelines and accountabilities for the construction, management, and oversight of TSFs, and our compliance with national standards and legislation.

Our approach

Our ultimate goal is zero harm, to people and the environment.

- Our tailings management system helps to ensure that risks related to our TSFs are identified, recorded and mitigated.
- Our governance structures help to ensure that resources and actions are in place to manage our TSFs and to comply with legislation and standards.
- Mitigation measures and performance are tracked and communicated at all levels in the business, and our Board and Executive members are kept informed of the status of our TSFs through regular reporting.

Our practices are based on robust oversight and assurance, standards aligned with industry best practice, and decades of institutional experience. Our internal tailings stewardship and governance structures, systems and mechanisms have been strengthened by our efforts to ensure all our facilities conform with the GISTM.

Our TSFs are designed and built to a rigorous set of standards and are carefully managed and monitored through a four-layered assurance system by a team of internal specialists and independent external experts. This is illustrated in the diagram below.

Looking ahead

In 2024, we will continue to progress our conformance with the GISTM.

Four-tier assurance of TSFs

Tier 1	**Operational management**	• A TSF operator/superintendent manages the day-to-day operation at the TSF • A plant or process manager is the TSF "owner" responsible for implementing requirements of the TSF operating manual
Tier 2	**Business unit management**	• Provides technical guidance to operations • Conducts quarterly inspections of active TSFs • Monitors implementation of recommended actions
Tier 3	**Corporate management**	• Custodian of Tailings Management Framework • Conducts formal TSF audits annually or biennially • Undertakes TSF review for projects and for mergers and acquisitions
Tier 4	**Independent review**	• Independent tailings facility review per the GISTM

Information relating to the status of each of our TSFs and our conformance to the GISTM is disclosed on our website

Tailings management and conformance with the GISTM

Our progress in 2023

The focus in 2023 has been the implementation of the GISTM at all of our TSFs. Our GISTM conformance disclosure was published on 4 August 2023.

AngloGold Ashanti manages 27 TSFs, 20 of which are active. Of these, 16 TSFs have the highest consequence classification under the standard: two of these are dormant facilities and one is currently being re-mined.

Despite the significant global shortage of skills in this area, progress was achieved during 2023:

- Engineers of Record and Independent Tailings Review Boards have been appointed at all operations.
- Extensive work has been undertaken at our operations, including development of a conformance protocol aimed at ensuring we meet the 77 requirements of the GISTM to integrate social, environmental, local economic and technical considerations as part of our daily TSF management.
- Significant conformance was reported in August 2023, the first stage of conformance reporting, for our highest potential consequence TSFs. All TSFs are on track for full conformance by August 2025. Work has continued for several principles, largely related to community engagement and emergency preparedness, engagement with other stakeholders and the compilation of detailed knowledge bases.

At an operational level, we achieved a number of milestones:

- The penultimate wall raise is in progress at the Tropicana TSF.
- The fourth wall raise is in progress at the Geita TSF.
- Buttress construction is in progress at the Siguiri TSF.
- At Iduapriem, tailings deposition shifted from the Greenfields TSF to the new Beposo TSF in April 2023, while buttressing construction on the Greenfields TSF continues.
- Frequent regulatory changes have posed significant challenges to continued TSF operation and closure in Brazil. Filtered tailings deposition has been implemented at all sites. Emergency Preparedness and Response Plans have been implemented and tested annually.
- The CdS operation was placed under care and maintenance in August 2023. Engineering and geotechnical work was completed at the Calcinados TSF in 2023 to evaluate potential options for alignment of the TSF with international standards currently considered best practice.


Obuasi, Ghana


AGA Cuiabá Complex, Brazil

Environmental stewardship



AngloGold Ashanti recognises the importance of protecting our planet. We regularly evolve our policies and practices to minimise and mitigate the impact of mining operations throughout the mining lifecycle.

Our approach to environmental management is rigorous, encompassing adherence to legislation and internal standards. We focus on managing aspects such as nature, air, water, biodiversity and closure risks.

Sunrise Dam, Australia

Environmental stewardship

Material sustainability issue

Land management, rehabilitation and responsible closure

Related SDGs


7 AFFORDABLE AND CLEAN ENERGY
13 CLIMATE ACTION
6 CLEAN WATER AND SANITATION





AngloGold Ashanti is committed to responsible environmental stewardship, regularly evolving our environment policy and practices to minimise and mitigate the impact of operations throughout the mining lifecycle.

Our *Sustainability Policy*, updated in 2023, sets out our high-level environmental ambitions and emphasises the responsible management of environmental risks, including threats to natural resources, while working to reduce our closure liabilities.

We are actively involved with the development of sustainability-related positions and guidance of industry leadership organisations such as the ICMM and the WGC. In addition to publishing guidance on Scope 3 GHG emissions and updating ICMM's Nature Position Statement, the ICMM began work on establishing a consolidated standard for responsible mining commenced during the year. A collaborative multi-stakeholder process is being followed to develop the standard whose implementation is intended to overseen by an independent, multi-stakeholder governance body. The resulting **standard** would become a key instrument in our approach to responsible environment stewardship.

Our commitment

We are committed to avoiding, minimising and mitigating the impact of our activities on the environment and to proactively managing risks to air, land, biodiversity and water resources during the mining life cycle.

We commit to regulatory compliance and certification of our operations to a number of global standards and systems such as ISO14001, the International Cyanide Management Code (ICMC or the cyanide code), and conformance with the ICMM and WGC mining principles.

Our approach

AngloGold Ashanti employs a systemic approach to managing the environmental risks of operations and new projects.

At active operations, senior operational managers are accountable for compliance with regulatory and permit requirements, and day-to-day management is supported by site-level Environment Management Systems (EMS) certified to the ISO 14001:2015 Standard. The EMS provides a fundamental working framework, offering a replicable way of working that delivers improvements and acceptable environmental outcomes. In addition to supporting compliance with host country legislation and permit requirements as one of its core components, the EMS supports conformance with our own environmental standards which are largely process-based and are revised as global good practice expectations evolve. In addition to jurisdiction-specific permitting requirements, project teams incorporate environmental requirements of AngloGold Ashanti's Capital Projects Standard into the project development process for new mines or major expansions to existing operations. These ensure that good environmental outcomes are planned from the outset.

Our approach also involves identifying and managing unique risks at each operation. This is facilitated through AuRisk, an in-house platform which consolidates site-specific risk information and analysis, and that is founded on our *Risk Management Standard*. This is particularly important due to the diverse geology, climatic and geographical settings in which we operate and allows our operations to better contextualise their unique environmental risks. The existing approach is being augmented by the rollout of a new integrated sustainability risk platform called iSIMS. As rollout advances over 2024, it will increasingly provide operations a comprehensive tool to more efficiently manage site-level risk and compliance while enhancing process standardisation and providing timely global visibility of environmental risk performance.

Assurance of site-level performance against our Group Environmental Management Standards is undertaken on a rotational basis by teams of functional specialists from the corporate office during a combined audit window, leveraging value from the simultaneous audits where possible. Assurance against the Capital Project Standard is undertaken by senior environmental leads between project stage gates.

Our management of cyanide is done in accordance with the nine principles of the International Cyanide Management Code (ICMC) for the manufacture, transport and use of cyanide in the production of gold. It provides a mechanism for enhancing the protection of human health and reducing the potential for environmental impacts from its use. We were a founding signatory of the Code and have worked to maintain certification since 2005. All our managed operations that utilise cyanide are currently certified by the ICMC. Obuasi mine, which was previously certified, voluntarily suspended its certification in 2017 after operations whilst under Care and Maintenance. Obuasi mine concluded its external certification audits in late 2023.

Our environmental stewardship extends well beyond the issues discussed in this report to water, nature, air quality, rehabilitation and mine closure. Key 2023 data on the management of materials, waste, including hazardous waste, and acid rock drainage is provided in our ESGD.


Environmental incident rate (per million tonnes mined)
2019 1.29
2020 1.54
2021 1.53
2022 1.24
2023 1.18

Environmental stewardship

ISO 14001: 2015 certification:

100%

(100% of operating mines are certified)

ICMC certification:

100%

(100% of operating mines are certified)



Tropicana, Australia

Environmental incidents

One Reportable environmental incident as defined by AGA's Incident Classification and Reporting Standard occurred during 2023, matching the Company's previous best annual performance. It occurred at Obuasi during September when a flotation tailings pipeline ruptured, releasing a portion of the slurry beyond the pipeline corridor's containment. Immediately afterwards, the processing plant operations were halted and temporary earth berms were created to limit the volume of slurry reaching the nearby Nyam watercourse. Environmental sampling conducted downstream in the Nyam, confirmed that the spill did not have a significant impact on that stream. The ruptured pipe was replaced and the material outside the pipeline corridor was cleaned up.

Looking ahead

In 2024, we will:

- Continue the rollout and implementation of the iSIMS system across the environmental function.
- Further integrate risk management processes.

Protecting nature and biodiversity

AngloGold Ashanti has traditionally placed a strong emphasis on recognising and minimising impacts on biodiversity during both project development and operational phases, prioritising avoidance wherever possible. This approach was underlined by our *Biodiversity Standard* in 2014. In regions like Brazil, we set aside private natural reserves – Reservas Particulares do Patrimônio Natural (RPPNs) – in excess of legal requirements as offsets for mining disturbance. In other regions, the company has directed its efforts toward conserving or restoring areas with biodiversity richness within or adjacent to its operational areas. As an offset for Tropicana mine's disturbance, we founded the *Great Victoria Biodiversity Trust* and set out a plan to restore the dry tropical forest adjacent to our Quebradona Project in Colombia. In addition, we often undertake environmental education programmes for employees and communities. For example, in Quebradona, we host an environmental awareness education programme for employees, contractors, universities and the community to promote the responsible use of natural resources. In other operating jurisdictions, conservation offsets are hampered by the prevailing land tenure system, amongst other challenges.

Over 2023 we collaborated with our ICMM member peers in developing ICMM's new Nature Position Statement. Launched on 17 January 2024, the position statement is a collective commitment for a nature positive future by 2030, guided by the Kunming-Montreal Global Biodiversity Framework (GBF) of 2022. It outlines five-points for action which guide members' contributions to halting and reversing nature loss by 2030.

The new commitments made in the position statement will influence and shape AngloGold Ashanti's work on nature and biodiversity in coming years. Some will be challenging to meet, in particular achieving no net loss through conservation offsets in jurisdictions restricting private land ownership, or where there is high demand for land adjacent to our operations to support social development needs. This will need a creative approach and may necessitate the foundation of new partnerships to compensate for our operations' long-lasting land disturbance. An essential starting point will be adaption our current capital projects, biodiversity and closure standards to fully support the long-term nature objectives.

Air quality

Clean air is critically important for the health of host communities and surrounding ecosystems, and our approach is founded on risk assessment, prevention, monitoring and corrective action.

We actively work comply with jurisdictional regulations to maintain air quality, as set out in our *Air Quality Management Standard*. This outlines how we approach development of an air quality management programme to manage the air quality emissions our operational activities may have, such as fumes, gases and airborne particulates from open pit mine blasting, materials hauling and gold processing.

At AngloGold Ashanti, we prioritise site-based air quality controls, continuous monitoring, corrective action and reporting. The effectiveness of this approach is reviewed during the corporate-level environmental assurance reviews undertaken at the operations. This system helps our mitigation and control systems function optimally, allows for near real-time adjustments when necessary.

In 2023, additional air quality controls were recommended for managing fugitive dust at Siguiri mine and for Geita mine's stack emissions. Dust emissions from Siguiri's Block II haul road reduced significantly through the application of Dust-a-side along its 51km length and will be maintained going forward. Serra Grande mine now controls dust emissions from its deactivated TSF that were impacting the Crixás community during 2022 and an extension of the air monitoring programme to cover tailings and storage activities at other locations has been recommended.

Looking ahead

Our focus areas for 2024 include:

- Adapting our approach to nature in order to support the new commitments outlined in the ICMM Nature Position Statement.
- Considering the TNFD metals and mining sector guidance expected to be released during 2024.
- Incorporating changes into our global standards and systems to shape project development, operational closure practices as well as on-site biodiversity plans.

Managing water

Material sustainability issue

Managing water as a finite and at-risk resource

Related SDGs

6 CLEAN WATER AND SANITATION

12 RESPONSIBLE CONSUMPTION AND PRODUCTION





Water holds significant value, as a precious and sometimes scarce shared resource with environmental, social and economic importance. Prioritising responsible water management and working to prevent detrimental effects on local and regional water resources are fundamental considerations.

Our commitment

AngloGold Ashanti believes that water should be used in a way that is socially equitable, environmentally sustainable and economically beneficial.

As responsible stewards of the environments in which we operate, we recognise that the growing effects of climate change on rainfall intensity and water availability make a systematic and adaptive approach to water stewardship in mining increasingly important.

Our approach

Responsible water stewardship includes measuring and optimising our water withdrawal, its consumption and reuse, and closely managing the quality of water discharge where required. Importantly, it also entails aligning our local water management strategies with regional priorities, especially where water sources are shared with social partners.

AngloGold Ashanti's *Water Management Standard* requires our operations to maintain a comprehensive understanding of water risk in the context of their catchment. In addition, it is designed to:

- Ensure that reliable information regarding potential and actual water quality impacts on local and regional water resources is generated, analysed and acted upon at an appropriate spatial scale, with an avoidance-first focus and consideration of host country requirements.
- Ensure that operations optimise their consumptive water use and achieve water quality objectives via a robust water balance models. The models must take into consideration the potential water management impacts of mine design changes on local and regional water resources, enabling designs that minimise the risk of conflict with other water users in the catchment.

Core water management objectives for operations are to:

- Set context specific objectives for minimising water withdrawals from ground and/or surface water bodies while working to maximise the reuse of water.
- Prevent contamination of water resources by either maintaining zero water discharge on sites, or by treating and releasing excess water from the process circuit, which is typically the case for high rainfall areas.

Wherever possible we collaborate with others in catchment water management efforts, via water and/or community forums. Our operations in Minas Gerais in Brazil, which include the Cuiabá Complex and the Córrego do Sítio mines collaborate on joint water stewardship through state and regional water basin committees, establishing water consumption reduction targets, and conducting water quality monitoring and spring preservation. In Ghana, we undertake community borehole water testing and host community feedback meetings to share and understand the results obtained. At Cerro Vanguardia in Argentina, we host a long-standing participative water monitoring programme. In water stressed locations, such as around our Tanzanian and Guinean operations, we have worked to support access to water for local communities.



AGA Cuiabá Complex, Brazil


MA | Water withdrawal (ML)
2019
27,871
2020
32,009
2021
33,118
2022
34,721
2023
29,932


MA | Water withdrawal intensity (Kilolitres per tonne)
2019
0.69
2020
0.75
2021
0.75
2022
0.79
2023
0.70

Managing water

Our interactions with water in 2023

Water withdrawals

Surface water
14,072 ML

Ground water
15,835 ML

Third parties
25 ML

Harvested rainfall
16,453 ML

Other managed water
(dewatering and other environmental flows)
15,547 ML

106,540 ML of reused water

70%

152,925 ML
needed to sustain core operational site tasks of:

- Surface and underground mining
- Underground mine cooling
- Ore milling and processing
- Tailings transport and deposition
- Dust suppression
- Wash, sanitation and hygiene (WASH) services

Water consumption

Operational consumption
(via evaporation, entrainment and other task losses)
40,515 ML

Water discharges

Operational discharges
(to surface water)
5,871 ML

Other managed water discharges
(to surface water)
15,547 ML


Serra Grande, Brazil

Water sources by climatic type (%)


30
32
14.4
0.3
85.3
38
%

- Arid and semi arid
  - Arid and semi arid groundwater: Low quality
  - Arid and semi arid groundwater: High quality
  - Arid and semi arid utility water
- Dry sub tropical (Surface water)
- Tropical (Ground water)

Managing water

Percentage of sites by stress category


22%
33%
45%
%
High stress
Moderate stress
Low or very low stress

Progress in 2023

Noteworthy developments during the year included:

Africa:

- Water treatment upgrades completed at Iduapriem in 2021 were commissioned. These updates were designed to enhance the pre-treatment steps ahead of the reverse osmosis circuit and improve the capacity for water clarification, pH adjustment and cyanide detoxification. These upgrades were essential for supporting the transition of tailings deposition from the Greenfields TSF to the new Beposo TSF and allowed operators to successfully manage the substantial water inventories of both facilities simultaneously during the peak of the wet season without serious incident.
- The in-situ groundwater bioremediation project at Geita progressed with mixed results during the year, and was extended with a fourth bioreagent injection campaign late in the year. The fourth injection campaign delivered good results, with sulphate levels dropping below the target level of 500mg/l. The experience and results to date will be used to inform the approach to the 2024 work programme and design of subsequent phases.
- Community-centered water security initiatives included supporting continued access to safe water for communities around **Geita, Siguiri** and **Obuasi**, in large part through existing water supply lines and maintenance of the various borehole water quality analysis programmes. As part of the Boete site closure plan, piped water was installed to the site, in partnership with the Ghana Water Agency. This enables future users of the reclaimed land to have access to safe drinking water.

Latin America:

- We continue to see increased water withdrawals at some of the AGA Mineração, Brazil operations, which is understood to be the result of the transition to filtered tailings stacking, and the previous water pools on TSFs, which acted as reservoirs to store and attenuate harvested rainwater, no longer being available. However, placement of the Córrego to Sítio operation into Care and Maintenance on 25 September 2023, helped to reduce the overall water withdrawals.
- Short-term actions were implemented to improve the water quality of the Cocuruto dam at Queiroz, which worsened after production at the site was halted in December 2022 and the water level of the Cocuruto tailings facility was reduced to enhance its factor of safety. These actions included managing water flows from the temporarily-closed process plant onto the TSF, increasing sediment control capability on the Cocuruto surface and implementing continuous monitoring and adjustments to the different inflows.

Looking ahead

In 2024, we will focus on:

- Building a more coordinated approach to water management across the business
- Using the recently released ICMM water maturity framework to assess opportunities for improving water stewardship
- Developing site-specific water stewardship goals for implementation from 2025 as a management performance measure



Gramalote, Colombia

Responsible closure and rehabilitation

Material sustainability issue

Land management, rehabilitation and responsible closure

Related SDGs







265ha

Total amount of land rehabilitated in 2023

Approach

All mining operations eventually cease. An integral aspect of business planning at AngloGold Ashanti is the ongoing planning for closure and, where feasible, implementation of concurrent rehabilitation, together with an estimation of associated liability costs and the placement of adequate financial provisions and assurances to cover these costs. Planning for closure requires a multi-disciplinary approach, which considers related technical, social, economic, environmental and governance issues.

AngloGold Ashanti strives to integrate mine closure planning throughout the mine life cycle as follows:

- **Exploration stage:**
  developing a plan and programme for cessation and closure of exploration activities in a manner that meets local laws and AngloGold Ashanti's mine closure planning standard.
- **Project phase:**
  developing conceptual closure plans and cost estimates for all projects and including them in project feasibility studies, designs and evaluations.
- **Operational phase:**
  developing and periodically updating mine closure plans (as per Regulatory requirements and AngloGold Ashanti's mine closure planning standard) and closure cost estimates with increasing levels of detail and confidence over the operational phase as part of the business planning process. Closure plan updates consider operational conditions, planning and regulatory requirements as well as advances in technology and international industry good practice (e.g., the ICMM Integrated Mine Closure Good Practice Guide). Concurrent rehabilitation during the operational phase is good practice that serves to decrease the final rehabilitation and closure work as well as the ultimate liability.
- **Closure period:**
  implementing the final closure plan starting at cessation of mining, followed by the cessation of processing, through a period of decommissioning, dismantling and rehabilitation until the point in time where management of the site is largely limited to monitoring and maintenance.

Our approach to integrated mine closure planning is guided by our *Closure Planning Standard*, which was updated in 2023 to align with the ICMM's Integrated Mine Closure Good Practice Guide 2019 as well as general learnings from our experience since the approval of the previous 2013 standard. To support implementation of the new Standard, Group Procedures were developed to provide guidance for Social Transition Planning.

We seek to ensure that our operations have mine closure plans that comply with all applicable regulatory requirements, in addition to AngloGold Ashanti's 's standards and voluntary commitments. To ensure continuous improvement of the mine closure plans, each operation is required to budget for studies, technical designs and rehabilitation trials as part of the annual business budgeting cycle, follow a risk-based process of identifying closure priorities and plan for incorporating Regulator feedback as necessary.

- Geita Gold Mine in Tanzania engaged an external consultant to update its closure plan, which was submitted to the National Mine Closure Committee in December 2023.
- Siguiri Mine submitted its updated closure and rehabilitation plan, developed in-house, to the Guinea Ministry of Environment in the second quarter of 2023.
- Iduapriem mine stopped tailings deposition at the GTSF at the beginning of 2023 when the new BTSF was commissioned. We are now doing a final closure plan for the GTSF. The final design consists of rock buttressing the side slopes; land forming and revegetation of the top basin as well as civil works for storm water management. The plan has been submitted to regulators. It is anticipated that works will commence in 2024, upon approval of the design.
- In Argentina, after CVSA submitted the fifth version of its mine closure plan to the Secretary of State for Mining of the Province of Santa Cruz in October 2021, the mine received responses in April and October 2023 in which the authority provided guidance for the mine to ensure the closure plan complies with new legislation which had been enacted in the province (Law No. 3751/21 and Regulatory Decree No. 1494/22).
- Brazilian National Mining Agency issued specific closure legislation (ANM 68/2021) which defines guidance for Mine Closure Plans (PFM) and requires their submission. AngloGold Ashanti Brazil adheres to the PFM for all its mines, including legacy mines. In 2023, we went through the triannual update for Minas Gerais operations as well as legacy sites.
- The Australia Region has received proposals for the CTD Cover Design at Sunrise Dam and cover trails for the Tropicana TSF. This work has been budgeted for the 2024 and 2025 years.

Responsible closure and rehabilitation


ANGLOGOLD ASHANTI
GEITA GOLD MINE
Geita, Tanzania

All operations are required to have a temporary closure plan (or care and maintenance plan) in place for when a substantial portion or the whole mining operation is suddenly suspended for various reasons including, but not limited to, declining commodity prices, rising costs, government policy changes or seismic events. In Brazil, the Córrego do Sítio (CdS) complex was placed on Care and Maintenance in 25 August 2023, due to current challenges related to fluctuations in the mine's production as well as rising costs. The care and maintenance activities include infrastructure and equipment care and maintenance, environmental and geotechnical monitoring, continuation with reclamation and closure projects as well as security activities. The temporary closure has also resulted in the re-design of the TSF closure because the tailings filter plant, which was supplying filtered tailings for TSF closure, was halted. The filtered tailings cover layer may be replaced by a soil layer.

Where we can, we continue to rehabilitate concurrently with mining and processing operations with the aim of minimising current environmental impacts and liability as well as also reducing future costs.

- At Iduapriem, earthworks for the encapsulation of an old waste rock dump that had been generating acid rock drainage was completed and revegetation has commenced.
- After a three-year period without doing rehabilitation because of artisanal mining impacts on rehabilitated land, Siguiri mine resumed concurrent rehabilitation in June 2023. Following an agreement with the community, rehabilitation work started on Seguelen South waste rock dump.
- Implementation of the final closure plan of the Old TSF at Geita commenced in 2023 following approval of final design report by National Environmental Management Committee (NEMC) and the Mining Commission of Tanzania.
- Although reclamation works is nearing completion at Obuasi's Boete TSF Footprint project, including finalising earthworks, land use demarcation and installing power and water supply infrastructure, some of the area was encroached upon by illegal miners. The mine continues to collaborate with the Obuasi East District Assembly to resolve the issue.
- At Sunrise Dam rehabilitation for closure has commenced at the Golden Delicious Satellite Open Pit.
- The Arsenic Trioxide treatment and disposal project is awaiting an environmental permit, after which work is expected to commence. There are about 11,400 tonnes of the Arsenic Trioxide dust which is temporarily stockpiled in a purpose-built facility at Obuasi. Vitrification of the dust by Dundee Sustainable Technologies (DST) GlassLock Process™ proved to be the most suitable treatment and disposal option.
- In Brazil, there are 10 legacy mine sites in the Nova Lima area for which we are planning different post-mining land uses based on ongoing government and stakeholder engagements, environmental investigations, water treatment, geotechnical investigations. The planning process has been completed for Velha and Grande mines, consolidate under the Nova Vila Project, which is being licensed. The proposal includes a multi-use area considering heritage legacy, cultural and leisure areas, urban mobility, residence, and commercial areas. Socio-economic assessments are ongoing for the other 9 mines and some of the land uses being considered include inert landfill for open pits; environmental conservation areas; and cultural, sport and leisure park for the ones closer to the Gandarela National Park.

Another way of reducing rehabilitation liability is the relinquishment of areas of our concessions that the operations have no interest in anymore.

Obuasi mine paid $1.5 million to settle legacy environmental liability associated with previous mining operations at the Kubi pit. This payment was in lieu of undertaking reclamation works. As per the agreement, EPA will issue a closure certificate to fully relieve the mine of any outstanding environmental liability for the Kubi pit/mined out area. Obuasi did not implement its reclamation for the Kubi pit because another mining company is interested in exploring and possibly resuming mining at that location. This follows a similar exercise in 2019 when Obuasi mine received approval from the EPA for a 30% (60.53 km^2) reduction of the mining concession area. The surrendered area included five pits and two waste rock dumps with a combined rehabilitation liability of $2.5 million. Upon payment of this amount to the EPA, the mine received a release letter absolving it of any liability for the released area.

Stakeholder Engagement

Our closure planning is premised on building and earning stakeholder trust. Stakeholder input is sought throughout each site's life cycle, as closure plans must balance corporate and stakeholder interests while complying with regulatory obligations and commitments. In this regard

- Obuasi mine established a Closure Consultative Committee (CCC), comprising mine leadership, traditional leaders, local government authorities and national government regulators, who have all provided valuable input into the several closure projects at the mine. For example, in 2023 the Akokeri Traditional Council and Obuasi East Assembly conducted a site visit to discuss and address the challenges of encroachment onto rehabilitated land by farmers at the Boete tailings footprint reclamation area as well as by illegal miners at Eaton Tuner Shaft footprint (ETS) reclaimed site.
- As part of the updating the Geita mine closure plan, the stakeholder engagement process included meetings of the District Mine Closure Committee (DMCC) and a workshop with Regional and District Authorities (comprising Town Executive Director, Regional Commissioner, District Commissioner etc).
- Before the resumption of rehabilitation activities at Siguiri mine, the rehabilitation and community affairs teams engaged with the Kintinian village leadership regarding rehabilitation of the Seguelen South waste rock dump.

Responsible closure and rehabilitation

Social Transition Planning

The Mine Closure Planning Standard directs all operations to minimise social impacts and maximise opportunities for the communities, by developing a Social Transition Plan that considers the combined assets of the community and the mine, including human resource, physical and social infrastructure, economic and financial assets with the aim to create opportunities to encourage the development of sustainable post closure communities.

A procedure that provides guidance and criteria for social transition project selection to meet sustainable development objectives and alignment with ICMM Principles, SDGs and ESG imperatives was developed in 2023. Social transition planning aspects are also incorporated into our operations' socio-economic development plan.

Obuasi mine developed a 10-year socio-economic development plan (2022-2031) plan which seeks to make significant contributions to creation of "Resilient and Socio-economically self-sustaining communities". Three of the key objectives are to Promote Industrialisation, Promote Agriculture and Improve Entrepreneurship. Iduapriem mine started developing its own plan in 2023.

Financial Provisions

We undertake quarterly reviews and updates of our mine closure liability estimates to comply with legislative requirements and align to business plans, closure plans, facility designs and unit rates for implementation activities. As of 31 December 2023, the consolidated Group environmental liability estimates were $625 million (2022: $578m).

Financial assurance for mine closure has been widely adopted by governments and companies internationally. It is our policy to seek to ensure that resources are available to meet our closure obligations. We achieve this by having a range of financial instruments/assurance (including accounting provisions, escrow accounts, and bank/insurance guarantees) for mine closure that comply with the national legislative framework of the countries where we operate.


MA | Total amount of land disturbed and not yet rehabilitated (ha)
2019
14,847
2020
15,066
2021
15,696
2022
16,027
2023
16,159


MA | Total amount of land rehabilitated (ha)
2019
3,389
2020
3,480
2021
3,643
2022
3,861
2023
4,104


MA | Rehabilitation liabilities per region ($ million)
Africa
233.2
121.3
354.5
Australia
46.4
31.7
78.1
Americas
175.4
41.6
217
Less equity accounted investments included above(2)
451.9
172.7
624.6
Restoration
2023 Decommissioning
Total

(1) Includes Mpasatia (Bibiani pit).

(2) The equity-accounted investments includes Yatela and Kibali.



Iduapriem, Ghana

Business sustainability



Mining is a long-term business. We create sustained value throughout our mining operations and beyond. We look to continually improve the value proposition we provide to our hosts and investors, creating more growth opportunities.

As we seek to improve our business sustainability, we also seek to positively contribute to national, regional and global economic and social development and build relationships with our stakeholders that are based on trust.

We recognise the importance of acting ethically and ensuring that our business practices meet the highest standards of integrity in line with the values of our Company.

Sunrise Dam, Australia

Navigating political and regulatory changes

Material sustainability issue

Political and regulatory changes

Related SDGs





Navigating political and regulatory uncertainty remains a considerable challenge for the global mining industry. The complex interplay of political, social, and economic factors, coupled with persistent uncertainty, can lead to trust deficits among stakeholders, hindering our capacity for long-term growth and occasionally even jeopardising business continuity within a jurisdiction.

In response to the evolving global landscape, there is a growing expectation for the mining industry to actively contribute to economic, social, environmental, and governance issues. Increasing demands, combined with regulatory uncertainties, contribute to a perception of escalating risks. This perception, in turn, can lead to a diminished appetite for investment and a reduction in both industry and Company valuations. As formal mining licensing requirements align more closely with the growing importance of the social license to operate, restoring and reinforcing trust within the sector becomes imperative for business continuity.

Our commitment

We are dedicated to transforming our relationships with local communities and government authorities into collaborative and mutually beneficial ones marked by integrity and transparency. We aim to foster shared value among our operations and all stakeholders, with a particular emphasis on the wellbeing of host communities.

Our approach

In ongoing efforts to navigate political and regulatory uncertainties, building and maintaining trust across stakeholder groups is critical. To do this, AngloGold Ashanti demonstrates good citizenship and attempts to proactively manage challenges. We work alongside stakeholders to co-determine mutually beneficial initiatives and outcomes. This includes collaborative efforts with community leaders, national and local governments, and civil society organisations. We actively support government-backed initiatives aimed at formalising ASM in Guinea, Tanzania, Ghana, and Colombia.

We are guided by the work of other intergovernmental organisations such as the Intergovernmental Forum on Mining, Minerals, Metals and Sustainable Development and the Organisation for Economic Co-operation and Development (OECD). In 2023, we participated in the OECD Forum to discuss how co-operation between large-scale mining (LSM) and ASM actors can improve sourcing practices and market access for responsible ASM. The session was led by the World Gold Council. In Guinea, we are partnering with UNEP in ASM Formalisation.

Progress in 2023

In 2023, the global landscape was shaped by significant geopolitical shifts. The ongoing conflict between Russia and Ukraine continued to pose risks, impacting business and society with escalating costs and inflation. The war between Israel and Hamas has presented additional economic consequences and impacted global relationships. These conflicts contributed to economic, social, and political risks in the jurisdictions in which we operate, especially with rising fuel and staple goods prices, which may hinder the achievement of the UN SDGs by 2030.

West Africa continued to experience political turmoil, with a coups d'etat in Niger, Central Africa and Gabon. These developments have presented additional complexities in the jurisdictions where we operate. The continued economic downturn, persistent inflation, unemployment and poverty, have led to stronger calls for local employment and an increase in artisanal mining.

The DRC held national elections in December 2023. In 2024 national elections are scheduled in Ghana, USA and South Africa, and local elections are scheduled in Tanzania.

In Colombia and Brazil, recent changes in government presented potential shifts in the business environment.

During 2023, our CEO visited Colombia, US, Australia, South Africa, Tanzania and Ghana, reinforcing our commitment to continued investments and compliance to regulatory frameworks in these countries. In Guinea, a series of executive engagements underscored our commitment to investments and collaborative efforts.

At the UN General Assembly (UNGA), concerns from African nations about resource sharing highlighted the centrality of the mining industry to these countries' efforts towards economic recovery, and at the same time highlighting the risk of resource nationalisation.

To manage these risks, we employ a comprehensive approach, and strive to operate within the letter of the law, engage stakeholders, achieve compliance, and meet local employment and procurement commitments. Ongoing engagement with communities and governments, with a focus on competency, value creation and sharing, and co-creating solutions with communities are key strategies to maintain and increase trust levels.

Listening, engaging, and acting on commitments have become even more crucial in navigating the uncertainties posed by geopolitical events and market dynamics.

KPIs

We assess potential risks by analysing the political frameworks of the countries in which we operate. This is tracked using six strategic focus areas:

- Societal contribution as a responsible corporate citizen
- Strengthening the value chain and local procurement
- Innovative business and operating model design
- Leveraging existing capabilities for economic succession
- Skills development, localisation and talent management
- Meaningful communication and engagement

Looking ahead

We will continue to engage with multiple stakeholders in the regions in which we operate. Only through meaningful dialogue can we maintain our social licence to operate.

Political change is a focus area, including the DRC presidential election that took place in December 2023 and the presidential elections scheduled in Ghana in 2024 and in Tanzania in 2025.

Business ethics and transparency

Material sustainability issue

Upholding business ethics and transparency

Related SDGs

3 GOOD HEALTH AND WELL-BEING

8 DECENT WORK AND ECONOMIC GROWTH





At AngloGold Ashanti, we consider ethical conduct as the bedrock of meaningful relationships and the foundation of our values. Our new Operating Model has reshaped our organisational culture, and our commitment to ethical practices steers our engagements with both internal and external stakeholders.

Our commitment

Ethical conduct is at the core of establishing and preserving trust. Trust, in turn, is indispensable for achieving and sustaining our SLO. Both are crucial for advancing our business and ensuring long-term sustainability.

Our approach

AngloGold Ashanti adheres to a framework governed by our *Code of Business Principles and Ethics* (Code), alongside policies such as our *Business Integrity Policy*. The Code outlines our expectations for the behaviour of directors, officers, employees, contractors, and consultants. It reaffirms our commitment to the highest standards of integrity and ethics in conducting our business, aligning with the laws and regulations of the countries in which we operate. We maintain a zero-tolerance stance toward any form of bribery and corruption. The Business Integrity Policy emphasises ethical considerations and defines prohibited conduct.

Together, these documents provide clear direction, and articulate principles that govern our internal conduct, interactions with business partners and stakeholders, and engagements within the communities we serve. Recognising that it is impossible to anticipate every situation, employees are encouraged to view them as a guiding reference, aligning their actions with our values.

Governance and compliance

AngloGold Ashanti's Board is guided by its commitment to ensuring sound governance principles and practices. The Company's governance structures and processes demonstrate our commitment to high standards of business integrity and ethics in all activities.

Sustainability governance

We take pride in our role as a responsible corporate citizen dedicated to transparency and active stakeholder engagement and have mechanisms in place to address grievances and concerns effectively. Specific grievance processes are tailored for each site, enabling employees and communities to report issues related to legal non-compliance, fraud, bribery and corruption, human rights infringements, safety, and environmental matters.

The *Speak-up Standard* is supported by a formal Speak-up programme that promotes organisational accountability and individual responsibility. In 2023, we introduced a refined Speak-up Standard, aligning it with our ongoing efforts to enhance organisational practices.

Operated independently by a third party, the Speak-up programme enables the reporting of misconduct, whether illegal or unethical, fostering an environment conducive to impartial and objective investigations. The outcomes of these investigations are communicated to the Audit and Risk Committee and SES Committee semi-annually, and to the Serious Concerns Committee on a quarterly basis.

In 2023, 247 reports were received, a slight decrease from 2022 when 251 reports were received.

"We are committed to the highest standards of integrity and ethics in conducting our business, aligning with the laws of the countries in which we operate."

Breakdown of Speak-up allegations received in 2023


3
1
15
29
156
17
9
17
Bribery and corruption
Compliance
Enquiry, crime and theft
Fraud
HR and misconduct
Irregularities
Human rights: sexual harassment
Safety, health and environment

Outcome of case closures in 2023


2%
10%
6%
7%
5%
43%
27%
%
Allegations found to be true
Allegations found to be untrue
Allegations found to be true to some degree
Allegations could not be proven
Insufficient information
Non-AGA issue
Sub-judice

Business ethics and transparency

770
vendor evaluations completed

Transparency

AngloGold Ashanti actively supports the Extractive Industries Transparency Initiative (EITI). This underscores our belief that earning and sustaining our SLO necessitates partnerships with government and community stakeholders in our operational countries, contributing to their long-term sustainability.

Our recently approved *Tax Strategy*, endorsed by the Audit and Risk Committee in November 2023, articulates our commitment to contributing tax revenues to the economies of the nations where we conduct business. Upholding the principles outlined in our Tax Strategy, we adhere to transparent tax management practices. Our approach aligns with the ICMM's Mining Principles and incorporates the organisation's updated position statement on the transparency of mineral revenues.

The ICMM, through its Tax Working Group, champions the adoption of a project by the Global Sustainability Standards Board (GSSB). This initiative aims to formulate specific disclosures related to tax and payments to governments, with substantial proposals, including the GRI standards on tax reporting. This encompasses country-by-country tax reporting, along with qualitative statements elucidating our approach to tax planning, the Board's role in tax matters, and our engagement with tax authorities globally.

AngloGold Ashanti and various other mining companies are busy working on producing a Global Standard for Responsible Mining. It is a convergence of the TSM (The Mining Association of Canada), ICMM, the WGC and Coppermark Standards.

Our commitment to transparency extends beyond financial matters to our economic value-added statement, which illustrates the value we create and share with our stakeholders. In our corporate social investments, we prioritise initiatives aligned with national development plans to support education, local procurement, local employment, and infrastructure development.

Responsible sourcing, value chain strengthening and local procurement

We commit to responsible sourcing – going beyond the conventional considerations of cost and quality, and investigating the labour, ethics and environmental practices of our direct and indirect suppliers.

We support our suppliers in conducting their business with respect for human rights, and engage in inclusive procurement practices by collaborating with local businesses and communities. We prioritise employing individuals from communities surrounding our operations.

Our global procurement activities adhere to a stringent governance policy, holding suppliers to the same ethical standards expected from our internal operations. Suppliers are required to commit to our *Supplier Code of Conduct*, aligning their businesses with our policies and ethical codes related to human rights, labour relations, employment practices, environmental standards, anti-bribery and corruption policies, and safety procedures. The Supplier Self-Assessment Questionnaire serves as an online platform for the registration and disclosure of supplier information before contract award.

We combat bribery and corruption through our *Anti-Bribery and Anti-Corruption Standard*, guiding employees and suppliers in upholding non-negotiable values. The updated version of the standard was published during the year, reinforcing our dedication to ethical practices. Similarly, the *Conflicts of Interest Standard* mandates disclosure of any conflicts related to procurement activities. An updated version of this standard was also published during 2023.

Our local procurement programmes demonstrate partnerships with locally owned and operated companies. In cases where international firms are involved, they are encouraged to establish a local presence through in-country operations or local joint ventures. While regulatory requirements do not mandate local procurement in Australia and Brazil, we actively seek local partners in these jurisdictions. Despite moving our primary listing to the NYSE in 2023 while retaining a secondary listing on the JSE we remain committed to supporting B-BBEE initiatives in South Africa.

Targets are established to drive continuous improvement in local procurement for each country, recognising that capacity building in each jurisdiction requires time. Our sourcing and adjudication process prioritises local suppliers, with a preference for in-country partnerships.

As a signatory of the UN Women Empowerment Principles and Global Compact, we integrate these principles into our procurement requirements. While woman ownership and empowerment ratios were not tracked in all of our jurisdictions, changes were introduced in the vendor onboarding process during late 2023 where these metrics will be tracked and reported going forward.

During the reporting period, we completed 770 vendor evaluations, representing approximately 46% of our 2023 new vendor onboarding requests. This excludes re-evaluations of existing vendors, which are conducted regularly, and once-off vendors that do not complete supplier assessment questionnaires (SAQs).

"We engage in inclusive procurement practices by collaborating with local businesses and communities."


Tropicana, Australia

Business ethics and transparency

Government relations and reporting

Effective management of requests from government departments and officials is a potential compliance risk at AngloGold Ashanti. To navigate this risk, a comprehensive approach is employed, incorporating Group policies, site-specific procedures, various training methods (both online and face-to-face), quarterly reviews of books and records, scrutiny of payments, on-site compliance risk assessments, and communication initiatives to enhance awareness.

Procedures tailored to each country address potential risks, providing guidance on interactions with government officials. These procedures ensure the documentation of payments to government departments, officials, or other stakeholders. Additionally, country-specific government payment procedures and petty cash policies are aligned with local policies and procedures.

In 2023, the Group's compliance team remained focused on strengthening controls to prevent and detect risks, particularly those related to fraud, bribery, and corruption concerning government-related payments. A risk-based approach is applied to third-party agents and intermediaries, now requiring their adherence to AngloGold Ashanti's anti-bribery and anti-corruption standards and procedures, which includes the disclosure of their payments to government officials. These processes are assessed as part of the site reviews conducted by the compliance team during combined assurance reviews. On a quarterly basis, sites report on payments to the country or regional audit committees. Information is consolidated for reporting to the Serious Concerns Committee.

Payments to government ($ million)	2023
Argentina	96.2
Australia	72.1
Brazil	94.1
Colombia	36.5
DRC	94.3
Ghana	144.5
Guinea	61.4
Tanzania	214.7
USA	18.9

The results of the top 50 high-risk supplier evaluations for 2023 reflected the following:

88%	are located in countries of very low to low risk with regard to political rights with 20% in high-risk and 12% in very high-risk countries. Political rights refer to an individual's ability to participate in civil and political life of the society and state without fears of discrimination or repression
88%	of suppliers are located in counties/regions that are considered free, while 20% are considered partially free and 12% are not considered free. Freedom in this case refers to a country that protects the civil liberties of its citizens
60%	of suppliers presented low to very low cyber risks, with 6% and 4% presenting medium and high cyber risks respectively. 30% of suppliers do not have a cyber risk rating
32%	of suppliers are considered to present a moderate production risk to the Company, with 68% presenting high production risks, should the supply of products or services be harmed or compromised

We also completed several external regulatory declarations, including the Modern Slavery Statement, Dow Jones declaration, South Africa B-BBEE 2022 review, WGC and ICMM declarations. These reviews and declarations led to an improvement in the Company's Dow Jones rating and an improvement in its B-BBEE ratings.

$833m

Performance target:
Payments to governments

Looking ahead

Among our key areas of focus in 2024 are:

- Revisiting all standards and policies with the goal to implement updated guidelines and requirements during 2024
- Introducing our new Global Supply Chain Standard to help ensure that we comply with local content laws and conduct due diligence on local joint ventures to certify that they promote skills transfer and the capacity building of local partners
- Completing the Supply Chain Source to Invoice designs and implementations at the applicable Regions, in line with the project timetable, with some rolling over to 2025



Tropicana, Australia



Geita, Tanzania

Security

Material sustainability issue

Ensuring the security of our employees, our communities and our assets and products

Related SDGs


8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES





The challenges faced across our operations remain complex, with heightened risks stemming from political instability, poverty, inequality, terrorism, and the rise of ASM and illegal mining activities. Safeguarding our people, assets, and products remains vital to business continuity and sustainability.

Recognising that mining operations are intertwined with their host communities, we understand that the success of our business is ultimately linked to the security and prosperity of the areas in which we operate. We continue to prioritise internal and external engagement and awareness to enable this.

Across all our jurisdictions, threat and risk assessments are conducted to ascertain the necessary security resources required. Our proactive stance involves continuous risk assessments, allowing us to identify potential threats and/ or risks. When threats are identified, we develop and implement mitigating strategies to address them, ensuring the ongoing safety and security of our operations and our host communities.

Our commitment

We are committed to acting with integrity, promoting transparency and good governance, and working with governments, NGOs and communities to co-design sustainable solutions to mitigate security risks. We also work with public and private security forces in countries where we operate. All security personnel deployed on our sites are required to undergo thorough induction in the Voluntary Principles on Security and Human Rights (VPSHR). In all circumstances we favour dialogue in resolving any disputes and will always seek to de-escalate confrontation to provide the space for peaceful resolution.

Progress in 2023

In 2023, elevated risks across our operations and increasing criminality in some jurisdictions required a review of tactical plans to counter and mitigate security risks. Extensive engagement is ongoing to address challenges, in an effort to manage the risk posed by ASM and illegal mining activities at our sites in Tanzania, Ghana and Guinea. Key to addressing these challenges is gaining support from all relevant internal and external stakeholders in securing our tenement and, by inference, protecting our people and assets.

Reducing the number of fatalities and injuries of those involved in ASM and illegal mining in our operational areas remains a priority. Furthermore, an increase in injuries to security personnel related to persistent efforts by illegal miners to gain access to working areas has been evident, and focused security interventions to minimise conflict are ongoing to prevent this.

The community policing initiative at Geita in Tanzania, in conjunction with the Tanzanian Police service, continues to yield positive results and is being expanded across communities at the mine. Lessons learned from this model are being adapted for our operations in Guinea and Ghana.

No VPSHR related allegations and or incidents were recorded in 2023, which, despite the challenges mentioned above, is testament to conducting security practices with the utmost respect for human rights. We have also made progress in socialising the new compliance requirements as part of the revised Group Security Standards and procedures.

Optimised usage of iSIMS in 2023 has been instrumental in better managing risk mitigating control measures, including improved monitoring, and reporting capabilities on crime trends.

Looking ahead

In 2024 we will focus on:

- Embedding iSIMS risk modules, which will improve our vulnerability assessment process, to improve control effectiveness and the mitigation of security risks
- Embedding the revised Group Security standard, procedures and guidelines
- Reducing fatalities and injuries to employees and communities on our operational concessions as a result of ASM and illegal mining

Case study

International Code of Conduct Association

The International Code of Conduct Association (ICoCA) is a multi-stakeholder initiative formed in 2013 to ensure that providers of private security services respect human rights and humanitarian law. It serves as the governance and oversight mechanism of the International Code of Conduct for Private Security Service Providers (the "Code"). The Code was finalised in 2010, the result of a multi-stakeholder initiative launched by Switzerland. The Code articulates responsibilities of private security companies under human rights and international humanitarian law to ensure the responsible provision of private security services, particularly when operating in complex environments.

As part of AGA's commitment to continuous improvement in managing security with the utmost respect for human rights, collaboration with ICoCA resulted in Geita Gold Mine hosting ICoCA in October 2023, enabling them to develop a case study as per the below news excerpt from the ICoCA website:

Exploring a Collaborative Security Model at Geita Gold Mine

The ICoCA staff had the chance to visit the Geita Gold Mine in Tanzania, managed by AngloGold Ashanti. This was an opportunity to delve into a remarkable security collaboration model that involves community policing, local law enforcement, in-house security, and private security services provided by SGA Security, an ICoCA Certified Member. This collaborative model not only safeguards the mine's operations but also enhances the well-being and prosperity of the surrounding communities. It's a great example of how businesses can positively impact the regions in which they operate. During their three-day visit to Geita, the ICoCA team actively engaged with numerous programme stakeholders, conducting in-depth interviews and documenting their findings with the goal of sharing them as a comprehensive case study

Click here to view the full case study on the ICoCA website

Cyber Safety

Material sustainability issue

Ensuring the security of our employees, our communities and our assets and products

Related SDGs


16
PEACE, JUSTICE AND STRONG INSTITUTIONS





Organisations across the world are facing increasingly sophisticated cyber attacks. Safeguarding our people, assets, and products remains vital to business continuity and sustainability.

To mitigate cyber security risks, our approach prioritises continued investment in technology and emphasises the importance of cyber safety awareness and training for all employees and contractors. Recognising that human error often poses the biggest risk, our robust policy framework, strong governance, and efficient business operating processes are designed to create a secure working environment, where staff are well-equipped with the knowledge and skills to maintain high levels of cyber safety.

AngloGold Ashanti is dedicated to ensuring the effective and responsible use of information technology (IT) and operational technology (OT) across its operations and activities. Digital technology governance, a subset of the group's overall governance system, plays a pivotal role in achieving this commitment. We have various Sarbanes-Oxley Act controls in place and have embraced best practices from leading frameworks and standards, including Cobit, NIST, COSO, ISO31000 and ISO27000. These frameworks guide our digital technology governance processes and policies, forming a robust and comprehensive approach to technology management.

One of the key aspects of digital technology governance is cyber security, a high-risk area due to the increasing frequency and sophistication of cyber threats. To address this, the Group has implemented several governance, risk management, and compliance initiatives to safeguard against cyber risks and ensure the confidentiality, integrity, and availability of our data and systems.

Our Security Operations Centre (SOC) helps to ensure vigilant threat and vulnerability management, operating 24/7. This proactive approach extends to our cyber security risk assessment programme, encompassing regular internal phishing simulations and cyber awareness training and testing. Through these initiatives, we empower staff with the knowledge and tools necessary to identify and mitigate cyber threats.

Our adherence to compliance and governance standards involves regular reviews and enforcement of our Standard Operating Procedures. We collaborate with relevant stakeholders, such as regulators, industry associations, and service providers, to enhance our cyber security capabilities and resilience.

Our approach to cyber security encompasses more than just daily operational meetings and the maintenance of a detailed cyber risk register; it also precipitated the development of a 'human risk platform'. This unique platform serves to assess the effectiveness of our cyber security training by analysing responses from each training campaign, categorising users into risk levels and designating some as 'high risk'.

This enables us to gain a deeper understanding of our team's cyber security posture. In the event of a cyber security incident, our Incident Response and Recovery plan includes prompt actions to identify and contain breaches, prevent future incidents, and regularly conduct tabletop exercises. Our comprehensive approach helps to ensure that we are not just reactive in the face of cyber threats, but also proactive in fostering a culture of cyber awareness and vigilance.

Progress in 2023

In part of our ongoing commitment to bolster cyber resilience within AngloGold Ashanti, substantial advancements have been made in our Operational Technology (OT) programme. A comprehensive site review was recently extended to Latin America (LATAM), revealing valuable insights into embedded cyber risks within operational systems. This has played an instrumental role in advancing our understanding and prioritising OT cyber risks and their mitigation.

In Australia and Africa, we have delved deeper into the risk assessments previously performed, actively developing risk profiles for the OT infrastructure at each site. In response to these findings, we are expanding and refining our mitigation programmes in LATAM, Australia, and Africa, specifically addressing newly identified risks.

A major development is the integration of a global real-time monitoring platform into our existing 24/7 Cyber SOC, enhancing our capability to detect and respond to threats swiftly and effectively.

In line with our commitment to our first value, Safety, the cyber team was rebranded as the Cyber Safety team, emphasising the integration of cyber matters with overall safety considerations. Ensuring our people are equipped with the right knowledge to counter cyber safety and security threats is key to cyber resilience. Numerous cyber awareness courses were issued to technology users within our organisation. In particular, global focus has been given to employee awareness with the launch of the Human Firewall campaign. This initiative aims to empower all employees to not only recognise cyber risks but also protect the AngloGold Ashanti operating environments and contribute to overall system safety. Additionally, the Cyber Safety team conducted several threat simulations during the year to identify areas of risk for mitigation.

In 2023, our cyber security strategy underwent significant evolution, focusing on sustainable and proactive measures to enhance stakeholder protection. Our Cyber Safety team, in close collaboration with internal and external partners, has intensified our real-time monitoring and swift response mechanisms with the 24/7 SOC, and maintained our high security scores well-above industry benchmarks. In 2023, we achieved a Security Posture Score of **99** from the Security Scorecard and **95** from Black Kite. This enables us to gain a deeper understanding of our team's cyber security posture.

This year marked a deeper engagement with Digital Technology stakeholders, fostering a more collaborative and pre-emptive approach to cyber threat identification and mitigation. Our monthly cross-departmental cyber risk management meetings and the continuously refined Cyber Risk Register have been central to our comprehensive risk assessment and mitigation strategies.

Notably, we have bolstered our human risk element through a Cyber Safety Awareness Training Programme to enhance awareness and preparedness against cyber threats. This has complemented our annual external penetration tests and monthly internal phishing simulations.

In the fourth quarter of 2023, we reviewed our Digital Technology standards and initiated a project to improve its data breach incident responses. These efforts underscore our commitment to safeguarding the digital integrity of our internal and external stakeholders and reinforcing their trust in our robust cyber governance practices.

Cyber Safety

"Our cyber security strategy has undergone a significant evolution, focusing on sustainable and proactive measures to enhance stakeholder protection."

Case study

Promising improvements in navigating cyber security threats

Our ongoing OT cyber security project signifies a substantial and continuous effort to enhance visibility and control in this essential area. We are currently navigating a complex environment and have adopted a phased approach to tackle these challenges effectively. This approach begins with the Discovery phase, where we are actively identifying specific vulnerabilities in our OT systems. Following this, we will move into the Classification phase, aiming to systematically categorise these vulnerabilities for targeted management. The final phase, Management, which we are gearing up for, will involve the implementation of robust control measures.

This strategy is already showing promising improvements in our OT security posture and is expected to provide profound insights and enhanced control once fully implemented.

Looking ahead

In 2024 we will focus on:

- In 2024, we aim to deliver a more resilient, agile and proactive cyber security posture, safeguarding our assets and stakeholders against evolving cyber threats. To achieve this we will:
  - Further strengthen our IT and OT security postures, ensuring our defences are robust and up-to-date with emerging threats and technologies.
  - Grow our visibility and management of the security posture for OT, which is crucial for AngloGold Ashanti's operational integrity.
  - Mature our Manage, Detect and Response capabilities to encompass both IT and OT environments. This integrated approach will enable a more cohesive and effective response to cyber threats across all of our technological domains.
  - Increase user awareness through training and targeted marketing campaigns, reinforcing the role that they play in our cyber security ecosystem.
  - Solidify our Cyber Security Governance Framework to ensure that our cyber security strategies are aligned with industry best practices and are seamlessly integrated with our broader governance structures.



Iduapriem, Ghana

Assurance statement

Introduction

As a member of the International Council on Mining & Metals (ICMM), AngloGold Ashanti Limited (AngloGold Ashanti) is committed to obtaining assurance over specified assertions related to its 2023 Sustainability Report in accordance with the ICMM Mining Principles (Dec 2023).

In addition, as a member of the World Gold Council (WGC), AngloGold Ashanti also requires assurance on its implementation of the Responsible Gold Mining Principles (RGMPs).

IBIS ESG Consulting Africa (Pty) Ltd (IBIS) was commissioned by AngloGold Ashanti to conduct an independent third-party assurance engagement in relation to the sustainability information in its Sustainability Report (the Report) for the financial year that ended 31 December 2023.

IBIS is an independent licensed provider of sustainability assurance services. The assurance team was led by Petrus Gildenhuys with support from a multidisciplinary team of health, safety, social, environmental and assurance specialists with extensive experience in sustainability reporting. Petrus is a Lead Certified Sustainability Assurance Practitioner (LCSAP) with more than 25 years' experience in sustainability performance measurement involving both advisory and assurance work.

Assurance Standard Applied

This assurance engagement was performed in accordance with AccountAbility's AA1000AS v3 (2020) ("AA1000AS") and was conducted to meet the AA1000AS Type II Moderate and High level requirements respectively as indicated below.

Respective Responsibilities and IBIS' Independence

The directors of AngloGold Ashanti are responsible for preparing its Sustainability Report and for the collection and presentation of sustainability information within the Report. The directors are also responsible for the preparation and presentation of a compliance statement in accordance with the ICMM Mining Principles and related reporting commitments. This responsibility includes the identification of stakeholders and stakeholder requirements, material sustainability issues and commitments with respect to sustainability performance, as well as for the design, implementation, and maintenance of internal controls relevant to the preparation of the report.

For the RGMPs, AngloGold Ashanti is responsible for ensuring that the organisation designs, implements, operates and monitors activities, processes and controls to ensure compliance with policies and procedures that conform to the Principles.

IBIS' responsibility is to the Directors of AngloGold Ashanti alone and in accordance with the terms of reference agreed with AngloGold Ashanti. IBIS applies a strict independence policy and confirms its impartiality to AngloGold Ashanti in delivering the assurance engagement. This assurance engagement is the second consecutive assurance engagement conducted for AngloGold Ashanti by IBIS.

Assurance objectives

a. The purpose of the assurance engagement was to provide the management of AngloGold Ashanti with an independent assurance report on whether:

b. AngloGold Ashanti meets the implementation and reporting requirements in terms of its WGC membership as disclosed with specific reference to the RGMPs (Moderate), and the Report meets the following objectives as per the ICMM Mining Principles (Dec 2023).

- **ICMM SUBJECT MATTER 1**: AngloGold Ashanti's conformance with the ICMM Mining Principles, including the associated mandatory requirements set out in the ICMM Position Statements. (Moderate)
- **ICMM SUBJECT MATTER 2:** AngloGold Ashanti's material sustainability risks and opportunities that form the basis of its review of the business and the views and expectations of its stakeholders. This involves AngloGold Ashanti's approach to identify, prioritize and respond to its material sustainable development (SD) risks and opportunities, assessed through AngloGold Ashanti's application of the AA1000 Accountability Principles (2018). (Moderate)
- **ICMM SUBJECT MATTER 3**: The existence and status of AngloGold Ashanti's implementation of systems and approaches used to manage its identified material SD risks and opportunities. (Moderate)
- **ICMM SUBJECT MATTER 4:** Reporting on AngloGold Ashanti's performance during the reporting period reflected by the following subject matter disclosures relating to AngloGold Ashanti's material SD risks and opportunities:

High Assurance

Key performance indicator	Unit of measurement
Type of injury and rates of injury and number of work-related fatalities *(Page 23, Sustainability Report 2023)*	Number
Occupational diseases (Number of new Silicosis / Tuberculosis (TB) / Noise-induced Hearing Loss (NIHL) Cases) *(Page 25, Sustainability Report 2023)*	Number
Number of new occupational Malaria cases & MLTIFR (Page 27, Sustainability Report 2023)	Number and Rate
Community investment (CSI) *(Page 32, Sustainability Report 2023)*	USD
Energy intensity *(Page 45, Sustainability Report 2023)*	GJ/ tonne treated
Total greenhouse gas (GHG) emissions *(Pages 43 and 45, Sustainability Report 2023)*	tCO_2e
GHG emissions intensity *(Page 45, Sustainability Report 2023)*	Kg of GHG per tonne treated
Total water discharge by quality and destination *(Page 53, Sustainability Report 2023)*	Kl
Total number and volume of significant spills *(Page 51, Sustainability Report 2023)*	Number
Total amounts of overburden, rock, tailings, and sludges and their associated risks *(Pages 55, 56 and 57, Sustainability Report 2023)*	Number
Percentage of security personnel trained in the organisation's policies and procedures concerning aspects of human rights (VPSHR) that are relevant to operation *(Page 38, Sustainability Report)*	Percentage
Percentage and total number of operations that have been subject to human rights reviews and/or impact assessments *(ESG Data Workbook 2023 under the 'Respecting human rights' tab)*	Percentage and Number
Percentage of new suppliers that were screened using labour practices / human rights impacts criteria *(Page 38, Sustainability Report)*	Percentage
Royalties and taxes paid to government in terms of Extractive Industries Transparency Initiative (EITI) Principles *(Page 62, Sustainability Report 2023)*	$ million

Assurance statement

Moderate Assurance

Key performance indicator	Unit of measurement
Proportion of spending on locally based suppliers at significant locations of operation *(Pages 61 and 62, Sustainability Report 2023)*	Percentage
Total water imported by source *(Pages 52 and 53, Sustainability Report 2023)*	Megalitres
Operational sites owned, leased, managed in or adjacent to protected areas and areas of high biodiversity value outside protected areas *(Pages 39 and 51, Sustainability Report)*	Number
Total weight of waste by type and disposal method *(ESG Data Workbook 2023 under the 'Mineral waste' tab)*	Tonnes, Kilotonnes and Megatonnes
Amount of land (owned, or managed) disturbed or rehabilitated *(Page 57, Sustainability Report 2023)*	Hectares
Number of grievances about human rights impacts / impacts on society filed, addressed and resolved through formal grievance mechanisms *(Page 32, Sustainability Report 2023)*	Number
Significant actual and potential negative human rights impacts in the supply chain and actions *(Pages 61 and 62, Sustainability Report 2023)*	Narrative
Programmes for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings *(Page 26, Sustainability Report 2023)*	Number

- **ICMM SUBJECT MATTER 5:** AngloGold Ashanti's application of disclosures regarding the company's prioritisation process for selecting assets for third-party Performance Expectations (PE) Validation on Page 2, Sustainability Report and, ESG Data Workbook 2023 under the 'ICMM self-assessment' tab. (Moderate)

Assessment criteria

The following suitable assessment criteria were used in undertaking the work:

- The WGC RGMP criteria
- The ICMM Mining Principles as defined by the following subject matter criteria:

ICMM SUBJECT MATTER 1: ICMM Principles and relevant PEs, and mandatory requirements set out in the ICMM Position Statements.

ICMM SUBJECT MATTER 2: AngloGold Ashanti's description of its process for identifying material sustainability issues that meet the principles of completeness and materiality as defined in Global Reporting Initiative (GRI) as well as AA1000AP (2018) adherence criteria for the Principles of Inclusivity, Materiality, Responsiveness and Impact as published.

ICMM SUBJECT MATTER 3: AngloGold Ashanti's description of systems and approaches (as reported) that meet the reporting requirements for management of SD risks and opportunities in line with the requirements of GRI 103.

ICMM SUBJECT MATTER 4: Completeness, accuracy and validity of reported sustainability data throughout the Report in accordance with the internal AngloGold Ashanti operational Safety and Sustainable Development Indicator Definitions and Guidance Notes.

ICMM SUBJECT MATTER 5: The description of the AngloGold Ashanti's asset prioritisation process and its application.

Assurance procedures performed

- Our assurance methodology included:
  - Interviews with relevant functional managers from AngloGold Ashanti Group and inspection of information provided to test and verify the existence and completeness of procedures and processes in place for adherence to the AA1000AP Standard, ICMM Mining Principles, and the WGC requirements.
  - AngloGold Ashanti Group, as well as a combination of desktop and on-site reviews at four sampled operations (Siguiri, Obuasi, Iduapriem and Cerro Vanguardia) across its universe of operations. This involved testing, on a sample basis, the measurement, collection, aggregation and reporting of selected sustainability information at each operation.
  - Inspection and corroboration of supporting evidence to evaluate the data generation and reporting processes against the assurance criteria.
  - Reliance on Internal Audit work related to select indicators in scope by way of reviewing the scope of work, procedures performed, and outcomes documented.
  - Reporting the assurance observations to management as they arose to provide an opportunity for corrective action prior to completion of the assurance process.
  - Assessing the presentation of information relevant to the scope of work in the Report to ensure consistency with the assurance observations.

Engagement and Inherent Limitations

IBIS planned and performed the work to obtain all the information and explanations believed necessary to provide a basis for the assurance conclusions for High and Moderate levels of assurance respectively in accordance with AA1000AS v3.

The procedures performed at a Moderate assurance level vary in nature from and are less extensive than for High assurance in relation to risk assessment procedures, including an understanding of internal control, and the procedures performed in response to the assessed risks. As a result, the level of assurance obtained for a Moderate assurance engagement is lower than for High assurance as per AA1000AS v3.

Conversion factors used to derive emissions and energy used from fuel and electricity consumed, are based upon information and factors derived by independent third parties. The assurance work did not include an examination of the derivation of those factors and other third-party information.

IBIS experienced no limitations to the agreed extent of work required for the engagement. The scope of work did not extend to any subject matters other than specified in this assurance statement.

Assurance Conclusion

High assurance conclusion | HA

In our opinion, based on the work undertaken for High assurance as described, we conclude that the subject matters in the scope for High assurance have been prepared and disclosed in accordance with the defined reporting criteria and are free from material misstatement.

Moderate assurance conclusion | MA

In our opinion, based on the work undertaken for Moderate assurance as described, we conclude that the subject matters in the scope for Moderate assurance are supported by the evidence obtained.

Key observations and recommendations

Based on the work set out above, and without affecting the assurance conclusions, the key observations and recommendations for improvement are as follows:

In relation to the WGC standards

AngloGold Ashanti has designed and implemented operational processes and controls to ensure compliance with policies and procedures that conform to the RGMP requirements. It is also actively monitoring its implementation. IBIS applied the RGMP/ICMM Equivalency Matrix to cross-validate AngloGold Ashanti's Self-Assessments at a Corporate level at the following operations: Cerro Vanguardia, Obuasi and Iduapriem.

In relation to ICMM subject matter 1

AngloGold Ashanti's corporate statements, together with the reviewed Group policies, management standards and procedures, conform to and reflect the implementation of the ICMM Mining Principles, Performance Expectations, and the related Position Statements.

In relation to ICMM subject matter 2

Inclusivity: AngloGold Ashanti's stakeholder commitments are detailed on its website and in its corporate reporting. AngloGold Ashanti's Stakeholder Engagement Standard outlines its approach to stakeholder engagement, and the purpose and scope of engagement. AngloGold Ashanti has

Assurance statement

implemented Group standards and processes for stakeholder engagement, and directs its operations to allocate resources to support stakeholder participation. Each operation develops and implements a stakeholder engagement plan to meet the specific requirements of stakeholders in the areas of operation, that is aligned to the principles of the Group Standards.

It is recommended that AngloGold Ashanti continue to enhance its development of metrics relating to stakeholder engagement outcomes and effectiveness to ensure that it maintains its position as a stakeholder-inclusive company.

Materiality: AngloGold Ashanti identifies its material sustainability topics through its annual materiality assessment process. The process, aligned to best practices, identifies material sustainability topics using a wide range of sources, evaluates these topics using a double materiality approach, and prioritises them to determine its priority material sustainability topics. The process is integrated into its governance, strategy, and risk management processes. It is recommended that AngloGold Ashanti continue to enhance its materiality determination processes, to remain in alignment with global approaches to materiality assessment.

Responsiveness: AngloGold Ashanti has developed a process for responding to material sustainability topics and communicating them to stakeholders that is applied across the organisation. It is recommended that AngloGold Ashanti continue to enhance its processes for developing responses to stakeholders to ensure that it can proactively respond to stakeholders.

Impact: AngloGold Ashanti uses its materiality assessment process as a basis to identify its impacts and its impact performance. It has implemented processes to integrate the management of key impacts into strategy, governance, and risk management processes. AngloGold Ashanti has mapped out the SDGs against its material sustainability topics across its annual reporting suite and identified priority SDG targets serving as a contextual framework for measuring and reporting its impacts, both positive and negative.

In relation to ICMM subject matter 3

The processes observed to manage the Group's material sustainability risks and opportunities have been applied throughout the Group through the implementation of standards and programmes and have been well articulated in the Sustainability Report and company website. Group Management Standards and Policies define the mandatory minimum requirements set for managing a wide range of sustainability issues.

In relation to ICMM subject matter 4

IBIS observed that appropriate measures are in place to provide reliable source data related to the selected sustainability disclosures in the assurance scope. AngloGold Ashanti has an established sustainability data management system, which assists with the collection and consolidation of sustainability information.

Data inconsistencies that were identified during the assurance process were subsequently corrected by management.

IBIS recommends that additional periodic internal reviews are performed between site records and the sustainability data management system to ensure that figures are correctly calculated, entered and reported on the system.

In relation to ICMM subject matter 5

AngloGold Ashanti's process of external validation as observed by IBIS is confirmed to have commenced in September 2022, continued in 2023, and is scheduled for completion across all assets over a three-year period. AngloGold Ashanti re-prioritised its asset validation process to align with the combined assurance audit cycle in 2023.

A comprehensive management report detailing specific findings and recommendations for continued sustainability reporting improvement has been submitted to AngloGold Ashanti management for consideration.



Petrus Gildenhuys
Director, IBIS ESG Consulting Africa (Pty) Ltd
Johannesburg, 10 April 2024

IBIS PART OF SLR

AA1000
Licensed Report
000-156/V3-Q05SE

The assurance statement provides no assurance on the maintenance and integrity of sustainability information on the website, including controls used to maintain this. These matters are the responsibility of AngloGold Ashanti.

Admin and corporate information

AngloGold Ashanti plc

Incorporated in England and Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96

Share codes:

ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD

JSE Sponsor:

The Standard Bank of South Africa Limited

Auditors: PricewaterhouseCoopers Inc.

Offices

Registered and Corporate
4th Floor, Communications House
South Street
Staines-upon-Thames
Surrey TW18 4PR
United Kingdom
Telephone: +44 (0) 203 968 3320
Fax: +44 (0) 203 968 3325

Australia
Level 10, AMP Building,
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

South Africa
112 Oxford Road
Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Directors

Executive
A Calderon▲º (Chief Executive Officer)
GA Doran▲◊ (Chief Financial Officer)

Non-Executive
MDC Ramos^ (Chairperson)
KOF Busia△
AM Ferguson*
AH Garner#
R Gasant^
SP Lawson#
J Magie§
MC Richter#~
DL Sands#
JE Tilk§

*British §Canadian #American
▲Australian ~Panamanian ◊Irish
^South African △Ghanaian ºColombian

Officers
Catherine Stead
Vice President: Company Secretary

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

Investor Relations contacts

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com

Share Registrars

United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021

United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2000
Shareholder Online Inquiries:
https://www-us.computershare.com/Investor/#Contact
Website: www.computershare.com/investor

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com

Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315

Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

AngloGold Ashanti website
www.anglogoldashanti.com

AngloGold Ashanti posts information that may be important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations. Accordingly, investors should visit this website regularly to obtain important information about AngloGold Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the SEC and public conference calls and webcasts. No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.

PUBLISHED BY ANGLOGOLD ASHANTI

Glossary

Abbreviations

ABSA	Amalgamated Banks of South Africa Limited
AGA	AngloGold Ashanti plc (formerly AngloGold Ashanti Limited, up to 25 September 2023
AGA-Mal	AngloGold Ashanti Malaria project
AIDS	Acquired Immunodeficiency Syndrome
ARD	Acid Rock Drainage
ASM	Artisanal and Small-Scale Mining
B-BBEE	Broad-Based Black Economic Empowerment
BEVs	Battery Electric Equivalents
BTSF	Beposo Tailing Storage Facility
CAHS	Child and Adolescent Health Services
CCC	Closure Consultative Committee
CCV	Critical Control Verification
CdS	Córrego do Sítio
CEO	Chief Executive Officer
CMAI	Centane/Mbashe Agriculture Initiative
CO^2e	Carbon Dioxide equivalent
COP	Communication on Progress
COSO	Committee of Sponsoring Organisations
CSI	Corporate Social Investment
CVSA	Cerro Vanguardia S.A.
CYLC	Cape York Land Council
DMCC	District Mine Closure Committee
DRC	Democratic Republic of the Congo
DST	Dundee Sustainable Technologies
EAP	Employee Assistance Programmes
EITI	Extractive Industries Transparency Initiative
EMS	Environment Management Systems
EPA	Environmental Protection Agency
ESG	Environment, social and governance
ETS	Eaton Tuner Shaft
ExCo	Executive Committee
FPIC	Free, Prior and Informed Consent
FTSE	Financial Times Stock Exchange Index series
GBF	Global Biodiversity Framework
GBV	Gender-Based Violence
GHG	Greenhouse gas
GISTM	Global Industry Standard on Tailings Management
GJ	Gigajoule
GRI	Global Reporting Initiative
GSSB	Global Sustainability Standards Board
GTSF	Greenfields tailing storage facility
Ha	Hectare
HDSAs	Historically Disadvantaged South Africans
HIV	Human Immunodeficiency Virus
HPA	Heritage Protection Agreement
HPI	High potential incident
HR	Human resource
HRDD	Human Rights Due Diligence
HSS	Health, safety and security
HuRi	Human rights
IBIS	IBIS Environmental Social Governance Consulting Africa Pty Ltd
ICANH	Columbian Institute of Anthropology and History
ICMC	International Cyanide Management Code
ICMM	International Council on Mining and Metals
ICoCA	International Code of Conduct Association
ICT	Information and communication technology
ID&E or IDE	Inclusion, diversity and equity
IDP	Individual Development Planning
IFC	International Finance Corporation
IGF	Forum on Mining, Minerals, Metals, and Sustainable Development
IRS	Indoor Residual Spraying
iSIMS	Integrated Sustainability Information Management System
IT	Information Technology
JSE	Johannesburg Stock Exchange
kg	Kilogram
km	Kilometre
KPIs	Key Performance Indicators
kt	Kilotonne
LATAM	Latin America
LCSAP	Lead Certified Sustainability Assurance Practitioner
LHDs	Load, Haul, Dump machines
LPRs	Livelihood Restoration Plans
mg/l	Milligrams per litre
ML	Megalitres
MoU	Memorandum of Understanding
Moz	Million ounces
MSCI	Morgan Stanley Capital International
Mt	Metric tonne
MW	Megawatt
NEMC	National Environment Management Council
NGOs	Non-governmental organisations
NIHL	Noise-Induced Hearing Loss
NIST	National Institute of Standards and Technology
NQF	National Qualifications Framework
NYSE	New York Stock Exchange
OECD	Organisation for Economic Co-operation and Development

Glossary

Abbreviations ...cont.

OneHR	Online Human Resource
OT	Operational Technology
PAPs	Project Affected Persons
PEs	Performance expectations
pH	potential of Hydrogen
PLC	Public Limited Company
PPA	Power Purchase Agreement
PPE	Personal Protective Equipment
PRI	Principles for Responsible Investment
RAPs	Resettlement Action Plans
RGMPs	Responsible Gold Mining Principles
RLP	St Bart's Reconnecting Lives Programme
RMI	Responsible Mining Index
RNTBC	Registered Native Title Bodies Corporate
RPPNs	Reserva Particular do Patrimônio Natural in Brazil
S&P Global Inc	Standard and Poor's Global Incorporated
SAQ	Self-Assessment Questionnaire
SASB	Sustainability Accounting Standards Board
SD	Sustainable Development
SDGs	United Nations Sustainable Development Goals
SEC	United States Security and Exchange Commission
SEDP	Social and Economic Developement Plan
SES	Social, Ethics and Sustainability
SLO	Service-level objective
SLO	Social Licence to Operate
SME	Small- and mid-size enterprise
SML	Special Mining Leases
SOC	Security Operations Centre
TCFD	Task Force on Climate-related Financial Disclosures
TNFD	Taskforce on Nature-related Financial Disclosures
TRIFR	Total Recordable Injury Frequency Rate
TSF	Tailings storage facilities
TSM	Towards Sustainable Mining (The Mining Association of Canada)
UN	United Nations
UNEP	United Nations Environment Programme
UNGA	United Nations General Assembly
UNGC	United Nations Global Compact
UNGP	United Nations Guiding Principles for Business and Human Rights
US, USA	United States of America
USAID	United States Agency for International Development
USD	United States dollar
VPSHR	Voluntary Principles of Security and Human Rights
VRA	Volta River Authority
WEPS	Women's Empowerment Principles
WGC	World Gold Council
WHO	World Health Organization
WITS	University of Witwatersrand